Exhibit 99.1

EXHIBIT 99.1 TO FORM 6-K

SUPPLEMENTAL INFORMATION REGARDING THE JAGUAR AND LAND ROVER BUSINESS

OF TATA MOTORS LIMITED

This Exhibit sets forth selected recent developments, financial data, discussion and analysis of results of operations, employee and management information, and other information relating to the Jaguar and Land Rover (“JLR”) business of Tata Motors Limited (“TML”). Unless the context indicates otherwise, references to the following terms in this Exhibit have the meanings ascribed to them below.

Notes

“January 2013 Notes”	The existing $500,000,000 5.625% Senior Notes due 2023 issued 28 January 2013.

“January 2014 Notes”	The existing £400,000,000 5.000% Senior Notes due 2022 issued 31 January 2014.

“February 2015 Notes”	The existing £400,000,000 3.875% Senior Notes due 2023 issued 24 February 2015.

“January 2017 Euro Notes”	The existing €650,000,000 2.200% Senior Notes due 2024 issued 17 January 2017.

“January 2017 Pound Notes”	The existing £300,000,000 2.750% Senior Notes due 2021 issued 24 January 2017.

“October 2017 Notes”	The existing $500,000,000 4.500% Senior Notes due 2027 issued 10 October 2017.

“September 2018 Notes”	The existing €500,000,000 4.500% Senior Notes due 2026 issued 14 September 2018.

“November 2019 Notes”	The existing €500,000,000 5.875% Senior Notes due 2024 and the existing €300,000,000 6.875% Senior Notes due 2026 issued 26 November 2019.

“December 2019 Notes”	The existing €200,000,000 6.875% Senior Notes due 2026 issued 20 December 2019 having the same terms and conditions as the €300,000,000 6.875% Senior Notes due 2026 issued 26 November 2019.

“Existing Notes”	The January 2013 Notes, the January 2014 Notes, the February 2015 Notes, the January 2017 Euro Notes, the January 2017 Pound Notes, the October 2017 Notes, the September 2018 Notes, the November 2019 Notes and the December 2019 Notes.

Certain Other Terms

“Adjusted EBIT”	Defined as per Adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.

“Adjusted EBIT margin”	Defined as Adjusted EBIT divided by revenue.

“Adjusted EBITDA”	Defined as profit before income tax expense, exceptional items, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, unrealised fair value gains/losses on equity investments, share of profit/loss from equity accounted investments, depreciation and amortisation.

“Board” or “board of directors”	The board of directors of JLR.

“Brexit”	The exit of the United Kingdom from the European Union formally initiated by the United Kingdom government on 29 March 2017, which occurred on 31 January 2020; followed by a transition period ending on 31 December 2020, during which the European Union would treat the United Kingdom as if it were still a member of the European Union.

‘‘COVID-19’’	The infectious disease caused by acute respiratory syndrome SARS-CoV-2 and the pandemic resulting therefrom, which is continuing as of 7 October 2020, and public health events related thereto.

“British pounds”, “GBP”, “sterling”, or “£”	Pounds sterling, the currency of the United Kingdom of Great Britain and Northern Ireland.

“Chery”	Chery Automobile Company Ltd.

“China Joint Venture”	Chery Jaguar Land Rover Automotive Co., Ltd., our joint venture with Chery to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China.

“China Revolving Facility”	The three year (subject to annual review) RMB 5 billion (£576 million equivalent as at 30 June 2020) working capital loan facility entered into by Jaguar Land Rover (China) Investment Co., our wholly owned Chinese subsidiary, on 8 June 2020.

“Chinese yuan” or “CNY”	Chinese yuan, the currency of the People’s Republic of China.

“COSO”	Committee of Sponsoring Organizations of the Treadway Commission.

“EMC”	The engine manufacturing centre in Wolverhampton.

“EuCD platform”	A shared platform consisting of shared technologies, common parts and systems and owned by Ford, which is shared among Land Rover, Ford and Volvo cars.

“euro” or “€”	Euro, the currency of the member states of the European Union participating in the European Monetary Union.

“Euro 6”	Part of a number of regulations introduced by the European Union stipulating common requirements for emissions from automobiles and their replacement parts. Euro 6 requires all vehicles equipped with diesel engines to substantially reduce their emissions of nitrogen oxides. Effective from September 2014.

“Fiscal 2017”	Year beginning 1 April 2016 and ended 31 March 2017.

“Fiscal 2018”	Year beginning 1 April 2017 and ended 31 March 2018.

“Fiscal 2019”	Year beginning 1 April 2018 and ended 31 March 2019.

“Fiscal 2020”	Year beginning 1 April 2019 and ended 31 March 2020.

“Fiscal 2021”	Year beginning 1 April 2020 and ending 31 March 2021.

“Fiscal 2022”	Year beginning 1 April 2021 and ending 31 March 2022.

“Fiscal year”	Year beginning 1 April and ending 31 March of the following year.

“Ford”	Ford Motor Company and its subsidiaries.

“Free cash flow”	Represents net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees paid. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents.

“IAS 11”	International Accounting Standard (IAS 11) Construction Contracts.

“IAS 17”	International Accounting Standard (IAS 17) Leases.

“IAS 18”	International Accounting Standard (IAS 18) Revenue.

“IAS 34”	International Accounting Standard (IAS 34) Interim Financial Reporting.

“IAS 36”	International Accounting Standard (IAS 36) Impairment of Assets.

“IAS 39”	International Accounting Standard (IAS 39) Financial Instruments: Recognition and Measurement.

“IFRIC 4”	International Financial Reporting Interpretations (IFRIC 4) Determining Whether an Arrangement Contains a Lease.

“IFRIC 13”	International Financial Reporting Interpretations (IFRIC 13) Customer Loyalty Programmes.

“IFRS”	International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board and adopted by the European Union.

“IFRS 4”	International Financial Reporting Standard (IFRS 4) Insurance Contracts.

“IFRS 9”	International Financial Reporting Standard (IFRS 9) Financial Instruments.

“IFRS 15”	International Financial Reporting Standard (IFRS 15) Revenue from Contracts with Customers.

“IFRS 16”	International Financial Reporting (IFRS 16) Leases.

“IFRS 17”	International Financial Reporting Standard (IFRS 17) Insurance Contracts.

“Invoice Discounting Facility”	The $700 million invoice discounting committed facility agreement entered into on 26 March 2019 (and amended on 28 May 2020 and 19 June 2020).

“Jaguar Land Rover”, “JLR”, “Group”, “we”, “us” and “our”	Jaguar Land Rover Automotive plc and its subsidiaries (including any of their predecessors).

“LIBOR”	London Interbank Offered Rate.

“National sales companies” or “NSCs”	National sales companies for Jaguar Land Rover products, which are all wholly owned indirect subsidiaries of JLR.

“Net cash/(debt)”	Cash and cash equivalents plus short-term deposits less total balance sheet borrowings, which includes secured and unsecured borrowings and factoring facilities.

“Overseas”	The marketing region including Australia, Brazil, India, Japan, Russia, South Korea, South Africa, New Zealand, Sub-Saharan Africa importers, Latin America importers, Asia Pacific importers, Middle East and North Africa importers as well as all other minor markets. The volumes from Hong Kong and Taiwan have been included in Overseas since the beginning of Fiscal 2017.

“Project Accelerate”	Our transformation programme aimed at implementing structural improvements to our business, as further described under “Sales, Facilities and Distribution Information—Recent Initiatives—Project Accelerate”.

“Project Charge” and “Project Charge+”	Our cost and cash saving initiatives aimed at achieving £6 billion of cost and cash savings by the end of Fiscal 2021, as further described under “Sales, Facilities and Distribution Information—Recent Initiatives—Project Charge and Project Charge+”.

“Retail volumes”	Aggregate number of finished vehicles sold by dealers to end users (and in limited numbers by us directly), including to dealers. Although retail volumes do not directly impact our revenue, we consider retail volumes as the best indicator of consumer demand for our vehicles and the strength of our brands.

“Revolving Credit Facility”	The £1,935,000,000 unsecured syndicated revolving credit facility entered into in July 2015, as amended from time to time, and maturing in July 2022.

“Russian rouble”	Russian roubles, the currency of Russian Federation.

“Term Loan Facility”	The term loan facility in an aggregate principal amount of $1.0 billion provided under an agreement entered into on 17 October 2018.

“Total product and other investment”	Cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, equity accounted investments and other trading investments, and expensed research and development costs.

“UKEF & Commercial Loan Facilities”	The £625 million five-year amortising loan facilities supported by a £500 million guarantee from UK Export Finance entered into in October 2019.

“UK Fleet Financing Facility”	The £163 million working capital facility for fleet buybacks entered into in October 2019, as subsequently amended.

“US dollars”, “US$” or “$”	US dollars, the currency of the United States of America.

“US GAAP”	Generally accepted accounting principles in the United States of America.

“Wholesale volumes”	Aggregate number of finished vehicles sold to (i) dealers in the United Kingdom or foreign markets in which we have established an NSC and (ii) importers in all other markets. We recognise revenue on the sale of finished vehicles (net of discounts, sales incentives, customer bonuses and rebates granted) when products are allocated to dealers and, in connection with sales to importers, when products are delivered to a carrier for export sales.

“WLTP”	Worldwide Harmonised Light Vehicle Test Procedure.

I.    Recent Developments

COVID-19

In December 2019, a novel strain of coronavirus SARS-CoV-2, causing a disease referred to as COVID-19, was reported in Wuhan, China and, in March 2020, the World Health Organization recognized the COVID-19 outbreak as a pandemic based on the global spread of the disease, the severity of illnesses it causes and its effects on society.

The COVID-19 global pandemic has had a significant impact on our financial performance and business operations with social distancing measures and enforced lockdowns by governments across all of our key regions. As a result, our retailer network and sales have been significantly impacted. In addition, we enacted temporary plant closures at our joint venture in China in January and in the United Kingdom, Europe and elsewhere from the end of March with similar shutdowns in our supply base. We have since restarted production at our China Joint Venture in March and in most of our other plants from mid-May and through June 2020. This restart has resulted from customer demand and the recovery in China. COVID-19 had a considerable impact on our financial performance in the fourth quarter of Fiscal 2020 with a loss before tax of £501 million and lower positive free cash flow of £225 million (£1.3 billion in Fiscal 2019) as well as in the first quarter of Fiscal 2021, with a loss before tax of £413 million and negative free cash flow of £1.5 billion, an improvement of £0.5 billion as compared to initial expectations, including an exceptional working capital outflow of £1.1 billion related to the temporary plant shutdowns that began in March. The health and wellbeing of our employees are our first priorities with many of our employees furloughed under the UK governments job retention scheme (approximately 12% as at 9 September 2020). We have developed a robust protocol and guidelines to support a safe return to work for our employees adopting strict social distancing measures across our business to protect and reassure our workforce as they return to work. We are undertaking a “demand-led” restart to our operations with a focus on producing vehicles in line with customer demand and rationalising the use of our resources accordingly. This is coupled with targeted spending measures on critical aspects of our operations and the use of our existing inventory during the fourth quarter of Fiscal 2020 and the first quarter of Fiscal 2021. Four of our plants are now working on a two-shift basis: Nitra (Defender and Discovery), Solihull (Range Rover, Range Rover Sport, Range Rover Velar and F-PACE), Halewood (Discovery Sport and Evoque) and EMC (Wolverhampton) (4 cylinder and 6 cylinder petrol and diesel engines). Our liquidity as at 30 June 2020 was £4.7 billion, including £2.75 billion of cash and short-term investments and committed credit facility of £1,935 million (which remains undrawn as of 7 October 2020). To improve our liquidity, we raised £647 million of new funding in the first quarter of Fiscal 2021, including the RMB 5 billion (£576 million equivalent as at 30 June 2020) China Revolving Facility, and a £63 million increase to our UK Fleet Financing Facility.

Board of Directors and Board of Management

On 30 January 2020, it was announced that Professor Sir Speth will retire, at the end of his contract term in September 2020, from his current role as our Executive Director and Chief Executive Officer. Effective as of 10 September 2020, we have appointed Mr Thierry Bolloré as Executive Director and Chief Executive Officer. Professor Sir Speth has assumed a new role as our Non-Executive Vice Chairman. In addition, at the end of July 2020, Mr Ian Harnett retired as our Executive Director Human Resources and Global Purchasing and we appointed Mr Dave Owen as Executive Director, Global Purchasing and Mr Dave Williams as Executive Director, Human Resources.

Trading Update

The table below presents our retail (including sales through our China Joint Venture) unit sales by region from January 2020 to September 2020:

Regional retail volumes:

	January	February	March	April	May	June	July	August	September
	2020
	(units in thousands)
China	6,977	611	4,566	6,828	8,068	8,830	7,719	8,187	11,282
Year-on-year Change	(22.3)%	(86.7)%	(41.6)%	(3.1)%	4.2%	(7.4)%	(10.9)%	(6.8)%	28.5%
Europe (excluding the United Kingdom and Russia)	7,902	8,982	6,543	1,703	4,607	5,217	7,559	5,186	7,868
Year-on-year Change	(15.0)%	(20.1)%	(62.5)%	(79.5)%	(48.3)%	(52.5)%	1.6%	(25.2)%	(30.6)%
North America	10,144	12,398	5,934	3,879	7,064	9,890	8,433	8,180	8,649
Year-on-year Change	(9.6)%	(0.6)%	(60.8)%	(63.0)%	(32.8)%	2.2%	(10.4)%	(16.8)%	(19.5)%
United Kingdom	7,879	3,024	17,334	457	1,279	6,516	8,666	3,098	15,601
Year-on-year Change	1.6%	17.8%	(31.4)%	(94.6)%	(86.0)%	(31.8)%	29.1%	14.3%	(16.8)%
Overseas	5,790	6,290	5,495	1,842	3,006	4,881	4,044	4,236	4,861
Year-on-year Change	(10.7)%	(15.1)%	(51.0)%	(62.6)%	(50.7)%	(33.1)%	(29.3)%	(28.4)%	(32.6)%
Total	38,692	31,305	39,872	14,709	24,024	35,334	36,421	28,887	48,261
Year-on-year Change	(11.5)%	(18.2)%	(48.1)%	(62.5)%	(43.3)%	(24.9)%	(4.0)%	(15.5)%	(15.1)%

The outlook for the remainder of Fiscal 2021 remains uncertain. COVID-19 continues to impact our industry on a global scale but retail sales have been showing initial signs of recovery, in particular in China where there was an increase of 14.6% in the three months ended 30 September 2020 compared to the three months ended 30 June 2020, an increase of 3.7% in the three months ended 30 September 2020 compared to the three months ended 30 September 2019 and an increase of 28.5% in the month ended 30 September 2020 compared to the month ended 30 September 2019. Retail sales for the three months ended 30 September 2020 also significantly improved in other regions compared to the three months ended 30 June 2020, including in the United Kingdom (+231.6%), Europe (+78.8%), North America (+21.3%) and Overseas markets (+35.1%). However, retail sales in these regions have not yet recovered to pre-COVID-19 levels compared to the three months ended 30 September 2019, with the United Kingdom down 2.9%, North America down 15.8%, Europe down 19.8% and Overseas markets down 30.3%. Overall, retail sales for the three months ended 30 September 2020 were 113,569 vehicles, significantly up (over 50%) from 74,067 vehicles in the three months ended 30 June 2020 while down 11.9% year-on-year compared to the same period of 2019.

The table below presents Jaguar retail (including sales through our China Joint Venture) and wholesale (excluding sales through our China Joint Venture) unit sales by vehicle model for the three months ended 30 September 2020 and relevant year-on-year change compared to the same period in 2019:

	Retail Units		Wholesale Units
	Three months ended 30 September	YoY change compared to the same period of 2019	Three months ended 30 September	YoY change compared to the same period of 2019
	2020		2020
Jaguar
I-PACE(1)	3,214	(12)%	2,389	(29.5)%
E-PACE(2)	7,027	(29)%	3,518	(63.3)%
F-PACE	7,924	(31)%	4,569	(64.7)%
F-TYPE	1,399	(21)%	903	(22.2)%
XJ(3)	277	(69)%	106	(73.3)%
XF	2,562	(7)%	354	(75.2)%
XE	4,944	(28)%	356	(89.2)%

Total	27,347	(26.7)%	12,195	(62.1)%

(1)	The all-electric Jaguar I-PACE went on sale in June 2018.
(2)	The Jaguar E-PACE went on sale in certain markets in November 2017 (it did not go on sale in China until August 2018).
(3)	Production of the Jaguar XJ ceased in July 2019.

The table below presents Land Rover retail (including sales through our China Joint Venture) and wholesale (excluding sales through our China Joint Venture) unit sales by vehicle model sales for the three months ended 30 September 2020 and relevant year-on-year change compared to the same period in 2019:

	Retail Units		Wholesale Units
	Three months ended 30 September	YoY change compared to the same period of 2019	Three months ended 30 September	YoY change compared to the same period of 2019
	2020		2020
Land Rover
Range Rover	9,876	(18)%	6,988	(49.2)%
Range Rover Sport	14,434	(24)%	12,257	(36.5)%
Range Rover Evoque	18,515	(17)%	11,863	(42.4)%
Range Rover Velar	11,016	(20)%	7,971	(43.9)%
Defender(1)	9,813	—	12,124	—
Discovery	6,147	(22)%	3,804	(47.4)%
Discovery Sport	16,421	(2)%	6,248	(55)%

Total	86,222	(5.9)%	61,256	(31.1)%

(1)	Production of the all-new Land Rover Defender started in January 2020.

As of 30 September 2020, we estimate that we had approximately £3 billion of cash and short-term deposits, up £0.3 billion compared to the three months ended 30 June 2020, primarily reflecting positive free cash flow as we had anticipated in the quarter. We estimate that our total liquidity was approximately £5 billion, including the £1,935 million revolving credit facility (which remains undrawn as of 7 October 2020).

Results Reporting for the Second Quarter of Fiscal 2021

Financial results for the six months ending 30 September 2020 are expected to be finalised and released at the end of October 2020, together with TML’s results for the same period.

II.    Financial Information for JLR

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set out our summary consolidated financial data and other data for the periods ended and as at the dates indicated below. For a discussion of the presentation of financial data, please see “Discussion and Analysis of Results of Operations”.

We have derived the summary consolidated financial data for the fiscal years ended 31 March 2020, 2019 and 2018 and for the three months ended 30 June 2020 and 2019 from the consolidated financial statements. Please see “Discussion and Analysis of Results of Operations”.

The consolidated financial statements were prepared in accordance with IFRS, including, with respect to the condensed consolidated interim financial statements, IAS 34 under IFRS. The summary financial data and other data should be read in conjunction with “Discussion and Analysis of Results of Operations.” Historical results are not necessarily indicative of future results. In addition, our results for the three months ended 30 June 2020 should not be regarded as indicative of our results for Fiscal 2021.

With effect from 1 April 2019, we implemented IFRS 16. The 2020 consolidated financial statements gives effect to the adoption of IFRS 16. The new standard replaces the previous accounting standard, IAS 17—Leases and the related interpretations under IFRIC 4—Determining whether an Arrangement contains a Lease, SIC 15 Operating Leases—Incentives and SIC 27—Evaluating the Substance of the Transactions Involving the Legal Form of a Lease interpretations. We have applied IFRS 16 exemptions for short-term leases and leases of low value items. The lease payments associated with those leases are recognised as an expense on a straight-line basis over the lease term or using another systematic basis. All leases will be recognised on the balance sheet with a right-of-use asset capitalised and depreciated over the estimated lease term together with a corresponding liability that will reduce over the same period with an appropriate interest charge recognised.

We chose to adopt the modified retrospective approach on transition to IFRS 16. There have been no IFRS 16 adjustments made to the consolidated income statements for the periods prior to 1 April 2019. Under the modified retrospective approach on transition the comparative financial statements will not be restated. The cumulative impact of the first-time application of IFRS 16 is recognised as an adjustment to opening equity at 1 April 2019. The impact of the first-time application of IFRS 16 as at 1 April 2019 is the recognition of right-of-use assets of £548 million and lease liabilities of £499 million. In addition, £27 million has been reclassified from property, plant and equipment to right-of-use assets in respect of assets previously held under finance leases. As at the date of initial application, there was a £23 million reduction in net assets (net of tax). When measuring lease liability, we discounted lease payments using our incremental borrowing rate at 1 April 2019. The weighted-average rate applied is 7.9%. For more information about our application of IFRS 16, see Note 2 to our 2020 consolidated financial statements.

With effect from 1 April 2018, we implemented IFRS 9 and IFRS 15. IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and introduces a new impairment model for financial assets and new rules for hedge accounting. IFRS 15 replaces IAS 18 and IAS 11 and related interpretations (such as IFRIC 13).

For IFRS 15, we applied the modified retrospective approach, which allowed us to recognise the cumulative effect of applying the new standard at the date of application with no restatement of the comparative periods. Therefore, the financial information for the three months ended 30 June 2019, Fiscal 2019, Fiscal 2020 and the three months ended 30 June 2020 reflects the requirements of IFRS 15. Financial information for Fiscal 2018 presented herein is not restated to reflect the requirements of IFRS 15.

For IFRS 9, as required under the transition rules, comparative periods presented within the 2019 consolidated financial statements have been restated only for the retrospective application of the cost of hedging approach for the time value of the foreign exchange options and also voluntary application for foreign currency basis included in the foreign exchange forwards and cross-currency interest rate swaps as a cost of hedging. They have not been restated for the changes to classification, measurement or impairment criteria. The financial information for Fiscal 2018 herein is derived from the comparative figures included in the 2019 consolidated financial statements, giving effect to the retrospective application of IFRS 9.

For more information about our application of IFRS 15 and IFRS 9, see Note 2 to our 2020 consolidated financial statements.

This Exhibit also includes the unaudited condensed consolidated financial information for the twelve months ended 30 June 2020 for Jaguar Land Rover Automotive plc and its subsidiaries, which has been derived by aggregating the relevant results of the year ended 31 March 2020 and the three months ended 30 June 2020, and subtracting the three months ended 30 June 2019 to derive results for the twelve months ended 30 June 2020. The unaudited condensed consolidated financial information for the twelve months ended 30 June 2020 has been prepared solely for the purpose of this Exhibit, is not prepared in the ordinary course of our financial reporting, and has not been audited or reviewed. The unaudited condensed consolidated financial information for the twelve months ended 30 June 2020 presented herein is not required by or presented in accordance with IFRS or any other generally accepted accounting principles.

Herein, we have included references to certain non-IFRS measures, including Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, free cash flow, net cash/(debt) and total product and other investment. Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, free cash flow, net cash/(debt) and total product and other investment are not IFRS measures and should not be construed as an alternative to any IFRS measure such as revenue, gross profit, other income, net profit or net cash used generated from/(used in) operating activities. We believe that Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, free cash flow, net cash/(debt) and total product and other investment are useful indicators of our ability to incur and service our indebtedness and can assist certain investors, security analysts and other interested parties in evaluating us. You should exercise caution in comparing Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, free cash flow, net cash/(debt) and total product and other investment as reported by us to Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, free cash flow, net cash/(debt) and total product and other investment, or adjusted variations of Adjusted EBITDA, of other companies. Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT margin, free cash flow, net cash/(debt) and total product and other investments have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations in respect of Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA include the following: (i) Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA does not reflect our capital expenditures or capitalised product development costs, our future requirements for capital expenditures or our contractual commitments; (ii) Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs; (iii) Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA do not reflect the interest expense, or the cash requirements necessary, to service interest or principal payments on our debt; (iv) although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised will often need to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements that would be required for such replacements; and (v) Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA exclude the impact of exceptional items and one time reserves and charges. Please see “Discussion and Analysis of Results of Operations”.

Please note that while we charge our research costs to the income statement in the year in which they are incurred, we capitalise product development costs relating to new vehicle platforms, engines, transmissions and new products and recognise them as intangible assets under certain conditions. Please see “Discussion and Analysis of Results of Operations”. There are a number of differences between IFRS and US GAAP. One difference is that we would not be able to capitalise such costs if we were to prepare our financial statements in compliance with US GAAP. In addition, interpretations of IFRS may differ, which can result in different applications of the same standard and, therefore, different results.

	Fiscal year ended and as at 31 March					Three months ended and as at 30 June
	2018*		2019		2020	2019	2020
	(£ in millions)
Income Statement and Statement of Comprehensive Income Data:
Revenue	25,786		24,214		22,984	5,074	2,859
Material and other cost of sales**	(16,328)		(15,670)		(14,684)	(3,281)	(1,833)
Exceptional items(1)	438		(3,271)		(29)	(12)	—
Employee cost**	(2,722)		(2,820)		(2,568)	(656)	(435)
Other expenses**	(5,846)		(5,567)		(5,238)	(1,318)	(687)
Development/Engineering costs capitalised(2)	1,610		1,576		1,369	339	168
Other income(3)	420		205		174	26	40
Depreciation and amortization (4)	(2,075)		(2,164)		(1,910)	(463)	(491)
Foreign exchange (loss)/gain and fair value adjustments	29		(59)		(249)	(41)	16
Finance income	33		35		52	14	4
Finance expense (net)	(85)		(111)		(209)	(49)	(54)
Share of profit/(loss) from equity accounted investments	252		3		(114)	(28)	—

Profit/(loss) before tax	1,512		(3,629)		(422)	(395)	(413)
Income tax (expense)/credit	(398)		308		(47)	(7)	(235)

Profit/(loss) for the period	1,114		(3,321	)***	(469)	(402)	(648)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	546		(270)		983	(44)	(937)
Gain on effective cash flow hedges of inventory	—		(197)		75	204	82
Income tax related to items that will not be reclassified	(89)		76		(170)	(26)	162
Items that may be reclassified subsequently to profit or loss:
Gain/(loss) on cash flow hedges (net)	2,442		92		229	(125)	(118)
Currency translation differences	(4)		(4)		21	27	17
Income tax related to items that may be reclassified	(462)		(19)		(42)	15	23

Total comprehensive (expense)/income attributable to shareholders	3,547		(3,643)		627	(351)	(1,419)

Balance Sheet Data (at period end):
Intangible assets	6,763		5,627		6,278	5,797	6,253

Total non-current assets	15,605		13,430		15,270	14,363	14,753

Total current assets	11,170		9,639		8,834	8,500	6,815

Total assets	26,775		23,069		24,104	22,863	21,568

Total current liabilities	10,920		10,752		9,858	10,298	8,370

Total non-current liabilities	5,871		6,338		7,690	6,980	8,062

Total liabilities	16,791		17,090		17,548	17,278	16,432

Total equity attributable to shareholder	9,976		5,973		6,548	5,578	5,128
Non-controlling interests	8		6		8	7	8

Total equity	9,984		5,979		6,556	5,585	5,136

Cash Flow Data:
Net cash generated from/(used in) operating activities	2,958		2,253		2,314	(85)	(1,064)
Net cash generated from/(used in) investing activities	(3,222)		(2,278)		(3,177)	(495)	704
Net cash generated from/(used in) financing activities	53		173		329	(162)	522
Effect of foreign exchange on cash and cash equivalents	(41)		(27)		58	40	27
Cash and cash equivalents at the end of period	2,626		2,747		2,271	2,045	2,460
Other Financial Data:
Adjusted EBIT(5)	971		(180)		(24)	(278)	(390)
Adjusted EBITDA(6)	2,794		1,981		2,000	213	101
Capitalised expenditure (excluding product development expenditure)	2,156		1,796		1,366	351	253
Capitalised product development expenditure(7)	1,593		1,579		1,426	359	188
Net cash/(debt) (at period end)(8)	926		(736)		(2,220)	(2,138)	(3,813)
Free cash flow(9)	(1,041	)****	(1,265	)****	(702)	(719)	(1,512)
Total product and other investment(10)	4,186		3,810		3,294	795	548

*	As restated to reflect the retrospective adoption of IFRS 9 from 1 April 2018. See “Discussion and Analysis of Results of Operations—Factors Affecting Comparability”.

**	“Material and other cost of sales”, “Employee costs” and “Other expenses” exclude exceptional items explained in note (1) below.
***	This includes an impairment of £3,105 million as at 31 December 2018 and for the year ended 31 March 2019. See “—Internal Controls” below.
****

Comparative information has been restated for the change in definition of “free cash flow”. During the year ended 31 March 2020, the definition of ‘free cash flow’ was amended to exclude capital payments in relation to lease obligations. Following the adoption of IFRS 16, we considered that the amended definition better reflects the cash that is freely available for us by excluding committed debt payments. Free cash flow for the year ended 31 March 2019 prior to the adoption of IFRS 16 was £(1,267) million, and for the year ended 31 March 2018 was £(1,045) million.

(1)

For the year ended 31 March 2018, this mainly relates to past service costs and credits deriving from amendments to the Group’s defined benefit pension plans. For the year ended 31 March 2019 this mainly related to impairment charge and restructuring costs. For the year ended 31 March 2020 this mainly related to restructuring costs and past service costs. In the three months ended 30 June 2019 exceptional items mainly related to restructuring costs.

(2)

This amount reflects the capitalised cost recognised as an intangible asset at the end of the relevant period, net of the amounts charged to the income statement, which were £406 million, £421 million, £421 million, £83 million and £107 million in the years ended 31 March 2018, 2019 and 2020 and for the three months ended 30 June 2019 and 2020, respectively.

(3)

Other income includes the net impact of commodity derivatives, which were a gain of £28 million, a gain of £9 million and a loss of £22 million in the years ended 31 March 2018, 2019 and three months ended 30 June 2019, respectively. From Fiscal 2020 onwards, the net impact of commodity derivatives have been presented here. These were a loss of £74 million and a gain of £6m in the year ended 31 March 2020 and the three months ended 30 June 2020, respectively.

(4)

Depreciation and amortisation include, among other things, the amortisation attributable to the capitalised cost of product development relating to new vehicle platforms, engines, transmissions and new products. The amount of amortisation attributable to capitalised product development costs for Fiscal 2018, Fiscal 2019, Fiscal 2020, the three months ended 30 June 2019 and 2020 was £942 million, £967 million, £788 million, £264 million and £204 million, respectively.

(5)

We have defined Adjusted EBIT as Adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation. Adjusted EBIT is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate Adjusted EBIT in a manner that is different from ours. An Adjusted EBIT reconciliation is included below.

(6)

We have defined Adjusted EBITDA as profit before income tax expense, exceptional items, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, unrealised fair value gains/losses on equity investments, share of profit/loss from equity accounted investments, depreciation and amortisation. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate Adjusted EBITDA in a manner that is different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to cash flow generated from/ (used in) operating activities or as a measure of liquidity or an alternative to profit/(loss) on ordinary activities as indicators of operating performance or any other measures of performance derived in accordance with IFRS. The reconciliation of Adjusted EBIT and Adjusted EBITDA to our profit for the period line item is:

	Fiscal year ended 31 March			Three months ended 30 June
	2018*	2019	2020	2019	2020
	(£ in millions)
Profit/(loss) for the period	1,114	(3,321)**	(469)	(402)	(648)
Add back/(less) taxation	398	(308)	47	7	235
(Less)/add back exceptional item(a)	(438)	3,271	29	12	—
Add back/(less) foreign exchange loss/(gain) and fair value adjustments—loans(b)	(69)	45	135	69	36
Add back/(less) foreign exchange /loss/(gain)—economic hedges of loans(c)	(11)	18	(29)	(20)	(32)
(Less)/add back foreign exchange (gain)/loss—derivatives(d)	(74)	31	(15)	(11)	(8)
(Less)/add back unrealised commodity (gain)/loss	2	34	78	26	(16)
Less finance income	(33)	(35)	(52)	(14)	(4)
Add back finance expense (net)	85	111	209	49	54
Fair value loss/(gain) on equity investment	(3)	(26)	43	6	(7)

Adjusted EBIT	971	(180)	(24)	(278)	(390)

Add back depreciation and amortization	2,075	2,164	1,910	463	491
(Less)/add back share of (profit)/loss from equity accounted investments	(252)	(3)	114	28	—

Adjusted EBITDA	2,794	1,981	2,000	213	101

*	As restated to reflect the retrospective adoption of IFRS 9 from 1 April 2018. See “Discussion and Analysis of Results of Operations—Factors Affecting Comparability”.
**	This includes an impairment of £3,105 million as at 31 December 2018 and for the year ended 31 March 2019. See “—Internal Controls” below.

(a)

For the year ended 31 March 2018, this mainly relates to past service costs and credits deriving from amendments to the Group’s defined benefit pension plans. For the year ended 31 March 2019 this mainly related to impairment charge and restructuring costs. For the year ended 31 March 2020 this mainly related to restructuring costs and past service costs. In the three months ended 30 June 2019 exceptional items mainly related to restructuring costs.

(b)	Relates to foreign exchange (gain)/loss on debt not designated in a hedging relationship and any ineffectiveness arising from designated debt hedging relationships.
(c)	Relates to (gain)/loss on foreign currency derivatives entered into to offset foreign exchange on certain foreign currency debt.
(d)	Relates to foreign exchange gain/loss on derivatives excluded from Adjusted EBITDA and not included elsewhere in this reconciliation.

(7)	This amount reflects the capitalised cost of product development recognised as an intangible asset at the end of the relevant period.
(8)

We have defined net cash/(debt) as cash and cash equivalents plus short-term deposits less total balance-sheet borrowings, which includes secured and unsecured borrowings and factoring facilities. The reconciliation for our net cash/(debt) line item is set out below:

	As at 31 March			As at 30 June 2020
	2018	2019	2020
	(£ in millions)
Cash and cash equivalents	2,626	2,747	2,271	2,460
Short-term deposits	2,031	1,028	1,393	288
Total borrowings (including secured and unsecured borrowings and factoring facilities)	(3,731)	(4,511)	(5,884)	(6,561	)*

Net cash/(debt)	926	(736)	2,220	(3,813)

*

The $700 million invoice discounting committed facility agreement entered into on 26 March 2019 is not reflected in the amount of total borrowings as it is a non-recourse receivable financing which is not treated as indebtedness. As at 30 June 2020, Jaguar Land Rover Limited (a subsidiary of JLR) had sold £270 million equivalent of receivables under the Invoice Discounting Facility. See “Discussion and Analysis of Results of Operations—Off-Balance Sheet Arrangements, Contingencies and Commitments—Off-balance sheet arrangements”

(9)

Free cash flow reflects net cash generated from/(used) in operating activities less generated from/(used) in investing activities (excluding movements in short-term deposits) and after finance expenses and fees paid. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents. The reconciliation for our free cash flow line item is set out below:

	Fiscal year ended 31 March			Three months ended 30 June
	2018	2019	2020	2019	2020
	(£ in millions)
Net cash generated from/(used) in operating activities	2,958	2,253	2,314	(85)	(1,064)
Net cash generated from/(used) in investing activities	(3,222)	(2,278)	(3,177)	(495)	704
Finance expenses	(158)	(210)	(262)	(36)	(74)
Add back/(less): Movements in short-term deposits	(523)	(1,074)	351	(195)	(1,104)
Add back/(less): Foreign exchange gain/(loss) on short-term deposits	(55)	71	14	52	(1)
Add back/(less): Foreign exchange gain/(loss) on cash and cash equivalents	(41)	(27)	58	40	27

Free cash flow	(1,041)	(1,265)	(702)	(719)	(1,512)

(10)

Total product and other investment reflects cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, equity accounted investments and other trading investments, and expensed research and development costs. The reconciliation for our total and other investment line item is set out below:

	Fiscal year ended 31 March			Three months ended 30 June
	2018	2019	2020	2019	2020
	(£ in millions)
Purchases of property, plant and equipment	2,135	1,590	1,281	301	222
Net cash outflow relating to intangible asset expenditure	1,614	1,785	1,511	409	219
R&D Expensed	406	421	421	83	107
Investments in equity accounted investments	—	—	67	—	—
Purchases of other investments	25	14	11	2	—
Acquisitions of subsidiaries	6	—	3	—	—

Total product and other investment(a)	4,186	3,810	3,294	795	548

(a)

Total product and other investment can also be presented as cash outflows relating to tangible assets (net of proceeds from disposals of tangible assets), intangible assets, expensed R&D and investment in joint ventures.

Twelve Month Financial Information

The unaudited condensed consolidated financial information for the twelve months ended 30 June 2020 set out below was derived by aggregating the consolidated income statement for the twelve months ended 31 March 2020 and the consolidated income statement data for the three months ended 30 June 2020 and subtracting the consolidated income statement data for the three months ended 30 June 2019 to derive the consolidated income statement data for the twelve months ended 30 June 2020. The unaudited condensed consolidated financial information for the twelve months ended 30 June 2020 presented herein is not required by or presented in accordance with IFRS or any other generally accepted accounting principles. The financial information for the twelve months ended 30 June 2020 has been prepared for illustrative purposes only and is not necessarily representative of our results of operations for any future period or our financial condition at any future date.

	Fiscal year ended and as at 31 March 2020	Three months ended and as at 30 June		Twelve months ended and as at 30 June 2020
		2019	2020
	(£ in millions)
Income Statement and Statement of Comprehensive Income Data:
Revenue	22,984	5,074	2,859	20,769
Material and other cost of sales*	(14,684)	(3,281)	(1,833)	(13,236)
Employee costs*	(2,568)	(656)	(435)	(2,347)
Other expenses*	(5,238)	(1,318)	(687)	(4,607)
Development/Engineering costs capitalised(1)	1,369	339	168	1,198
Other income	174	26	40	188
Exceptional items(2)	(29)	(12)	—	(17)
Depreciation and amortization (3)	(1,910)	(463)	(491)	(1,938)
Foreign exchange (loss)/gain and fair value adjustments	(249)	(41)	16	(192)
Finance income	52	14	4	42
Finance expense (net)	(209)	(49)	(54)	(214)
Share of profit/(loss) from equity accounted investments	(114)	(28)	—	(86)

(Loss)/profit before tax	(422)	(395)	(413)	(440)

Income tax credit/(expense)	(47)	(7)	(235)	(275)

(Loss)/profit for the period	(469)	(402)	(648)	(715)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	983	(44)	(937)	90
(Loss)/gain on effective cash flow hedges of inventory	75	204	82	(47)
Income tax related to items that will not be reclassified	(170)	(26)	162	18
Items that may be reclassified subsequently to profit or loss:
Gain/(loss) on cash flow hedges (net)	229	(125)	(118)	236
Currency translation differences	21	27	17	11
Income tax related to items that may be reclassified	(42)	15	23	(34)

Total comprehensive income attributable to shareholders	627	(351)	(1,419)	(441)

Balance Sheet Data (at period end):
Intangible assets	6,278	5,797	6,253	6,253

Total non-current assets	15,270	14,363	14,753	14,753

Total current assets	8,834	8,500	6,815	6,815

Total assets	24,104	22,863	21,568	21,568

Total current liabilities	9,858	10,298	8,370	8,370

Total non-current liabilities	7,690	6,980	8,062	8,062

Total liabilities	17,548	17,278	16,432	16,432

Total equity attributable to shareholder	6,548	5,578	5,128	5,128
Non-controlling interests	8	7	8	8

Total equity	6,556	5,585	5,136	5,136

	Fiscal year ended and as at 31 March 2020	Three months ended and as at 30 June		Twelve months ended and as at 30 June 2020
		2019	2020
	(£ in millions)
Cash Flow Data:
Net cash generated from operating activities	2,314	(85)	(1,064)	1,335
Net cash used in investing activities	(3,177)	(495)	704	(1,978)
Net cash generated from/(used in) financing activities	329	(162)	522	1,013
Effect of foreign exchange on cash and cash equivalents	58	40	27	45
Cash and cash equivalents at the end of period	2,271	2,045	2,460	2,460
Other Financial Data:				0
Adjusted EBIT(4)	(24)	(278)	(390)	(136)
Adjusted EBITDA(5)	2,000	213	101	1,888
Capitalised expenditure (excluding product development expenditure)	1,366	351	253	1,268
Capitalised product development expenditure (6)	1,426	359	188	1,255
Net (debt)/cash (at period end)(7)	2,220	2,138	3,813	3,813
Free cash flow(8)	(702)	(719)	(1,512)	(1,495)
Total product and other investment (9)	3,294	795	548	3,047

*	“Material and other cost of sales”, “Employee costs” and “Other expenses” exclude the exceptional items.
(1)

This amount reflects the capitalised cost recognised as an intangible asset at the end of the relevant period, net of the amounts charged to the income statement, which were £4,607 million for the twelve months ended 30 June 2020.

(2)

Exceptional items for the twelve months ended 31 March 2020 mainly related to restructuring costs and past service costs. In the three months ended 30 June 2019 this mainly related to restructuring costs.

(3)

Depreciation and amortisation include, among other things, the amortisation attributable to the capitalised cost of product development relating to new vehicle platforms, engines, transmissions and new products. The amount of amortisation attributable to capitalised product development costs for the twelve months ended 30 June 2020 was £787 million.

(4)

We have defined Adjusted EBIT as Adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation. Adjusted EBIT is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate Adjusted EBIT in a manner that is different from ours. An Adjusted EBIT reconciliation is included below.

(5)

We have defined Adjusted EBITDA as profit before income tax expense, exceptional items, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, unrealised fair value gains/losses on equity investments, share of profit/loss from equity accounted investments, depreciation and amortisation. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate Adjusted EBITDA in a manner that is different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to cash flow generated from/ (used in) operating activities or as a measure of liquidity or an alternative to profit/(loss) on ordinary activities as indicators of operating performance or any other measures of performance derived in accordance with IFRS. The reconciliation of Adjusted EBIT and Adjusted EBITDA to our profit for the period line item is:

	Fiscal year ended and as at 31 March 2020	Three months ended and as at 30 June		Twelve months ended and as at 30 June 2020
		2019	2020
	(£ in millions)
(Loss)/profit for the period	(469)	(402)	(648)	(715)
(Less)/add back taxation	47	7	235	275
Add back exceptional item(a)	29	12	—	17
Add back foreign exchange gain and fair value adjustments—loans(b)	135	69	36	102
Add back/(less) foreign exchange loss/(gain)—economic hedges of loans(c)	(29)	(20)	(32)	(41)
Add back/(less) foreign exchange loss/(gain)—derivatives(d)	(15)	(11)	(8)	(12)
Add back unrealised commodity loss	78	26	(16)	36
Less finance income	(52)	(14)	(4)	(42)
Add back finance expense (net)	209	49	54	214
(Less)/add back fair value gain on equity investment	43	6	(7)	30

Adjusted EBIT	(24)	(278)	(390)	(136)
Add back depreciation and amortisation	1,910	463	491	1,938
(Less)/add back share of (profit)/loss from equity accounted investments	114	28	—	86

Adjusted EBITDA	2,000	213	101	1,888

(a)	For the year ended 31 March 2020 this mainly related to restructuring costs and past service costs. In the three months ended 30 June 2019 this mainly related to restructuring costs.

(b)	Relates to foreign exchange gain on debt not designated in a hedging relationship and any ineffectiveness arising from designated debt hedging relationships.
(c)	Relates to loss/gain on foreign currency derivatives entered into to offset foreign exchange on certain foreign currency debt.
(d)	Relates to foreign exchange loss/(gain) on derivatives excluded from Adjusted EBITDA and not included elsewhere in this reconciliation.

(6)	This amount reflects the capitalised cost of product development recognised as an intangible asset at the end of the relevant period.
(7)

We have defined net (debt)/cash as cash and cash equivalents plus short-term deposits less total balance-sheet borrowings, which includes secured and unsecured borrowings and factoring facilities. The reconciliation for our net (debt)/cash line item is set out below:

	As at 31 March 2020	As at 30 June 2020
	(£ in millions)
Cash and cash equivalents	2,271	2,460
Short-term deposits	1,393	288
Total borrowings (including secured and unsecured borrowings and factoring facilities)	(5,884)	(6,561)

Net debt	(2,220)	(3,813)

(8)

Free cash flow reflects net cash generated from/(used) in operating activities less net cash generated from/(used) in investing activities (excluding movements in short-term deposits) and after finance expenses and fees paid. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents. The reconciliation for our free cash flow line item is set out below:

	Fiscal year ended 31 March	Three months ended 30 June		Twelve months ended 30 June 2020
	2020	2019	2020
	(£ in millions)
Net cash (used in)/generated from operating activities	2,314	(85)	(1,064)	1,335
Net cash (used in)/generated from investing activities	(3,177)	(495)	704	1,978
Finance expenses	(262)	(36)	(74)	(300)
Add back/(less): Movements in short-term deposits	351	(195)	(1,104)	(558)
Add back/(less): Foreign exchange gain/(loss) on short-term deposits	14	52	(1)	(39)
Add back/(less): Foreign exchange gain/(loss) on cash and cash equivalents	58	40	27	45

Free cash flow	(702)	(719)	(1,512)	(1,495)

(9)

Total product and other investment reflects cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, equity accounted investments and other trading investments, and expensed research and development costs. The reconciliation for our total and other investment line item is set out below:

	Fiscal year ended 31 March	Three months ended 30 June		Twelve months ended 30 June 2020
	2020	2019	2020
	(£ in millions)
Purchases of property, plant and equipment	1,281	301	222	1,202
Net cash outflow relating to intangible asset expenditure	1,511	409	219	1,321
R&D Expensed	421	83	107	445
Investments in equity accounted investments	67	—	—	67
Purchases of other investments	11	2	—	9
Acquisitions of subsidiaries	3	—	—	3

Total product and other investment(a)	3,294	795	548	3,047

(a)

Total product and other investment can also be presented as cash outflows relating to tangible assets (net of proceeds from disposals of tangible assets), intangible assets, expensed R&D and investment in joint ventures.

Explanation of Income Statement Line Items

Our income statement includes the following items. For more information, please see “Discussion and Analysis of Results of Operations—Critical Accounting Policies.”

•

Revenue: Revenue includes the fair value of the consideration received or receivable from the sale of finished vehicles and parts to dealers (in the United Kingdom and the foreign countries in which we have NSCs) and importers (in all other foreign countries). We recognise revenue on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted when the risks and rewards of ownership and associated control in the related good or service have passed to the customer. Sale of products includes export and other recurring and non-recurring incentives from governments at the national and state levels. Sale of products is presented net of excise duty where applicable and other indirect taxes. Consequently, the amount of revenue we recognise is driven by wholesale volumes (i.e., sales of finished vehicles to dealers and importers). We do, however, mainly monitor the level of retail volumes as the general metric of customer demand for our products with the aim of managing effectively the level of stock held by our dealers. Retail volumes do not directly affect our revenue. From 1 April 2018, we adopted IFRS 15. The primary impact for us relates to “consideration payable to customers”, which the standard defines as discounts, rebates, refunds or other forms of disbursement to customers (such as retailers) or end customers (as part of the overall distribution chain), where a service is not received in return and, if a service is received in return, where it cannot be fair-valued. The treatment of such items is a reclassification of marketing expenses to revenue reductions. Other specific impacts on us relate to the treatment of associated vehicle sale performance obligations, and the assessment of principal versus agent in providing or arranging for storage, freight and in-transit insurance alongside the sale of a vehicle. These transport arrangements are made when delivering vehicles to retailers across the global network. We have determined that we are an agent in providing these services, and have amended the presentation of these amounts from a gross basis (i.e., revenue and costs separately) to a net basis (where consideration received will be presented net of associated costs in the income statement).

•

Material and other cost of sales: We have elected to present our income statement under IFRS by nature of expenditure rather than by function. Accordingly, we do not present costs of sales, selling and distribution and other functional cost categories on the face of the income statement. “Material and other cost of sales” are comprised of: (i) change in inventories of finished goods and works in progress; (ii) purchase of products for sale; and (iii) raw materials and consumables. “Material and other cost of sales” does not equal “cost of sales” that we would report if we were to adopt a functional presentation for our income statement because it does not include all relevant employee costs, depreciation and amortisation of assets used in the production process and relevant production overheads.

Changes in inventories of finished goods and work in progress reflects the difference between the inventory of vehicles and parts at the beginning of the relevant period and the inventory of vehicles and parts at the end of the relevant period. It represents the credit or charge required to reflect the manufacturing costs for finished vehicles and parts, or vehicles and parts on the production line, that were still in stock at the end of the relevant period. Inventories (other than those recognised as a result of the sale of vehicles subject to repurchase arrangements) are valued at the lower of cost and net realisable value. Cost of raw materials and consumables are ascertained on a first-in-first-out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realisable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and selling expenses. Inventories include vehicles sold to a third party subject to repurchase arrangements. The majority of these vehicles are leased by a third party back to our management. These vehicles are carried at cost and are amortised in changes in stocks and work in progress to their residual values (i.e., estimated second-hand sale value) over the term of the arrangement.

Purchase of products for sale represents the cost associated with the supply from third-party suppliers of parts and other accessories that we do not manufacture ourselves but fit into our finished vehicles.

Raw materials and consumables represents the cost of the raw materials and consumables that we purchase from third parties and use in our manufacturing operations, including aluminium, other metals, rubber and other raw materials and consumables. Raw materials and consumables also include import duties for raw materials and finished vehicles from the United Kingdom into the country of sale.

•

Employee cost: This line item represents the cost of wages and salaries, social security and pensions for all of our employees and agency workers, including employees of centralised functions and headquarters.

•

Other expenses: This line item comprises any operating expense not otherwise accounted for in another line item. These expenses principally include warranty and product liability costs and freight and other transportation costs, stores, spare parts and tools consumed, product development costs, repairs to building, plant and machinery, power and fuel, rent, rates and taxes, publicity and marketing expenses, insurance and other general costs.

•

Development/Engineering costs capitalised: Development and engineering costs capitalised represents employee costs, store and other manufacturing supplies, and other works expenses incurred mainly towards product development projects. It also includes costs attributable to internally constructed capital items. Product development and engineering costs incurred on new vehicle platforms, engines, transmissions and new products are capitalised and recognised as intangible assets when (i) feasibility has been established, (ii) we have committed technical, financial and other resources to complete the development and (iii) it is probable that the relevant asset will generate probable future economic benefits. The costs capitalised include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use. The application of the relevant accounting policy involves critical judgement and interpretations of IFRS may differ, which can result in different applications of the same standard and, therefore, different results. Interest cost incurred in connection with the relevant development is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

•

Other income: This item represents any income not otherwise accounted for in another line item. It principally includes rebates from the Chinese government based on our activities there, income from the Land Rover experience and sales of second hand Land Rover warranties in the United States. Rebates from China are accounted for on an accruals basis, based on our previous experience with the Chinese tax authorities. From 1 April 2018, we adopted IFRS 15.

•

Depreciation and amortisation: Depreciation and amortisation represent the depreciation of property, plant and equipment and the amortisation of intangible assets, including the amortisation of capitalised product development costs. Depreciation is provided on a straight line basis over estimated useful lives of the assets. Assets held under finance leases under IAS 17 and right-of-use assets under IFRS 16 (adopted from 1 April 2019) are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Please see “Discussion and Analysis of Results of Operations—Critical Accounting Policies—IFRS 16”. Depreciation is not recorded on capital work in progress until construction and installation are complete and the asset is ready for its intended use. Capital work in progress includes capital advances. Amortisation is provided on a straight line basis over estimated useful lives of the intangible assets. The amortisation period for intangible assets with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates. In accordance with IFRS, we capitalise a significant percentage of our product development costs. Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment loss.

•

Foreign exchange (loss)/gain and fair value adjustments: This item represents the net gain or loss attributable to the revaluation of non-GBP balance sheet items (including debt) and the gain/(loss) on foreign exchange derivative contracts that are not hedge accounted, as well as any ineffectiveness from designated hedge relationships and fair value adjustments resulting from fair value hedging relationships. From 1 April 2018, we adopted IFRS 9. Prior to our adoption of IFRS 9, the time value of options was recognised in this income statement line item; this has been taken to equity as a cost of hedging under IFRS 9. Please see “Discussion and Analysis of Results of Operations —Critical Accounting Policies—Financial Instruments—Accounting Policies for Fiscal 2019 and Fiscal 2020”.

•	Finance income: This item represents the income from short-term liquid financial assets, marketable securities and other financial instruments (including bank deposits).

•

Finance expense (net): This item represents the net expense of our financial borrowings, including the Existing Notes, including fees and commitment fees paid to financial institutions in relation to committed financial facilities and similar credit lines, less interest capitalised.

•

Share of (loss)/profit from equity accounted investments: The consolidated financial statements include our share of the income and expenses, other comprehensive income and equity movements of equity accounted investments, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When our share of losses exceeds our interest in an equity accounted investment, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that we have an obligation or have made payments on behalf of the investee.

•	Exceptional items: We have elected to disclose exceptional items separately in the consolidated income statement by virtue of their nature, size or frequency.

Internal Controls

Upon an evaluation of the effectiveness of the design and operation of internal controls over financial reporting conducted as part of the corporate governance and public disclosure obligations of our parent, TML, we concluded that:

(i)	there was a material weakness, such that our internal controls over financial reporting were not effective as at 31 March 2019; and

(ii)	there was a material weakness, such that our internal controls over financial reporting were not effective as at 31 March 2018.

A material weakness, under the applicable auditing standards established by the Public Company Accounting Oversight Board (or the PCAOB) in the United States, is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Material weakness as at 31 March 2019

During Fiscal 2019, we identified a material weakness as part of an assessment of the effectiveness of internal control over financial reporting based on the framework established in Internal Control – Integrated Framework (2013) issued by COSO.

As at 31 December 2018, we assessed that there were sufficient indications that property, plant and equipment and intangible assets may need to be impaired, due to significant changes in market conditions (especially in China), technology disruptions impacting the industry, rising cost of debt and the business missing its internal budgets over the previous quarterly periods. Accordingly, an interim impairment test was performed, which resulted in a £3,105 million impairment charge as at 31 December 2018.

Forecast financial information produced to support our annual business planning process is a key data input into the impairment assessment. The controls associated with the business planning process were not effective to mitigate the risk of material misstatement in the financial statements. Specifically, controls over the completeness and accuracy of certain source data in the business planning process were not designed to operate to a sufficient level of precision to address the related risks of misstatement. In addition, ineffective risk assessment activities performed over the ad-hoc impairment assessment did not identify the increased precision required in the design of the controls, allowing such risk assessment activities to be ineffective in identifying those inputs that may contain a reasonable possibility of a risk of material misstatement.

It was therefore considered the design of internal controls over the preparation of the forecast financial information arising from the ineffective risk assessment activities to be deficient, and that this deficiency results in a reasonable possibility that a material misstatement could occur in the financial statements related to the impairment of our property, plant and equipment and intangible assets that may be required from time to time. It was determined that this deficiency constitutes a material weakness in internal control over financial reporting as of 31 March 2019, based on our evaluation under the criteria in Internal Control — Integrated Framework (May 2013) issued by COSO. Accordingly, it was concluded that we did not maintain effective internal control over our financial reporting as of 31 March 2019.

The material weakness was remediated as of 31 March 2020. The specific remediation actions taken by management included:

•

Simplification of the business planning process and design of the associated controls, which supported any need for ad-hoc impairment assessments during the year in addition to the existing annual assessment;

•

Redesign of controls to reflect improved risk assessment and further improvements to the management review controls including consideration of aggregation levels, setting of management expectations and the investigation and resolution of outliers in those areas where this is insufficient; and

•	Additional controls to validate any late changes to the forecast financial information once the primary controls have operated.

The material weakness did not result in material misstatements of our financial statements. During the quarters ended 30 June, 30 September and 31 December 2019, we assessed that there were no indications that property, plant and equipment and intangible assets may need to be impaired, and therefore the controls associated with the business planning process have not been required to operate.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Material weakness as at 31 March 2018

The material weakness identified with respect to the year ended 31 March 2018 related to privileged system access at one of our third party logistics providers. We use a third party service provider to manage logistics and finance with respect to Land Rover aftermarket parts. This service provider operates its own IT system, independent of our IT systems and maintains the majority of financial transactions and records relating to aftermarket parts for Land Rover vehicles, which are then used for our financial statements. Two default system accounts on the provider’s IT system had privileged access rights, including the right to process transactions and make changes to data relied upon in the preparation of our financial statements with respect to Land Rover aftermarket parts and were accessed during Fiscal 2018. Whilst no evidence exists to suggest these privileged accounts were used inappropriately, and they appear only to have been accessed by relevant IT personnel, we have been unable to obtain sufficient and appropriate evidence to confirm that access to these accounts was properly governed and restricted during Fiscal 2018. These accounts had access only to the provider’s IT system and not to our IT systems. However, given the pervasive nature of the access provided to these privileged accounts including, for instance, the potential to make changes to system configuration within the provider’s IT system, it is not possible to rely on a number of reports generated by the provider’s IT system with respect to data used for our financial statement preparation. While the information given by the provider is subject to additional controls and review procedures operated by us, these procedures are largely dependent on the data coming from the provider’s IT system. In particular, such a risk has the potential to affect recognition and measurement of revenue and the valuation accuracy of inventory in respect of Land Rover aftermarket parts.

We perform procedures such as independent checks over inventory, validation of cash allocation and settlement of sales transactions during the year. Due to the insufficient and appropriate evidence to confirm the restricted access, we performed additional procedures to ensure that there are no material misstatements in the financial statements as a result of this weakness. These included a review of physical security controls and the validation of inventory valuation cost against Jaguar Land Rover purchasing data. No material misstatements have been identified in the financial statements as a result of this weakness.

We have also worked with the third party provider to undertake remedial measures to improve the evidence that supports the appropriate granting of the privileged access and reduce the risk of such an event occurring again. To supplement this, the third party provider has introduced a new daily automated detective control that would identify any instances where such privileged access is assigned. A review of other relevant third-party providers has not uncovered any similar issues. The material weakness was remediated in Fiscal 2019.

CAPITALISATION

Sources	Actual as at 30 June 2020(10)
(£ in millions)
Cash and cash equivalents(1)	2,460
Short-term investments(2)	288

Cash and cash equivalents and short-term investments	2,748

5.000% Senior Notes due 2022	400
3.875% Senior Notes due 2023	400
2.750% Senior Notes due 2021	300
5.625% Senior Notes due 2023(3)	407
4.500% Senior Notes due 2027(3)	407
2.200% Senior Notes due 2024(4)	594
5.875% Senior Notes due 2024(4)	457
6.875% Senior Notes due 2026(4)	457
4.500% Senior Notes due 2026(4)	457
Term Loan Facility(3)(5)	814
UKEF & Commercial Loan Facilities(6)	542
UK Fleet Financing Facility(7)	163
China Revolving Facility(8)	576
Capitalised debt issuance fees	(31)
Other(9)	33
Lease obligations	536
Fair value adjustments(11)	49

Total debt	6,561

Ordinary shares	1,501
Capital redemption reserve	167
Reserves	3,460

Total equity attributable to shareholder	5,128

Total capitalisation	11,689

(1)

The total amount of cash and cash equivalents includes £331 million of cash and cash equivalents held in subsidiaries of the Issuer outside the United Kingdom. The cash in some of these jurisdictions, e.g. South Africa and Brazil, is subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends. However, annual dividends are generally permitted and we do not believe that these restrictions have, or are expected to have, any impact on our ability to meet our cash obligations.

(2)	Refers to bank deposits with a maturity of between three and twelve months.
(3)	Using the US dollar per British pound exchange rate on 30 June 2020 of $1.2281 = £1.00.
(4)	Using the euro per British pound exchange rate on 30 June 2020 of €1.0944 = £1.00.
(5)	Represents the $1 billion term loan facility provided under an agreement entered into on 17 October 2018 and fully drawn as of 7 October 2020.
(6)

Represents the £625 million five-year amortising loan facilities entered into in October 2019 and supported by a £500 million guarantee from UK Export Finance and with £510 million drawn as of 7 October 2020.

(7)

Represents the £ working capital facility for fleet buybacks entered into in October 2019, as subsequently amended to increase the available amount from £100 million to £163 million. As of 7 October 2020, £110 million was drawn under the UK Fleet Financing Facility.

(8)

The three year (subject to annual review) RMB 5 billion (£576 million equivalent as at 30 June 2020) working capital loan facility entered into by Jaguar Land Rover (China) Investment Co., our wholly owned Chinese subsidiary, in June 2020 and fully drawn as of 7 October 2020.

(9)	Primarily includes an advance as part of a sale and leaseback transaction, as well as parts factoring in China.
(10)

The $700 million invoice discounting committed facility agreement entered into on 26 March 2019 is not reflected in the table above as it is a non-recourse receivable financing which is not treated as indebtedness. As at 30 June 2020, Jaguar Land Rover Limited (a subsidiary of the Issuer) had sold £270 million equivalent of receivables under the Invoice Discounting Facility. See “Discussion and Analysis of Results of Operations—Off-Balance Sheet Arrangements, Contingencies and Commitments—Off-balance sheet arrangements”.

(11)	Fair value adjustments relate to hedging arrangements for the $500 million 4.500% Senior Notes due 2027 and €500 million 4.500% Senior Notes due 2026.

III.    Discussion and Analysis of Results of Operations

General Trends of Our Recent Performance

Revenue was £2,859 million for the three months ended 30 June 2020, as compared to £5,074 million for the three months ended 30 June 2019. The decrease in revenue primarily reflects the impact of COVID-19 pandemic on our sales during the quarter with wholesale volumes down 53.1% year on year.

Adjusted EBITDA was £101 million in the three months ended 30 June 2020, as compared to £213 million in the three months ended 30 June 2019. Adjusted EBIT was negative £390 million in the three months ended 30 June 2020 compared to negative £278 million in the three months ended 30 June 2019. Adjusted EBITDA was lower in the three months ended 30 June 2020 compared to the three months ended 30 June 2019 primarily due to impact of revenue declines due to COVID-19, partially offset by £500 million cash and cost savings as a result of Project Charge + (including £400 million of structural savings, £70 million of volume and mix savings and £30 million of material cost, manufacturing and warranty savings) and favourable foreign exchange movements. Adjusted EBIT was lower in the three months ended 30 June 2020 compared to the three months ended 30 June 2019, primarily reflecting the same factors impacting Adjusted EBITDA as well the China Joint Venture returning to break-even profitability compared to a loss for the same quarter a year ago. Loss before tax was £413 million in the three months ended 30 June 2020, compared to a loss before tax of £395 million in the three months ended 30 June 2019. The loss before tax was down only £18 million, primarily explained by the same factors impacting Adjusted EBITDA and Adjusted EBIT explained above, as well as favourable revaluation of debt denominated foreign currency and unrealised commodity hedges offset by higher net finance expense. Our loss after tax was £648 million in the three months ended 30 June 2020, up from the loss after tax of £402 million in the same period in 2019. Despite the losses in the first quarter of Fiscal 2021, a tax charge of £235 million was incurred as a result of our inability to fully recognise all deferred tax assets on the balance sheet, resulting in no tax credit on current period losses and an income statement tax charge due to the movement in the pension obligation. These deferred tax movements have no impact on cash tax payments.

Net cash used in operating activities was £1,064 million in the three months ended 30 June 2020 (up from £85 million in the same period of 2019), primarily as a result of lower wholesale volumes driven by COVID-19 social distancing and lockdown measures. For the three months ended 30 June 2020, our free cash flow was negative £1,512 million (an improvement of £0.5 billion as compared to initial expectations) compared to negative £719 million in the same period of 2019, primarily reflecting the net cash used in operating activities and an exceptional £1.1 billion of working capital outflow as a result of the temporary plant shutdowns due to the outbreak of COVID-19 (in particular due to the decrease of accounts payable for cars whose production was stopped in the fourth quarter of Fiscal 2020), partially offset by lower total investment spending of £548 million (£795 million in the same period of 2019) due to our cash conservation initiatives.

Total cash and cash equivalents, deposits and investments at 30 June 2020 was £2,748 million (comprising £2,460 million of cash and cash equivalents and £288 million of short-term deposits and other investments). As at 30 June 2020 (and since our entry into the Revolving Credit Facility), our Revolving Credit Facility of £1,935 million remains undrawn and matures in July 2022, which, combined with total cash of £2,748 million, resulted in total available liquidity of £4,683 million.

Recent Retail Volumes

While we generate sales revenue from wholesale volumes, we also report retail sales as retail sales represent the aggregate number of finished vehicles sold by dealers to end users (and in limited numbers by us directly, including to dealers). Please see “Financial Information for JLR—Explanation of Income Statement Line Items” for information on the reasons why we monitor retail sales. Set forth below is an overview of our retail volumes for the three months ended 30 June 2020:

Total retail volumes in the three months ended 30 June 2020 were 74,067 units (including sales from our China Joint Venture), a decrease of 42.4% compared to the three months ended 30 June 2019. Year-on-year as at 30 June 2020 sales volumes were down 46.9% in Overseas markets, down 59.1% in Europe, down 69.5% in the United Kingdom, down 32.1% in North America and down 2.5% in China. The geographic distribution of our retail sales has been significantly impacted by the COVID-19 pandemic as the impact spread across the world. Consequently, the geographic distribution of our retail sales in the three months ended 30 June 2020 does not reflect our longer term expectations of these distributions as the economic impact of the COVID-19 pandemic dissipates. By model, sales of all models were negatively impacted by COVID-19 other than the sales of our all-new Land Rover Defender, with 2,182 units recorded in the three months ended 30 June 2020. By brand, Land Rover retailed 55,280 units in the three months ended 30 June 2020, a 37.9% decrease compared to the three months ended 30 June 2019. Jaguar retailed 18,787 units in the three months ended 30 June 2020, a decrease of 52.5% compared to the three months ended 30 June 2019.

Retail volumes in Europe (excluding the United Kingdom and Russia) were 11,527 units in the three months ended 30 June 2020, compared to 28,214 units during the same period in 2019, down 59.1% year-on-year. Industry sales volumes in Europe were down 50.9% in the three months ended 30 June 2020 due to the challenging economic environment including the disruptions caused by the outbreak of COVID-19 and uncertainty around Brexit. In particular, it is ultimately impossible to predict any future impacts of Brexit and the nature and extent of government responses in the formulation of fiscal and monetary policies, and/or any related matters may have on general economic conditions in the United Kingdom.

Retail volumes in North America were 20,833 units in the three months ended 30 June 2020, down 32.1% compared to 30,691 units in the same period in 2019. Industry sales volumes in the United States were down 33.3% in the three months ended 30 June 2020 as disruptions caused by the outbreak of COVID-19 and trade tensions with China continued.

Retail volumes in the United Kingdom were 8,252 units in the three months ended 30 June 2020, compared to 27,065 units in the same period in 2019, a decrease of 69.5%, compared to a decrease in industry volumes of 70.1% year-on-year as disruptions caused by the outbreak of COVID-19 and uncertainty around the final terms of Brexit and the trade relationship between the European Union and the United Kingdom impacted sales.

Retail volumes in China were 23,726 units in the three months ended 30 June 2020, compared to 24,324 units in the same period in 2019, a decrease of 2.5%. Industry sales in China increased 2.3% in the three months ended 30 June 2020 year-on-year showing signs of a recovery in the first quarter of 2021, notwithstanding the economy slowing down primarily as a result of the COVID-19 pandemic and the trade tensions between the United States and China.

Retail volumes in Overseas markets were 9,729 units in the three months ended 30 June 2020, compared to 18,321 units in the same period in 2019, a decrease of 46.9%, primarily as a result of challenging market conditions due to the outbreak of COVID-19.

Expected Industry Trends

Based on industry data, our management expect growth to gradually return over the medium to long-term across our key regions although industry sales are clearly expected to be lower year-on year in Fiscal 2021 as a result of the impact of COVID-19 with gradual year-on-year growth expected through Fiscal 2022.

Recent Macroeconomic Trends

COVID-19

Our operating performance is subject to global economic and market conditions, including their impact on the global automotive industry. Although it is at this stage too early to predict the medium-to long-term effects of the COVID-19 pandemic on the markets in which we operate, the unprecedented disruptions caused by the COVID-19 pandemic impacted our operational and financial performance in the fourth quarter of Fiscal 2020 and in the first quarter of Fiscal 2021. The geographic distribution of our retail sales has been significantly impacted by the COVID-19 pandemic as its impact spread across the world. Consequently, the geographic distribution of our retail sales in the three months ended 30 June 2020 does not reflect our longer term expectations of these distributions as the economic impact of the COVID 19 pandemic dissipates. We enacted temporary plant shutdowns in the first quarter of Fiscal 2021 with the restart of production at most of our plants from mid-May and through June 2020. We are undertaking a “demand-led” restart to our operations with a focus on producing vehicles in line with customer demand and rationalising the use of our resources accordingly. This is coupled with targeted spending measures on critical aspects of our operations and the use of our existing inventory during the fourth quarter of Fiscal 2020 and the first quarter of Fiscal 2021. Four of our plants are now working on a two-shift basis: Nitra (Defender and Discovery), Solihull (Range Rover, Range Rover Sport, Range Rover Velar and F-PACE), Halewood (Discovery Sport and Evoque) and EMC (Wolverhampton) (4 cylinder and 6 cylinder petrol and diesel engines). Our global retailers’ network has also been impacted by the lockdown measures implemented in different markets but, as of 9 September 2020, approximately 99% of our global dealers had re-opened (fully or partially) with 100% of our dealers open (fully or partially) in China, the United Kingdom and Europe. Our supply chain has inevitably been disrupted by COVID-19, however, our supply base operations are gradually returning and are supporting the restart of our own operations with only limited issues to date. Many of our employees have been furloughed under the UK government’s job retention scheme (approximately 12% as at 9 September 2020) and are now gradually beginning to return to our sites. We have initiated health and safety protocols following government guidelines to ensure our operations can restart safely. We have reacted quickly and decisively to the COVID-19 pandemic, with an accelerated focus on improving cashflow and strengthening liquidity to pave the way for long-term EBIT margin improvement. Project Charge+, the next phase of our transformation programme, has achieved £0.6 billion of cash and cost savings in the fourth quarter of Fiscal 2020, ahead of schedule, against a new target of over £2 billion of cash and cost savings by 31 March 2021 to deliver anticipated total cash and cost savings of £6 billion over the life of the programme. We expect COVID-19 to continue to have an impact on our business in Fiscal 2021, the extent of which we cannot predict, and at this stage it is still too early to predict the medium-to long-term effects of the COVID-19 pandemic on our business. See “Recent Developments—COVID-19”.

Other factors

Brexit has led to uncertainty with respect to the trading arrangements between the United Kingdom, the European Union and other countries. Following the passing of the Withdrawal Agreement by the House of Commons on 20 December 2019 and by the House of Lords on 22 January 2020, as well as the Royal Assent granted on 23 January 2020 and the approval by the European Union on 29 January 2020, the United Kingdom left the European Union on 31 January 2020 in accordance with the terms provided by the Withdrawal Agreement. However, as no member state of the European Union has previously chosen to leave the European Parliament, the legal and political process for completing such process is untried and uncertain. There are a number of areas of uncertainty in connection with the future of the United Kingdom and its relationship with the European Union and the second phase of negotiation around Brexit and related matters may take several years, probably beyond the end of the transition period included in the Withdrawal Agreement. At this stage, the nature of the future relationship between the United Kingdom and the remaining European Union countries following the United Kingdom’s exit has yet to be agreed in details and negotiations with the European Union on the general terms of the exit have demonstrated the difficulties that exist in reaching such an agreement. Depending on the final terms of Brexit, the new or modified trading agreements of the United Kingdom could affect export volumes and result in a decline in trade. Under a no-deal scenario (i.e., without a trade agreement agreed between the European Union and the United Kingdom by the relevant deadline) the tariff impact for us would be limited to less than 30% of our sale volumes (including the European Union and non-European Union countries which currently benefit from European Union treaties). In addition, we could also pass on net cost impact for tariffs, where possible, and we would benefit from the likely weakening of the British Pound offsetting the net impact of tariffs in one year (net of hedging) and substantially offsetting thereafter.

Furthermore, we are exposed to currency movements versus the British pound, our reporting currency. Revenue exposures are primarily sensitive to movements in the US dollar, Chinese yuan and emerging market currencies (notably the Russian rouble and Brazilian real) while our cost exposures are particularly sensitive to movements in the euro, since we source a significant proportion of our components from the Eurozone. Most of the major currencies were stronger against the British pound over the three months ended 30 June 2020, compared to the three months ended 30 June 2019. The general weakness of the British pound over the three months ended 30 June 2020, compared to the three months ended 30 June 2019, has generally resulted in more favourable foreign currency effects on our business as gains from our underlying net income currency exposures denominated in currencies such as US dollar and Chinese yuan offset the negative impact on our Euro denominated net cost exposure. However, we have a well-established hedging programme in place that partially counteracts the volatility in the underlying currency exposure to the movements in the US dollar, euro, Chinese yuan and other currencies. Movements in our foreign exchange hedging derivatives are generally offset by favourable movements in the underlying foreign currency exposures as we generally hedge only a portion (and not all) of the underlying exposure.

We are also exposed to changes in commodity prices, notably aluminium, copper, platinum and palladium. Overall, commodity prices were generally more favourable in the three months ended 30 June 2020 compared to the same period in 2019, although commodity prices have generally been rising over the three months ended 30 June 2020 as COVID-19 lockdown and social distancing measures were relaxed and trade gradually resumed.

We have hedging policies in place in order to mitigate the impact of exchange rate and commodity price volatility on our results. These hedging policies permit the use of financial derivatives such as forward contracts and options to manage risks relating to exchange rates, as well as swaps and fixed-price supply contracts to manage risks relating to commodity price volatility.

Significant Factors Influencing Our Results of Operations

Our results of operations are dependent on a number of factors, which include mainly the following:

•

General economic conditions. We, like the rest of the automotive industry, are substantially affected by general economic conditions. In particular, we may be exposed to risks associated with Brexit. We have a dedicated Brexit scenario planning team to help us address likely impacts and respond accordingly. We anticipate that the impact of Brexit will revolve around, among other things, (i) the extent to which the British pound remains weaker, (ii) any incremental tariffs that might result following the exit from the European Union, and (iii) any impact on economic growth and consumer confidence in the United Kingdom and/or the European Union.

•

COVID-19 pandemic. The impact of the COVID-19 pandemic has created significant volatility in the global economy and led to reduced economic activities. There have been extraordinary actions taken by international, federal, state, and local public health and governmental authorities to contain and combat the COVID-19 pandemic and spread of COVID-19 in regions throughout the world, including travel bans, quarantines, “stay-at-home” orders, and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations. The pandemic has resulted, and may continue to result, in significant economic disruption that has and will likely continue to adversely affect our business. The extent and impact of changing consumer preferences and behaviour is unknown and impossible to predict at this time. The ultimate impact of the pandemic on our business, results of operations and financial condition will depend on numerous evolving factors and future developments, including the ultimate duration, spread, severity and repetitiveness of the COVID-19 pandemic; the ultimate extent and duration of its effect on the global economy and how quickly and to what extent normal economic and operating conditions resume. In late March 2020 our manufacturing operations were suspended for a period of time and we have recently resumed production at all of our plants. Production restarted at our China Joint Venture in March 2020 and in most of our plants from mid-May and through June 2020, supported by the gradual increase of operations. We are undertaking a “demand-led” restart to our operations with a focus on producing vehicles in line with customer demand and rationalising the use of our resources accordingly. This is coupled with targeted spending measures on critical aspects of our operations and the use of our existing inventory during the fourth quarter of Fiscal 2020 and the first quarter of Fiscal 2021. Four of our plants are now working on a twoshift basis: Nitra (Defender and Discovery), Solihull (Range Rover, Range Rover Sport, Range Rover Velar and F-PACE), Halewood (Discovery Sport and Evoque) and EMC (Wolverhampton) (4 cylinder and 6 cylinder petrol and diesel engines). Our global retailers’ network has also been impacted by the lockdown measures implemented in different markets but, as of 9 September 2020, approximately 99% of our global dealers were open (fully or partially) with 100% of our dealers open (fully or partially) in China, the United Kingdom and Europe. In addition, government-imposed restrictions on businesses, operations and travel and the related economic uncertainty have impacted demand for our vehicles in most of our global markets. In response, we are implementing a number of rigorous cost control measures, such as focusing on curtailing non-essential spending and rationalization of our capital expenditure. The extent of the COVID-19 impact on our future operations and the demand for our products will depend upon, among other things, the duration, spread and intensity of the pandemic and related government responses such as required lockdown, social distancing, restrictions on business operations and travel, the pace of recovery of economic activities and the impact to consumers, all of which are uncertain and difficult to predict in light of the rapidly evolving landscape. As at 30 June 2020, we reviewed its business and operations to take into consideration the estimated impacts and effects of the COVID-19 pandemic, including the estimated impact on the macroeconomic environment, the market outlook and the Company’s operations.

•

Foreign currency rates. Changes in foreign currency exchange rates may positively or negatively affect our results of operations through both transaction risk and translation risk. Transaction risk is the risk that the currency structure of our costs and liabilities will deviate from the currency structure of sales proceeds and assets. Translation risk is the risk that our financial results for a particular period will be affected by changes in the prevailing exchange rates at the end of the period, which may have a substantial impact on comparisons with prior periods.

•

Seasonality. Our results of operations are also dependent on seasonal factors in the automotive market such as change in cash and cash equivalents due principally to seasonal effects on the working capital cycle. Please see “Sales, Facilities and Distribution Information—Competition—Seasonality.

•

Our competitive position in the market. Competition in the premium and SUV segments in which we operate has an effect on volumes and price realisation, which may have an impact on the profitability of our business. For a discussion regarding our competitive position in our markets, please see “Sales, Facilities and Distribution Information—Competition”.

•

Technological developments in the automotive industry. The automotive industry is undergoing rapid technological change, particularly in the premium segment in which we operate. Such changes can affect both our volumes, for example if our competitors have, or are perceived to have, more advanced vehicles, and the required total product and other investment spending on R&D, in particular with respect to autonomous, connected and electrification technologies, as well as mobility solutions. Please see “Sales, Facilities and Distribution Information—Competition—Product Design, Technology and Research and Development”.

•

Credit, liquidity and interest rates and availability of credit for vehicle purchases. Our volumes are significantly dependent on the availability of vehicle financing arrangements by external providers of lease and consumer financing options and the costs thereof. We do not offer vehicle financing on our own account. Any reduction in the supply of available consumer finance, as occurred during the global financial crisis, would make it more difficult for some of our customers to purchase our vehicles. For further discussion of our independent financing arrangements through our finance partners, please see “Sales, Facilities and Distribution Information—Financing Arrangements and Financial Services Provided”.

•

Environmental regulation. There has been a greater emphasis on the emission and safety norms for the automobile industry by governments in the various countries in which we operate. Compliance with these norms has had, and will continue to have, a significant impact on the costs (including costs associated with litigation) and product life cycles in the automotive industry. For further details with respect to these regulations, please see “Sales, Facilities and Distribution Information—Significant Environmental, Health, Safety and Emissions Issues”.

•

Amortisation of development/engineering costs capitalised. We have and continue to capitalise our product development and engineering costs incurred on new vehicle platforms, engines, transmissions and new products. These capitalised costs reduce overall profits over time through amortisation, which has increased and which we expect will further increase over the next few years. Therefore, until fully amortised, capitalised costs have a continuing impact on our results of operations.

•	Political and regional factors. Similarly to the rest of the automotive industry, we are affected by political and regional factors.

Factors Affecting Comparability

With effect from 1 April 2019, we implemented IFRS 16 in our consolidated financial statements. With effect from 1 April 2018, we implemented IFRS 9 and IFRS 15 in our consolidated financial statements. With respect to IFRS 16 and 15, we have applied the modified retrospective approach. For IFRS 9, as required under the transition rules, comparative periods have been restated only for the retrospective application of the cost of hedging approach for the time value of the foreign exchange options and also voluntary application for foreign currency basis included in the foreign exchange forwards and cross-currency interest rate swaps as a cost of hedging. Our 2018 consolidated financial statements are presented as restated, giving effect to the retrospective application of IFRS 9, but were not fully restated to give effect to the application of IFRS 15. The 2018 consolidated financial statements are therefore not comparable with the 2020 consolidated financial statements, the 2019 consolidated financial statements and the condensed consolidated interim financial statements. For more information about our application of IFRS 16, IFRS 15 and IFRS 9 see Note 2 to our 2020 consolidated financial statements.

Results of Operations

The tables and discussions set out below provide an analysis of selected items from our consolidated statements of income for each of the periods described below.

Three months ended 30 June 2020 compared to three months ended 30 June 2019

The following table sets out the items from our consolidated statements of income for the periods indicated and the percentage change from period to period.

	Three months ended 30 June		Percentage change
	2019	2020
	(£ in millions)		(% change)
Revenue	5,074	2,859	(43.7)%
Material and other cost of sales	(3,281)	(1,833)	44.1%
Employee costs*	(656)	(435)	33.7%
Other expenses	(1,318)	(687)	47.9%
Exceptional Items	(12)	—	—
Development/Engineering costs capitalised	339	168	(50.4)%
Other income	26	40	53.8%
Depreciation and amortisation	(463)	(491)	(6.0)%
Foreign exchange (loss)/fair value adjustments	(41)	16	>99.9%
Finance income	14	4	(71.4)%
Finance expense (net)	(49)	(54)	(10.2)%
Share of (loss) from equity accounted investments	(28)	—	—

(Loss) before tax	(395)	(413)	(4.6)%

Income tax credit/(expense)	(7)	(235)	>(99.9)%
(Loss) for the period	(402)	(648)	(61.2)%

*	“Employee costs” excludes the exceptional items explained below.

Revenue

Revenue decreased by £2,215 million to £2,859 million in the three months ended 30 June 2020 from £5,074 million in the three months ended 30 June 2019, a decrease of 43.7%, primarily reflecting the impact of COVID-19 on our sales during the quarter with wholesale volumes down 53.1% year-on-year. Please see “Sales, Facilities and Distribution Information—Product Sales Performance”.

Material and other cost of sales

Our material and other cost of sales decreased to £1,833 million in the three months ended 30 June 2020, down by 44.1% from £3,281 million in the three months ended 30 June 2019, which is in line with (and driven by) the decrease in our revenue.

As a percentage of revenue, material and other costs of sales accounted for 64.1% of our revenue in the three months ended 30 June 2020, which is slightly down from 64.6% for the three months ended 30 June 2019.

Change in inventories of finished goods and work in progress: In the three months ended 30 June 2020, our inventory of finished goods and work in progress decreased by £826 million to £2,539 million. This decrease in inventories at 30 June 2020 compared to 31 March 2020 was principally related the impact of COVID-19 pandemic on our production levels.

Purchase of products for sale: In the three months ended 30 June 2020, we spent £146 million on parts and accessories supplied by third parties and used in our finished vehicles and parts, compared to £270 million in the three months ended 30 June 2019, representing a decrease of 45.9%, driven by the decrease in wholesale volumes due to the impact of COVID-19 pandemic.

Raw materials and consumables: We consume a number of raw materials in the manufacture of vehicles, including steel, aluminium, copper, precious metals and resins. The cost of raw materials and consumables in the three months ended 30 June 2020 was £864 million compared to £3,186 million in the three months ended 30 June 2019, a decrease of £2,322 million. Raw materials and consumables as a percentage of revenue was 30.2% for the three months ended 30 June 2020 compared to 62.8% for and the three months ended 30 June 2019, driven by the impact of COVID-19 pandemic on our production levels as we temporarily shut down our plants during the peak of the pandemic.

Employee cost

Our employee cost decreased by 33.7% to £435 million in the three months ended 30 June 2020 from £656 million in the three months ended 30 June 2019. The decrease was attributable to lower headcount compared to the same period in 2019 and the utilisation of the UK government furlough scheme. As at 30 June 2020, we had approximately 37,357 worldwide employees, including agency personnel, compared to approximately 43,116 as at 30 June 2019, a reduction of 13.4%.

Other expenses

Other expenses decreased to £687 million in the three months ended 30 June 2020 from £1,318 million in the same period in 2019 primarily due to reduced activity as result of the impact of COVID-19 pandemic on our business.

Exceptional items

There was no exceptional item recognised in the three months ended 30 June 2020, compared to £12 million of exceptional items in the three months ended 30 June 2019, representing additional restructuring costs relating to our restructuring programme that was announced and commenced during the year ended 31 March 2019 and has now ended.

Development/Engineering costs capitalised

We capitalise development and engineering costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognised in our income statement and the share of capitalised development and engineering costs and amortisation of capitalised development and engineering costs in the three months ended 30 June 2020 and 30 June 2019:

	Three months ended 30 June
	2019	2020
	(£ in millions)
Total R&D costs	422	275
Of which expenditure capitalised	339	168
Capitalisation ratio in %	(80.3)%	(61.1)%
Amortisation of expenditure capitalised	204	203
R&D costs charged in income statement	83	107
As % of revenue	1.6%	3.7%

The capitalisation ratio of development and engineering costs depends on the production cycle that individual models pass through in different periods.

Capitalised R&D expenditure decreased to £168 million in the three months ended 30 June 2020 from £339 million in the three months ended 30 June 2019, due to the impact of COVID-19 pandemic and relevant lockdown measures on our production levels while they did not have an impact on the R&D costs charged in income statement.

Other income (net)

Our other income slightly increased to £40 million in the three months ended 30 June 2020, compared to £26 million in the three months ended 30 June 2019.

Depreciation and amortisation

Our depreciation and amortisation slightly increased to £491 million in the three months ended 30 June 2020, compared to £463 million in the three months ended 30 June 2019. The increase is primarily the result of the commencement of production of the all-new Land Rover Defender.

Foreign exchange gain/(loss) and fair value adjustments

We recorded a foreign exchange gain and fair value adjustment of £16 million in the three months ended 30 June 2020, compared to a loss of £41 million in the three months ended 30 June 2019, primarily attributable to the strengthening of the British Pound against other currencies. The foreign exchange impact on our results from operations in the three months ended 30 June 2020 compared to the three months ended 30 June 2019 reflects the following:

•

Favourable revaluation of foreign exchange derivatives, not included in Adjusted EBITDA and Adjusted EBIT, of £40 million, compared to favourable revaluation of £31 million in the three months ended 30 June 2019.

•

Unfavourable revaluation of foreign currency debt (including fair value adjustments), not included in Adjusted EBITDA and Adjusted EBIT, of £36 million, compared to unfavourable revaluation of £69 million in the three months ended 30 June 2019.

•

Favourable revaluation of current assets and current liabilities denominated in foreign currency, included in Adjusted EBITDA and Adjusted EBIT, of £11 million, compared to unfavourable revaluation of £6 million in the three months ended 30 June 2019.

•

Unfavourable movements on foreign currency derivatives, included in Adjusted EBITDA and Adjusted EBIT but not reclassified to revenue or material cost of sales, of £10 million, compared to favourable movements of £3 million in the three months ended 30 June 2019.

•

Favourable net impact of commodity derivatives, included in Adjusted EBITDA and Adjusted EBIT, of £6 million, compared to unfavourable net impact of £22 million in the three months ended 30 June 2019. In the three months ended 30 June 2019, the favourable net impact was shown in “Other Income”.

•

Favourable fair value movements on investments, not included in Adjusted EBITDA and Adjusted EBIT, of £7 million, compared to unfavourable fair value movements of £6 million in the three months ended 30 June 2019. In the three months ended 30 June 2019, the favourable fair value movements were shown in “Other Income”.

We engage in currency hedging to manage our exposure to currency effects.

Finance income

Our finance income was down slightly to £4 million for the three months ended 30 June 2020, compared to £14 million in the three months ended 30 June 2019.

Finance expense (net)

Our finance expense (net) was £54 million in the three months ended 30 June 2020 up slightly from £49 million in the three months ended 30 June 2019.

Share of profit/(loss) from equity accounted investments

We did not record any share of profit or loss from equity accounted investments in the three months ended 30 June 2020, compared to a share of loss of £28 million during the three months ended 30 June 2019 primarily relating to our China Joint Venture. Please see “Sales, Facilities and Distribution Information—China Joint Venture”.

Income tax expense

We had an income tax expense of £235 million in the three months ended 30 June 2020, compared to an income tax expense of £7 million in the three months ended 30 June 2019, as a result of our inability to fully recognise all deferred tax assets on the balance sheet, resulting in no tax credit on current period losses and an income statement tax charge due to the movement in the pension obligation. These deferred tax movements have no impact on cash tax payments. The effective tax rate for the three months ended 30 June 2020 was 56.9%.

Profit/(loss) for the period

Our consolidated loss for the period of the three months ended 30 June 2020 was £648 million, compared to a consolidated loss for the period of £402 million in the three months ended 30 June 2019 as a result of the factors identified above.

Fiscal 2020 compared to Fiscal 2019

The following table sets out the items from our consolidated statements of income for the periods indicated and the percentage change from period to period.

	Fiscal year ended 31 March			Percentage change
	2019		2020
	(£ in millions)			(% change)
Revenue	24,214		22,984	(5.1)%
Material and other cost of sales*	(15,670)		(14,684)	(6.3)%
Employee costs*	(2,820)		(2,568)	(8.9)%
Other expenses*	(5,567)		(5,238)	(5.9)%
Exceptional Items**	(3,271)		(29)	n.m
Development/Engineering costs capitalised	1,576		1,369	(13.1)%
Other income	205		174	(15.1)%
Depreciation and amortisation	(2,164)		(1,910)	(11.7)%
Foreign exchange gain/(loss) and fair value adjustments	(59)		(249)	n.m
Finance income	35		52	48.6%
Finance expense (net)	(111)		(209)	88.3%
Share of profit from equity accounted investments	3		(114)	n.m

Profit/(loss) before tax	(3,629)		(422)	(88.4)%

Income tax (expense)/credit	308		(47)	n.m

Profit/(loss) for the year	(3,321	)***	(469)	(85.9)%

*	“Material and other cost of sales”, “Employee costs” and “Other expenses” exclude the exceptional items explained below.
**	For the year ended 31 March 2019 this mainly related to impairment charge and restructuring costs. For the year ended 31 March 2020 this mainly related to restructuring costs and past service costs.
***	This includes an impairment of £3,105 million as at 31 March 2019. See “Financial Information for JLR—Internal Controls”.

Revenue

Revenue decreased by £1,230 million to £22,984 million in Fiscal 2020 from £24,214 million in Fiscal 2019, a decrease of 5.1%. This decrease is primarily due to wholesale volumes (excluding the China Joint Venture) declining by 6.3% year-on-year to 475,952 units, reflecting fewer sales across all regions except North America as well as the impact of COVID-19 in the fourth quarter of Fiscal 2020. For similar reasons retail sales (including sales from the China Joint Venture) declined 12.1% year-on-year to 508,659 units, with over two-thirds of that volume decline occurring during the fourth quarter of Fiscal 2020. Retail sales in China declined by 8.9% year-on-year despite a strong recovery in the second and third quarter, with double digit year-on-year growth. However, the outbreak of COVID-19 significantly impacted sales in China in the fourth quarter of Fiscal 2020, leading to a 43.2% decline compared to the fourth quarter in Fiscal 2019.

Material and other cost of sales

Our material and other cost of sales decreased to £14,684 million in Fiscal 2020 from £15,670 million in Fiscal 2019. This decrease is predominantly attributable to lower wholesale volumes and the impact of COVID-19 in the fourth quarter of Fiscal 2020. As a percentage of revenue, material and other cost of sales decreased to 63.9% of our revenue in Fiscal 2020, as compared to 64.7% in Fiscal 2019.

Change in inventories of finished goods and work in progress: In Fiscal 2020, our inventory of finished goods and work in progress linked to the introduction of new models was equal to £3,365 million. Inventories of finished goods include £466 million, relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase arrangements.

Purchase of products for sale: In Fiscal 2020, we spent £1,105 million on parts and accessories supplied by third parties and used in our finished vehicles and parts, compared to £1,181 million in Fiscal 2019, representing a decrease of 6.4%. This decrease was primarily attributable to the impact of COVID-19 pandemic in the fourth quarter of Fiscal 2020 resulting in lower production and wholesale volumes.

Raw materials and consumables: We consume a number of raw materials in the manufacture of vehicles, including steel, aluminium, copper, precious metals and resins. The cost of raw materials and consumables in Fiscal 2020 was £13,498 million, compared to £14,448 million in Fiscal 2019, representing a decrease of £950 million, or 6.6%. The decrease in the total cost of raw materials and consumables was primarily attributable to the impact of COVID-19 pandemic in the fourth quarter of Fiscal 2020 resulting in lower production and wholesale volumes. Raw materials and consumables as a percentage of revenue slightly decreased to 58.7% for Fiscal 2020, as compared to 59.7% for Fiscal 2019.

Employee cost

Our employee cost decreased by 8.9% to £2,568 million in Fiscal 2020 from £2,820 million in Fiscal 2019. The decrease was primarily attributable to a decrease in our employee headcount. Average employee headcount decreased from 44,101 to 39,787, or 9.8%, from 31 March 2019 to 31 March 2020. In Fiscal 2020, the average number of employees on a non-agency basis and agency basis was 36,531 and 3,256, respectively, compared to 38,583 and 5,518 in Fiscal 2019.

Other expenses

Other expenses decreased to £5,238 million in Fiscal 2020 from £5,567 million in Fiscal 2019, primarily reflecting a reduction in expenses related to Project Charge and Project Charge+.

Exceptional items

The exceptional item recognised in the year ended 31 March 2020 comprises restructuring costs of £29 million relating to the Group restructuring programme that commenced during Fiscal 2019. This included a past service pension cost of £4 million. The exceptional items recognised in Fiscal 2019 comprise an impairment charge of £3,105 million following an impairment exercise undertaken in accordance with IAS36 and restructuring costs of £149 million relating to a Group restructuring and voluntary redundancy programme announced and carried out during Fiscal 2019.

Development/Engineering costs capitalised

We capitalise development and engineering costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognised in our income statement and the share of capitalised development and engineering costs and amortisation of capitalised development and engineering costs in Fiscal 2018 and Fiscal 2019:

	Fiscal year ended 31 March
	2019	2020
	(£ in millions)
Total R&D costs	1,997	1,790

Of which expenditure capitalised	1,576	1,369
Capitalisation ratio in %	78.9%	76.5%
Amortisation of expenditure capitalised	967	788
R&D costs charged in income statement	421	421
As % of revenue	1.7%	1.8%

The capitalisation ratio of development and engineering costs depends on the production cycle that individual models pass through in different periods.

Capitalised R&D expenditure decreased to £1,790 million in Fiscal 2020 from £1,997 million in Fiscal 2019, representing a decrease of 10.4%, reflecting initiatives undertaken to reduce total product and other investment spending under Project Charge and Project Charge+.

Other income (net)

Our other income decreased slightly to £174 million in Fiscal 2020, compared to £205 million in Fiscal 2019.

Depreciation and amortisation

Our depreciation and amortisation slightly decreased to £1,910 million in Fiscal 2020 from £2,164 million in Fiscal 2019. For more information on our depreciation and amortisation charge, see Notes 17 and 18 to our 2020 consolidated financial statements.

Foreign exchange gain/(loss) and fair value adjustments

We recorded a foreign exchange loss and fair value adjustments of £249 million in Fiscal 2020, compared to a loss of £59 million in Fiscal 2019. Our foreign exchange loss in Fiscal 2020 was primarily attributable to the weakening of the British Pound against the US dollar and the euro to a greater extent in Fiscal 2020, compared to Fiscal 2019. The foreign exchange impact on our results from operations in Fiscal 2020 compared to Fiscal 2019 reflects the following:

•	Favourable revaluation of foreign exchange derivatives, not included in Adjusted EBITDA and Adjusted EBIT, of £44 million, compared to unfavourable revaluation of £49 million in Fiscal 2019.

•

Unfavourable revaluation of foreign currency debt (including fair value adjustments), not included in Adjusted EBITDA and Adjusted EBIT, of £135 million, compared to unfavourable revaluation of £45 million in Fiscal 2019.

•

Unfavourable revaluation of current assets and current liabilities denominated in foreign currency, included in Adjusted EBITDA and Adjusted EBIT, of £23 million, compared to favourable revaluation of £16 million in Fiscal 2019.

•

Unfavourable movements on foreign currency derivatives, included in Adjusted EBITDA and Adjusted EBIT but not reclassified to revenue or material cost of sales, of £18 million, compared to favourable movements of £19 million in Fiscal 2019.

•

Unfavourable net impact of commodity derivatives, included in Adjusted EBITDA and Adjusted EBIT, of £74 million, compared to favourable net impact of £9 million in Fiscal 2019. In Fiscal 2019, the favourable net impact was shown in “Other Income”.

•

Unfavourable fair value movements on investments, not included in Adjusted EBITDA and Adjusted EBIT, of £43 million, compared to favourable fair value movements of £26 million in Fiscal 2019. In Fiscal 2019, the favourable fair value movements were shown in “Other Income”.

We engage in currency hedging to manage our exposure to currency effects.

Finance income

Our finance income slightly increased to £52 million in Fiscal 2020 compared to £35 million in Fiscal 2019.

Finance expense

Our finance expense (net) increased to £209 million in Fiscal 2020, as compared to £111 million in Fiscal 2019. This increase was a result of increased levels of debt and a general increase in average interest rates on new debt compared to existing and matured debt.

Share of (loss)/profit from equity accounted investments

Our share of loss from equity accounted investments of £114 million in Fiscal 2020 relates primarily to our China Joint Venture, compared to a gain of £3 million during Fiscal 2019, primarily due to the impact of COVID-19 in the fourth quarter of Fiscal 2020 as well as lower wholesale volumes, higher incentive spending, higher material costs at our China Joint Venture. Please see “Sales, Facilities and Distribution Information—China Joint Venture”.

Income tax (expense)/credit

We had an income tax expense of £47 million in Fiscal 2020 resulting from the losses incurred in the year, as compared to a credit of £308 million in Fiscal 2019. The effective tax rate was negative 11.1% in Fiscal 2020, primarily attributable to the relatively small absolute loss during the fiscal year and the impact of the change in the UK statutory rate from 17% to 19%.

Profit/(loss) for the period

Our consolidated loss for Fiscal 2020 was £469 million, as compared to £3,321 million loss in Fiscal 2019.

Fiscal 2019 compared to Fiscal 2018

The following table sets out the items from our consolidated statements of income for the periods indicated and the percentage change from period to period.

	Fiscal year ended 31 March			Percentage change
	2018*	2019
	(£ in millions)			(% change)
Revenue	25,786	24,214		(6.1)%
Material and other cost of sales**	(16,328)	(15,670)		(4.0)%
Employee costs**	(2,722)	(2,820)		3.6%
Other expenses**	(5,846)	(5,567)		(4.8)%
Exceptional Items***	438	(3,271)		>(99.0)%
Development/Engineering costs capitalised	1,610	1,576		(2.1)%
Other income	420	205		(51.2)%
Depreciation and amortisation	(2,075)	(2,164)		4.3%
Foreign exchange gain/(loss) and fair value adjustments	29	(59)		>(99.0)%
Finance income	33	35		6.1%
Finance expense (net)	(85)	(111)		30.6%
Share of profit from equity accounted investments	252	3		(98.8)%

Profit/(loss) before tax	1,512	(3,629)		>(99.0)%

Income tax (expense)/credit	(398)	308		>99.0%

Profit/(loss) for the year	1,114	(3,321	)****	>(99.0)%

*	As restated to reflect the retrospective adoption of IFRS 9 from 1 April 2018. See “Discussion and Analysis of Results of Operations—Factors Affecting Comparability”.
**	“Material and other cost of sales”, “Employee costs” and “Other expenses” exclude the exceptional items explained below.
***

For the year ended 31 March 2018, this mainly relates to past service costs and credits deriving from amendments to the Group’s defined benefit pension plans. For the year ended 31 March 2019 this mainly related to impairment charge and restructuring costs.

****	This includes an impairment of £3,105 million as at 31 March 2019. See “Financial Information for JLR—Internal Controls”.

Revenue

Revenue decreased by £1,572 million to £24,214 million in Fiscal 2019 from £25,786 million in Fiscal 2018, a decrease of 6.1%. This decrease is primarily due to wholesale volumes (excluding the China Joint Venture) decline by 6.9% to 507,895 units primarily as a result of lower sales in China. Also retail sales (including sales from the China Joint Venture) declined by 5.8% to 578,915 units, primarily due to lower sales in China, offset by sales growth in North America and the UK.

Material and other cost of sales

Our material and other cost of sales decreased to £15,670 million in Fiscal 2019 from £16,328 million in Fiscal 2018. This decrease is predominantly attributable to lower wholesale volumes. As a percentage of revenue, material and other cost of sales increased to 64.7% of our revenue in Fiscal 2019, as compared to 63.3% in Fiscal 2018 due to a higher cost base of vehicles sold driven by the model mix.

Change in inventories of finished goods and work in progress: In Fiscal 2019, our inventory of finished goods and work in progress linked to the introduction of new models was equal to £3,486 million. Inventories of finished goods include £484 million, relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase arrangements.

Purchase of products for sale: In Fiscal 2019, we spent £1,181 million on parts and accessories supplied by third parties and used in our finished vehicles and parts, compared to £1,237 million in Fiscal 2018, representing a decrease of 4.5%. This decrease was primarily attributable to the more challenging market environment resulting in lower production and wholesale volumes.

Raw materials and consumables: We consume a number of raw materials in the manufacture of vehicles, including steel, aluminium, copper, precious metals and resins. The cost of raw materials and consumables in Fiscal 2019 was £14,448 million, compared to £15,600 million in Fiscal 2018, representing a decrease of £1,152 million, or 7.4%. The decrease in the total cost of raw materials and consumables was primarily attributable to lower production and wholesale volumes. Raw materials and consumables as a percentage of revenue slightly decreased to 59.7% for Fiscal 2019, as compared to 60.5% for Fiscal 2018.

Employee cost

Our employee cost increased by 3.6% to £2,820 million in Fiscal 2019 from £2,722 million in Fiscal 2018. The increase was primarily attributable to an increase in our manufacturing and engineering headcount. Average employee headcount increased from 41,787 to 44,101, or 5.5%, from 31 March 2018 to 31 March 2019. In Fiscal 2019, the average number of employees on a non-agency basis and agency basis was 38,583 and 5,518, respectively, compared to 34,533 and 7,254 in Fiscal 2018.

Other expenses

Other expenses decreased to £5,567 million in Fiscal 2019 from £5,846 million in Fiscal 2018, primarily reflecting a reduction in expenses related to Project Charge such as decreased fixed marketing expenses.

Exceptional items

The exceptional items recognised in Fiscal 2019 comprise an impairment charge of £3,105 million following an impairment exercise undertaken in accordance with IAS36 and restructuring costs of £149 million relating to a Group restructuring and voluntary redundancy programme announced and carried out during Fiscal 2019. As at 31 December 2018, it was assessed that there were sufficient indications that property, plant and equipment and intangible assets may need to be impaired, due to significant changes in market conditions (especially in China), technology disruptions impacting our industry, the rising cost of debt and the failure to meet internal budgets during prior quarters. The exceptional credit in Fiscal 2018 of £1 million was related to import duties recovered in relation to vehicles damaged in the Tianjin explosion.

Development/Engineering costs capitalised

We capitalise development and engineering costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognised in our income statement and the share of capitalised development and engineering costs and amortisation of capitalised development and engineering costs in Fiscal 2018 and Fiscal 2019:

	Fiscal year ended 31 March
	2018	2019
	(£ in millions)
Total R&D costs	2,016	1,997

Of which expenditure capitalised	1,610	1,576
Capitalisation ratio in %	79.9%	78.9%
Amortisation of expenditure capitalised	942	967
R&D costs charged in income statement	406	421
As % of revenue	1.6%	1.7%

The capitalisation ratio of development and engineering costs depends on the production cycle that individual models pass through in different periods.

Capitalised R&D expenditure decreased to £1,576 million in Fiscal 2019 from £1,610 million in Fiscal 2018, representing a decrease of 2.1%, reflecting initiatives undertaken to reduce total product and other investment spending under Project Charge.

Other income (net)

Our other income decreased to £205 million in Fiscal 2019, compared to £420 million in Fiscal 2018. The decrease is primarily attributable to adverse commodity price changes.

Depreciation and amortisation

Our depreciation and amortisation slightly increased to £2,164 million in Fiscal 2019 from £2,075 million in Fiscal 2018. For more information on our depreciation and amortisation charge, see Notes 17 and 18 to our 2019 consolidated financial statements.

Foreign exchange gain/(loss) and fair value adjustments

We recorded a foreign exchange loss of £59 million in Fiscal 2019, compared to a gain of £29 million in Fiscal 2018, as restated to reflect the retrospective adoption of IFRS 9 from 1 April 2018. Our foreign exchange loss in Fiscal 2019 was primarily attributable to the weakening of the British Pound against the US dollar and the euro to a greater extent in Fiscal 2019, compared to Fiscal 2018. The foreign exchange impact on our results from operations in Fiscal 2019 compared to Fiscal 2018 reflects the following:

•	Unfavourable revaluation of foreign exchange derivatives, not included in Adjusted EBITDA and Adjusted EBIT, of £49 million, compared to favourable revaluation of £85 million in Fiscal 2018.

•

Unfavourable revaluation of foreign currency debt (including fair value adjustments), not included in Adjusted EBITDA and Adjusted EBIT, of £45 million, compared to favourable revaluation of £69 million in Fiscal 2018.

•

Favourable revaluation of current assets and current liabilities denominated in foreign currency, included in Adjusted EBITDA and Adjusted EBIT, of £16 million, compared to unfavourable revaluation of £42 million in Fiscal 2018.

•

Favourable movements on foreign currency derivatives, included in Adjusted EBITDA and Adjusted EBIT but not reclassified to revenue or material cost of sales, of £19 million, compared to unfavourable movements of £83 million in Fiscal 2018.

We engage in currency hedging to manage our exposure to currency effects.

Finance income

Our finance income slightly increased to £35 million in Fiscal 2019 compared to £33 million in Fiscal 2018.

Finance expense

Our finance expense (net) increased to £111 million in Fiscal 2019, as compared to £85 million in Fiscal 2018. This increase was primarily attributable to higher levels of debt partially offset by higher levels of capitalised interest.

Share of profit from equity accounted investments

Our share of gain from equity accounted investments of £3 million in Fiscal 2019 relates primarily to our China Joint Venture, and has decreased compared to a gain of £252 million during Fiscal 2018, primarily due to decreased wholesale volumes of locally produced vehicles by our China Joint Venture (including the Jaguar XE and Jaguar XF). Please see “Sales, Facilities and Distribution Information—China Joint Venture”.

Income tax (expense)/credit

We had an income tax credit of £308 million in Fiscal 2019 resulting from the losses incurred in the year, as compared to an expense of £398 million in Fiscal 2018, as restated to reflect the retrospective adoption of IFRS 9 from 1 April 2018. The effective tax rate was 26.3% in Fiscal 2018.

Profit/(loss) for the period

Our consolidated loss for Fiscal 2019 was £3,321 million, as compared to £1,114 million profit in Fiscal 2018, as restated to reflect the retrospective adoption of IFRS 9 from 1 April 2018, primarily as a result of the impairment charge of £3,105 million recognised in the three months ended 31 December 2018.

Liquidity and Capital Resources

Net cash used in operating activities was £1,064 million in the three months ended 30 June 2020 (down from £85 million in the same period of 2019). For the three months ended 30 June 2020, our free cash flow was negative £1,512 million (an improvement of £0.5 billion as compared to initial expectations) compared to negative £719 million in the same period of 2019, primarily reflecting the net cash used in operating activities and an exceptional £1.1 billion of working capital outflow as a result of the temporary plant shutdowns in 2020 due to the outbreak of COVID-19 (in particular due to the decrease of accounts payable for cars whose production was stopped in the fourth quarter of Fiscal 2020), partially offset by lower total product and other investment spending of £548 million (£795 million in the same period of 2019) due to our cash conservation initiatives.

Total cash and cash equivalents, deposits and investments at 30 June 2020 was £2,748 million (down from £3,664 million as of 30 June 2019), comprising £2,460 million of cash and cash equivalents and £288 million of short-term deposits and other investments. As at 30 June 2020, we also had an undrawn revolving credit facility of £1,935 million, maturing in July 2022, which, combined with total cash of £2,748 million, resulted in total available liquidity of £4,683 million. To improve our liquidity, we raised £647 million of new funding in the first quarter of Fiscal 2021, including the RMB 5 billion (£576 million equivalent as of 30 June 2020) China Revolving Facility, and a £63 million increase in our UK Fleet Financing Facility, with £110 million drawn as of 7 October 2020. The total amount of cash and cash equivalents as at 30 June 2020 included £331 million held in subsidiaries of JLR outside the United Kingdom. The cash in some of these jurisdictions, e.g., South Africa and Brazil, is subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends. However annual dividends are generally permitted and we do not believe that these restrictions have, or are expected to have, any impact on our ability to meet our cash obligations.

We believe that we have sufficient resources available to meet our planned capital requirements. However, our sources of funding could be adversely affected by an economic slowdown or other macroeconomic factors, which are beyond our control. A decrease in the demand for or profitability of our products and services could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner or at all. In addition, there is a significant increase in economic uncertainty due to the impact of COVID-19, which already impacted our results for the three months ended 30 June 2020, and may impact our financial condition and our ability to raise financing in the future.

Our borrowings

The following table shows details of our committed and uncommitted financing arrangements, as well as the amounts outstanding and undrawn, as at 30 June 2020.

Facility	Committed Amount		Maturity	Amount outstanding as at 30 June 2020		Amount undrawn as at 30 June 2020
	(£ in millions)			(£ in millions)		(£ in millions)
Committed
£400 million 5.000% Senior Notes due 2022	n/a		15 February 2022	400		—
£400 million 3.875% Senior Notes due 2023	n/a		1 March 2023	400		—
£300 million 2.750% Senior Notes due 2021	n/a		24 January 2021	300		—
$500 million 5.625% Senior Notes due 2023	n/a		1 February 2023	407	*	—
$500 million 4.500% Senior Notes due 2027	n/a		1 October 2027	407	*	—
€650 million 2.200% Senior Notes due 2024	n/a		15 January 2024	594	**	—
€500 million 5.875% Senior Notes due 2024	n/a		15 November 2024	457	**	—
€500 million 6.875% Senior Notes due 2026	n/a		15 November 2026	457	**	—
€500 million 4.500% Senior Notes due 2026	n/a		15 January 2026	457	**	—
$200 billion Term Loan Facility	163	*	31 October 2022	163	*	—
$800 billion Term Loan Facility	651	*	31 January 2025	651	*	—
UK Fleet Financing Facility	163		31 December 2020	163		—
UKEF & Commercial Loan Facilities	542		15 October 2024	542		—
China Revolving Facility	576	***	8 June 2023	576	***
Other****	33		n/a	33
Revolving Credit Facility	1,935		27 July 2022	—		1,935
Lease obligations	536		n/a	536		—

Subtotal	4,599			6,543		1,935

Capitalised debt issuance costs	—			(31)
Fair value adjustments*****	—			49		—

Total	4,599			6,561		1,935

*	Using an exchange rate on 30 June 2020 of $1.2281 = £1.00.
**	Using an exchange rate on 30 June 2020 of €1.0944 = £1.00.
***

The three year (subject to annual review) RMB 5 billion (£576 million equivalent as at 30 June 2020) working capital loan facility entered into by Jaguar Land Rover (China) Investment Co., our wholly owned Chinese subsidiary, in June 2020 and fully drawn as of 30 June 2020.

****	Primarily includes an advance as part of a sale and leaseback transaction, as well as parts factoring in China.
*****	Fair value adjustments relate to hedging arrangements for the $500 million 4.500% Senior Notes due 2027 and €500 million 4.500% Senior Notes due 2026.

In addition, we have a $700 million invoice discounting committed facility that is not reflected in the table above as it is a non-recourse receivable financing which is not treated as indebtedness. As at 30 June 2020, Jaguar Land Rover Limited (a subsidiary of JLR) had sold £270 million equivalent of receivables under the Invoice Discounting Facility.

Liquidity and cash flows

Our principal sources of cash are cash generated from operations (primarily wholesale volumes of finished vehicles and parts) and external financings, which include the Existing Notes, term financings (including the Term Loan Facility, the UKEF & Commercial Loan Facilities, the UK Fleet Financing Facility, £110 million drawn as of 7 October 2020, and the RMB 5 billion (£576 million equivalent as of 30 June 2020) China Revolving Facility, which is fully drawn) and the Revolving Credit Facility (which remains undrawn since our entry into this agreement in 2015), as well as the Invoice Discounting Facility, which is a non-recourse receivables financing facility, and parts factoring facilities. We use our cash to purchase raw materials and consumables, for maintenance of our plants, equipment and facilities, for capital expenditure on product development, to service or refinance our debt, to meet general operating expenses and for other purposes in the ordinary course of business. The outlook for the remainder of Fiscal 2021 remains uncertain. COVID-19 continues to impact our industry on a global scale but retail sales have been showing initial signs of recovery, in particular in China. Based on current outlook, we believe free cash flow will be positive over the second half of Fiscal 2021, and we aim to achieve sustainable positive cash flow from Fiscal 2022 alongside a reduction in net debt.

Jaguar Land Rover Limited is the main group entity used for financing and borrowing purposes. We have a policy of aggregating and pooling cash balances within that entity on a daily basis. Certain of our subsidiaries and equity method affiliates have contractual and other limitations in respect of their ability to transfer funds to us in the form of cash dividends, loans or advances. We believe that these restrictions have not had, and are not expected to have, any material impact on our ability to meet our cash obligations.

Cash flow data

The Fiscal 2018, Fiscal 2019 and Fiscal 2020 tables below have been extracted from the 2020 consolidated financial statements.

The following table sets out the items from our consolidated statements of cash flow for the fiscal years ended 31 March 2018, 2019 and 2020 and for the three months ended 30 June 2020 compared to the three months ended 30 June 2019.

	Fiscal year ended 31 March			Three months ended 30 June
	2018	2019	2020	2019	2020
	(£ in millions)			(£ in millions)
Net cash (used in)/generated from operating activities	2,958	2,253	2,314	(85)	(1,064)

Net cash (used in)/generated from investing activities	(3,222)	(2,278)	(3,177)	(495)	704

Net cash (used in)/generated from financing activities	53	173	329	(162)	522

Effect of foreign exchange on cash and cash equivalents	(41)	(27)	58	40	27
Net change in cash and cash equivalents	(211)	148	(534)	(742)	162
Cash and cash equivalents at beginning of period	2,878	2,626	2,747	2,747	2,271

Cash and cash equivalents at end of period	2,626	2,747	2,271	2,045	2,460

Three months ended 30 June 2020 compared to three months ended 30 June 2019

Net cash used in operating activities was £1,064 million in the three months ended 30 June 2020 (up from £85 million in the same period of 2019). For the three months ended 30 June 2020, our free cash flow was negative £1,512 million (an improvement of £0.5 billion as compared to initial expectations), compared to negative £719 million free cash flow during the same period of 2019, primarily reflecting lower total product and other investment spending of £548 million as well as £1.1 billion of working capital outflows as a result of the temporary plant shutdowns due to the outbreak of COVID-19 (in particular due to the decrease of accounts payable for cars whose production was stopped in the fourth quarter of Fiscal 2020).

Net cash generated from investing activities was £704 million in the three months ended 30 June 2020 (up from net cash used in investing activities of £495 million in the three months ended 30 June 2019). Total product and other investment spending was £548 million in the three months ended 30 June 2020, down from £795 million in the three months ended 30 June 2019. Of the £548 million in total product and other investment spending, the purchase of property, plant and equipment was £222 million in the three months ended 30 June 2020, down from £301 million in the three months ended 30 June 2019. The decrease in total product and other investment spending related to purchase of property, plant and equipment is primarily due to initiatives to reduce investment through Project Charge and Project Charge+, as well as a reduction in expenditure due to the impact of COVID-19. The remainder of the £548 million of total product and other investment spending was cash paid for intangible assets (primarily R&D) totalling £219 million and £107 million of expensed R&D in the three months ended 30 June 2020, compared to £409 million of cash paid for intangible assets (primarily R&D), £83 million of expensed R&D and £2 million of purchases of other investments in the three months ended 30 June 2019. Our total product and other investment spending primarily relates to the introduction of new products, and the development of new technologies (including, amongst others, electrification, automation and architecture technologies) that enhance our product offerings.

Net cash generated from financing activities in the three months ended 30 June 2020 was £522 million compared to £162 million of net cash used in financing activities in the three months ended 30 June 2019 primarily as a result of the increase in net borrowings. Finance expenses and fees paid net of finance income received were £66 million in the three months ended 30 June 2020 compared to £21 million the three months ended 30 June 2019, primarily reflecting the increased level and cost of borrowing as well as lower cash balances and yields on cash.

Fiscal 2020 compared to Fiscal 2019

Net cash generated from operating activities was £2,314 million in Fiscal 2020 compared to £2,253 million in Fiscal 2019. Free cash flow was negative £702 million in Fiscal 2020 (negative £1,265 million in Fiscal 2019), after £3.3 billion of total product and other investment spending, £366 million of working capital inflows and £152 million paid in taxes. In Fiscal 2020, positive working capital movements of £366 million (positive £405 million in Fiscal 2019) reflecting a £531 million improvement in trade receivables (including £392 million of sold receivables drawn under the Invoice Discounting Facility) and a £147 million improvement in inventory, partially offset by a £548 million deterioration in payables. The remaining £236 million includes a grant received in relation to our manufacturing operations in Slovakia, R&D credits and a reduction in provisions. In Fiscal 2020, we had £591 million net increase in debt primarily reflecting the issuance of the November 2019 Notes and the December 2019 Notes, the drawings under the UKEF & Commercial Loan Facilities and the UK Fleet Discounting Facility.

Net cash used in investing activities was £3,177 million in Fiscal 2020, compared to £2,278 million in Fiscal 2019. In Fiscal 2020, the movement in short-term deposits was negative £351 million compared to positive £1,074 million in Fiscal 2019. In Fiscal 2020, total product and other investment spending was £3,294 million including expensed R&D of £421 million. The purchase of property, plant and equipment accounted for £1,281 million of total product and other investment spending in Fiscal 2020, compared to £1,590 million in Fiscal 2019. The decrease in total product and other investment spending is primarily due to the reductions planned through Project Charge and Project Charge+. The remainder of the £3,294 million total product and other investment spending mentioned above consisted of cash paid for intangible assets, which accounted for £1,511 million in Fiscal 2020, compared to £1,785 million in Fiscal 2019. Our total product and other investment spending primarily relates to the introduction of new products, and the development of new technologies that enhance our product offerings.

Net cash generated from financing activities in Fiscal 2020 was £329 million compared to net cash generated from financing activities of £173 million in Fiscal 2019. Net cash generated from financing activities in Fiscal 2020 reflected the £1.6 billion of new borrowings raised in the year partially offset by the repayment of borrowings and finance expenses and fees. Net finance expenses and fees paid net of finance income received were negative £212 million in Fiscal 2020 as compared to negative £176 million in Fiscal 2019.

Fiscal 2019 compared to Fiscal 2018

Net cash used in operating activities was £2,253 million in Fiscal 2019 compared to £2,958 million in Fiscal 2018. Free cash flow was negative £1,267 million in Fiscal 2019 (negative £1,045 million in Fiscal 2018), after £3,810 million of total product and other investment spending, £405 million of working capital inflows and £227 million paid in taxes. Finance expenses and fees paid net of finance income received were negative £176 million in Fiscal 2019 as compared to negative £125 million in Fiscal 2018. In Fiscal 2019, positive working capital movements of £405 million (positive £81 million in Fiscal 2018) were primarily driven by a £152 million improvement in inventory, reflecting the results deriving from the implementation of Project Charge, including production scheduling, and a £249 million improvement in trade receivables, partially offset by a £419 million decrease in payables. Other favourable movements of £423 million in working capital include £170 million in provisions (primarily warranty) and £253 million movement in other assets and liabilities, including £96 million R&D credits. In Fiscal 2019, we had £613 million net increase in debt primarily reflecting the issuance of the September 2018 Notes, the repayment of the $700 million notes due 2018 and the full utilisation of the $1 billion Term Loan Facility. In addition, there was a £54 million reduction in drawings under an uncommitted invoice discounting facility, which was closed ahead of its expiry in April and replaced with the Invoice Discounting Facility (undrawn as at 31 March 2019).

Net cash used in investing activities was £2,278 million in Fiscal 2019, compared to £3,222 million in Fiscal 2018. In Fiscal 2019, the movement in short-term deposits was £1,074 million compared to a £523 million in Fiscal 2018. In Fiscal 2019, total product and other investment spending was £3,810 million including expensed R&D of £421 million. The purchase of property, plant and equipment accounted for £1,590 million of total product and other investment spending in Fiscal 2019, compared to £2,135 million in Fiscal 2018. The decrease in total product and other investment spending related to purchase of property, plant and equipment was primarily due to the completion of most of our manufacturing facility in Slovakia and other manufacturing facilities in Fiscal 2018. The remainder of the £3,810 million total product and other investment spending mentioned above consisted of cash paid for intangible assets, which accounted for £1,785 million in Fiscal 2019, compared to £1,614 million in Fiscal 2018. Our total product and other investment spending primarily relates to the introduction of new products, and the development of new technologies that enhance our product offerings.

Net cash generated from financing activities in Fiscal 2019 was £173 million compared to net cash generated from financing activities of £53 million in Fiscal 2018. Net cash generated from financing activities in Fiscal 2019 reflected £1,214 million of new debt, including the €500 million senior notes issued in September 2018 and our Term Loan Facility drawn in October 2018, partially offset by the repayment of $700 million in aggregate principal amount of senior notes in December 2018 and a £54 million reduction in drawings under an uncommitted invoice discounting facility as it was wound down ahead of its expiry in April and replaced with the Invoice Discounting Facility, undrawn at 31 March 2019 (compared to a net movement in debt of £373 million in Fiscal 2018 primarily the $500 million senior notes issued in October 2017). Net finance expenses and fees paid net of finance income received were £176 million in Fiscal 2019, higher than the £125 million in Fiscal 2018.

Sources of financing and capital structure

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks and short-and medium-term borrowings from lending institutions and banks. The maturities of these short-and medium-term borrowings are generally matched to particular cash flow requirements. Our main long-term borrowings are the Existing Notes. In addition to the Existing Notes, we also maintain the:

•	£1,935 million unsecured syndicated Revolving Credit Facility;

•	$1.0 billion Term Loan Facility;

•	£625 million UKEF & Commercial Loan Facilities;

•	£163 million UK Fleet Financing Facility;

•	RMB 5 billion (£576 million equivalent as at 30 June 2020) China Revolving Facility; and

•

$700 million Invoice Discounting Facility (non-recourse receivables financing which is not treated as debt and is off-balance sheet), under which, as at 30 June 2020, Jaguar Land Rover Limited (a subsidiary of JLR) had sold £270million equivalent of receivables.

We endeavour to continuously optimise our capital structure, including through opportunistic capital raisings and other liability management transactions from time to time.

Total Product and other investment spending

Purchases of property, plant and equipment in the three months ended 30 June 2020 was £222 million, compared to £301 million in the three months ended 30 June 2019. Total product and other investment spending was £548 million in the three months ended 30 June 2020 of which £441 million was capitalised and £107 million was expensed, compared to total product and other investment spending of £795 million in the three months ended 30 June 2019, of which £712 million was capitalised and £83 million was expensed. Our capital spending programme is primarily focused on R&D activities. In particular, we spend a significant amount on product development and technology development including, but not limited to, CO2 emissions technology, autonomous, connected and electrification technologies and innovative mobility solutions aiming to overcome and address future travel and transport challenges. Additionally, some of our capital spending is allocated to new product launches and expanding our manufacturing capacity to meet customer demand in the premium automotive and SUV segments and comply with regulatory requirements.

Acquisitions and Disposals

On 2 June 2008, TML acquired the Jaguar and Land Rover businesses from Ford. The consideration was £1,279 million, not including £150 million of cash acquired in the business. We have made no material acquisitions or disposals since 2 June 2008. We have made small investments through our InMotion business unit and other investments in mobility such as our $25 million investment in Lyft, Inc. During the first quarter of Fiscal 2021, we sold our shares in Lyft, Inc., for $26.5 million (approximately $34 per share, £22 million equivalent) after charges.

Off-Balance Sheet Arrangements, Contingencies and Commitments

Off-balance sheet arrangements

As at 30 June 2020, Jaguar Land Rover Limited (a subsidiary of JLR) had sold £270 million equivalent of receivables under the Invoice Discounting Facility. In particular, Jaguar Land Rover Limited, as seller, is a party to a syndicated insured multi-currency invoice discounting facility agreement originally dated 26 March 2019 (and amended on 28 May 2020 and 19 June 2020) with a bank as agent and buyer and other financial institutions as buyers (with capacity for further financial institutions to accede as additional buyers) (the agent and the buyers together the “finance parties”). Jaguar Land Rover Holdings Limited is party to the facility agreement as guarantor (together with Jaguar Land Rover Limited, the “obligors”).

The facility is committed (meaning the seller must sell all its eligible receivables, and the buyers must buy them, subject to certain sub-limits) and may be increased at the request of the seller via the introduction of new banks as buyers (subject in certain cases to approval (at their discretion) of all the buyers) up to a maximum facility amount of $1,000 million (as at 7 October 2020 the facility size is $700 million). Eligible receivables may be generated from sales of Jaguar Land Rover vehicles (excluding spare parts) and must be fully insured (as well as comply with other eligibility criteria). The availability of the facility ends approximately two years after the date of the facility agreement and no further receivables may be presented by the seller to the buyers after that date, but already purchased receivables will remain funded. The facility is revolving, and as a sold receivable matures and is paid, an equivalent sum becomes available for re-utilisation by the seller under the facility.

A brief description of the main terms of the Invoice Discounting Facility is included below.

Rates, interest and fees

Discount rate: The discount rate is the per annum interest rate equal to the relevant currency’s funding rate (e.g. LIBOR, EURIBOR, BKBM) (with a zero floor) plus 1.15%.

Default interest: If any sum due by the seller is not paid on its due date, default interest is payable at the per annum interest rate of the rate plus 1%.

Fees: The following fees are payable to one or more of the finance parties under the facility: an annual agency fee to the agent; a fee payable upon exercise of the accordion option; and an unused fee which is the product of (a) the product of 0.5% and the number of calendar days in the two prior collection periods divided by 360, and (b) the difference between the total available commitment for participations under the facility and the average aggregate amount of the receivables purchased under the facility for the prior two relevant purchase periods. Any arrangement and other fees already paid are not covered in this summary.

Recourse

On payment by the buyers of the purchase price for a receivable (the purchase price being the net present value of the receivable calculated using the relevant discount rate), all rights relating to that receivable (including the benefit of any credit insurance) is assigned by way of sale to the agent by the seller. Notices of assignment are given to the debtors.

If it transpires that (a) any of the particular conditions precedent specified in the facility agreement to the sale of a receivable were not satisfied, (b) any of the eligibility criteria set out in the facility agreement in relation to a receivable sold under the facility agreement were not met at the time of the relevant sale, or (c) there was a breach of representation, warranty or covenant in relation to a sold receivable, (an “affected receivable”), the agent can, if the seller is not able to remedy the breach giving rise to the repurchase event, compel the seller to repurchase the affected receivable within five business days. The repurchase price is the face value of the affected receivable together with the reasonable costs and expenses of the agent in connection with such repurchase. The seller may request to buy back any receivable which is the subject of a commercial dispute (as defined) which is at the discretion of the majority buyers.

Representations

Each obligor makes various representations on the date of the facility agreement and at various regular points thereafter, such as: status; binding obligations; non conflict with other obligations; power and authority; validity and admissibility of evidence; governing law and enforcement; deduction of tax; no filing or stamp taxes; no default; no misleading information; financial statements; pari passu ranking; no proceedings pending or threatened; sanctions, anti-corruption, bribery. There are various representations made by the seller in relation to each purchased receivable at the time it is presented for purchase by the seller: that the seller holds legal and beneficial title and the receivable is presented free from any restrictions on assignability, transfer or set off rights; it is free from any security interests at the time of sale; information given in relation to that purchased receivable is accurate in all material respects; that it is eligible for sale in accordance with the terms of the facility agreement; all corporate actions necessary in order to present the receivable have been taken; and that the presented receivables have not previously been assigned to any other person. Where appropriate, the terms of the representations align with the corresponding terms in JLR’s revolving credit facility.

Covenants

There are various positive and negative covenants with which the seller must comply, including: provision of annual audited Group accounts; the seller’s annual audited accounts and the Group’s unaudited quarterly accounts; provision of documents sent to creditors generally, details of material litigation, and such financial and business information as the finance parties may request; notification of default. There are various positive and negative covenants with which the obligors must comply, including: compliance with authorisations; compliance with laws; restriction on mergers; change of the business; maintaining insurances. There are various positive and negative covenants with which the obligors must comply (and ensure that their subsidiaries must comply), including: compliance with laws on sanctions, anti-corruption, bribery and money laundering. There are various positive and negative covenants with which the seller must comply in relation to the receivables, including: a wide indemnity for losses suffered by the buyer in certain circumstances (such as misrepresentation, non-payment by the seller; noncompliance with insurance; non-payment of taxes or an event of default occurs); not to amend standard payment terms; provision of certain additional information in relation to purchased receivables; refraining from taking action that would prejudice any finance party’s rights under or in respect of purchased receivables; take reasonable steps to ensure the validity of any purchased receivable and any assignment thereof under the facility agreement; not to encumber purchased receivables; pay stamp and other documentation taxes arising under the facility agreement; provide reasonable assistance to the agent in conducting due diligence on debtors; maintain adequate records systems; in relation to particular categories of receivables, not to enter those receivables into securitisation, factoring or invoice discounting arrangements. Where appropriate, the terms of the covenants align with the corresponding terms in JLR’s revolving credit facility.

Termination events

The facility agreement sets out various termination events the occurrence of which allows the banks to cancel the facility commitment meaning that from the point of termination no further invoices will be purchased, but previously purchased receivables will be unaffected. Such termination events include (subject in certain cases to grace periods, thresholds and other qualifications): non-payment by the seller; failure to deliver certain critical reporting information; failure to offer any receivables for sale under the facility agreement for three consecutive offer periods; breach of other obligations; misrepresentation; cross acceleration; insolvency; insolvency proceedings; creditors’ process; unlawfulness of obligations or agreements; repudiation by any obligor or insurer of the facility agreement or insurance policy; failure to comply with servicing obligations under the facility agreement; change in ownership of obligors (save as a permitted group reorganisation (as defined)); material adverse effect on validity, legality or enforceability of any facility documents; and a final judgment which can no longer be appealed is rendered against an obligor not covered by insurance and above a specified threshold; the occurrence of certain trigger events in relation to the portfolio of purchased receivables including overall default ratios, maximum average days sales outstanding threshold and maximum average dilution ratios (“dilutions” being a defined concept, as explained further in the following paragraph).

Credit support agreement

The seller entered into a credit support agreement with the finance parties on 19 June 2020 in which the seller agrees to provide the finance parties with cash cover in certain circumstances. The cash cover can be between zero and $70 million depending on the amount of dilutions (being a reduction in the value of sold receivables due to things such as credit notes issued by Jaguar Land Rover Limited, rebates, discounts, set-off by buyers, and commercial disputes) based on a rolling three month average. As at 30 June 2020, the amount of cash cover was $25 million. No security is granted to the finance parties and the cash cover is a debt arrangement meaning the monies will be returned according to the level of dilutions, or at the end of the facility but in the meantime the finance parties may, following a termination event, set-off against the cash cover any sums due by the buyer to the finance parties under the main facility agreement.

Governing law

The facility agreement is governed by English law.

Contingencies

In the normal course of our business, we face claims and assertions by various parties. We assess such claims and assertions and monitor the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. We record a liability for any claims where a potential loss is probable and capable of being estimated and disclose such matters in our financial statements, if material. Where potential losses are considered possible, but not probable, we provide disclosure in our financial statements, if material, but we do not record a liability in our accounts unless the loss becomes probable.

There are various claims against us, the majority of which pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by us or our dealers. We believe that none of these contingencies, either individually or in aggregate, would have a material adverse effect on our financial condition, results of operations or cash flow.

Commitments

We have entered into various contracts with suppliers and contractors for the acquisition of plant and machinery, equipment, various civil contracts of a capital nature and acquisition of intangible assets aggregating £1,333 million as at 30 June 2020.

Dividend Policy

As previously announced, we adopted a dividend policy targeting an annual dividend payout rate to our shareholder of 25% of our profit after tax. Such target dividend payout each year is subject to liquidity, tax, legal and other relevant considerations by our Board.

We may pay dividends to our shareholder, subject to liquidity, tax, legal and other relevant considerations including, but not limited to, compliance with covenants in our financing agreements restricting such payments (including covenants in the indentures governing certain of the Existing Notes and in the UKEF & Commercial Loan Facilities). In Fiscal 2018 we paid a dividend of £150 million to TMLH. In May 2018, the directors proposed a dividend of £225 million to TMLH, which was paid in June 2018. The Board proposed not to pay any dividend for the year ended 31 March 2019 and for the year ended 31 March 2020.

Product Development Costs Capitalisation Policy

Significant disruptions in the automotive industry necessitated a review and modification of our product development costs capitalisation policy. In the future, we intend to capitalise approximately 70%, which we will achieve gradually over time, of our product development costs compared to a capitalisation ratio of approximately 85% of our product development costs previously. We do not expect this adjustment to our capitalisation policy to have any impact on our cash flow. The new capitalisation policy became effective on 1 April 2018.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to financial risks as a result of the environment in which we operate. The main exposures are to currency risk on overseas sales and costs and commodity price risk on raw materials. Our Board has approved a hedging policy covering these risks and has appointed a financial risk committee to implement hedging at a tactical level. Where it is not possible to mitigate the impact of financial risks by switching supplier locations or using fixed price contracts, the policy allows for the use of forwards, purchased options, collars and commodity swaps to hedge the exposures.

Market risk

Market risk is the risk of any loss in future earnings, in realisable fair values or in future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, foreign currency exchange rates, commodity prices, liquidity and other market changes. Future specific market movements cannot be normally predicted with reasonable accuracy.

Commodity price risk

Our production costs are sensitive to the price of commodities used in manufacturing some of our automobile components. We are exposed to fluctuations in raw material prices, primarily aluminium, copper, platinum and palladium, and have developed a hedging strategy to manage this risk through fixed-price contracts with suppliers and derivatives with banks. The revaluation of derivative hedge instruments is reported through the income statement.

Foreign currency exchange rate risk

The fluctuation in foreign currency exchange rates may potentially affect our consolidated income statement, equity and debt where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which we operate, our operations are subject to currency risk on overseas sales and costs. The risks primarily relate to fluctuations in the US dollar, euro and Chinese yuan against the British pound. We use forward contracts and options primarily to hedge foreign exchange exposure. Further, any weakening of the British pound against major foreign currencies may have an adverse effect on our cost of borrowing and the cost of imports reported, which consequently may increase the cost of financing our capital expenditures. This also may impact the earnings of our international businesses. We evaluate the impact of foreign exchange rate fluctuations by assessing our exposure to exchange rate risks.

The following table presents information relating to foreign currency exposure (other than risk arising from derivatives) as at 31 March 2020:

	US dollar		Chinese yuan	Euro		Others	Total
	(£ in millions)
Financial assets	1,785		484	1,205		409	3,883
Financial liabilities	(2,791	)(1)	(523)	(4,312	)(2)	(412)	(8,038)

Net exposure (liability)/asset	(1,006)		(39)	(3,107)		(3)	(4,155)

(1)	Includes primarily the October 2017 Notes, the January 2013 Notes and the Term Loan Facility.
(2)	Includes the January 2017 Euro Notes, the September 2018 Notes the November 2019 Notes and the December 2019 Notes.

For a sensitivity analysis of our foreign currency exposure, please see Note 35(B) of our 2020 consolidated financial statements.

Interest rate risk

We are subject to variable interest rates on some of our interest-bearing liabilities. Our interest rate exposure is mainly related to debt obligations.

As at 31 March 2020, short-term borrowings of £225 million (compared to £114 million as at 31 March 2019) and long-term borrowings of £1,260 million (compared to £768 as at 31 March 2019) were subject to a variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £15 million (compared to £9 million as at 31 March 2019) in the consolidated income statement and £nil (£nil as at 31 March 2019) in other comprehensive income.

Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses the direct risk of default, the risk of deterioration of creditworthiness and concentration risks. Financial instruments that are subject to concentrations of credit risk principally consist of investments classified as loans and receivables, trade receivables, loans and advances, derivative financial instruments and financial guarantees issued for equity-accounted entities.

The carrying amount of financial assets represents the maximum credit exposure. As at 31 March 2020, our maximum exposure to credit risk was £5,137 million, being the total of the carrying amount of cash and cash equivalents, short-term deposits and other investments, trade receivables and other financial assets.

The table below provides details regarding the financial assets that are not yet due, past due or past due and impaired, including estimated interest payments as at 31 March 2020:

	Gross	Impairment
	(£ in millions)
Not yet due	675	2
Overdue <3 months	141	1
Overdue >3 <6 months	10	1
Overdue >6 months	18	7

Total	844	11

Derivative financial instruments and risk management

We enter into foreign currency forward contracts and options with a counterparty (who is generally a bank) in order to manage our exposure to fluctuations in foreign exchange rates and commodity swaps to manage our principal commodity exposures. We have also entered into cross currency interest rate swaps to convert some of our fixed rate foreign currency debts to floating rate British pound debt. Recently, the British pound has depreciated significantly, which has led to negative mark-to-market movements and affected our reserves. These financial exposures are managed in accordance with our risk management policies and procedures.

Our net liabilities have slightly decreased by £4 million from £380 million as at 31 March 2020 to £376 million as at 30 June 2020.

Specific transactional risks include liquidity and pricing risks, interest rate and exchange rates fluctuation risks, volatility risks, counterparty risks, commodity price risks, settlement risks and gearing risks.

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenue and expenses for the years presented. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the year in which the estimate is revised and future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the 2020 consolidated financial statements are included in the following notes:

(i)	Note 3—Alternative Performance Measures

(ii)	Note 5—Revenue

(iii)	Note 14—Taxation

(iv)	Note 17—Property, plant and equipment

(v)	Note 18—Intangible assets

(vi)	Note 20—Deferred tax assets and liabilities

(vii)	Note 27—Provisions

(viii)	Note 32—Employee benefits

(ix)	Note 35—Financial instruments

Revenue recognition

Accounting policies for Fiscal 2018, Fiscal 2019 and Fiscal 2020

The IFRS 15 standard (Revenue from Contracts with Customers) was adopted on 1 April 2018. The new standard replaces the requirements under IAS 18 Revenue and IAS 11 Construction Contracts, as well as the related interpretations. In accordance with the transitional provisions of the standard, we applied IFRS 15 on the modified retrospective basis and recognised the cumulative effect of applying the new standard at the date of application with no restatement of the comparative periods, which remain under the previously existing accounting principles.

Revenue comprises the consideration earned by us in respect of the output of its ordinary activities. It is measured based on the consideration specified in the contract with the customer and excludes amounts collected on behalf of third parties, and net of settlement discounts, bonuses, rebates and sales incentives. We consider its primary customers from the sale of vehicles, parts and accessories (its primary revenue-generating streams) are generally retailers, fleet and corporate customers, and other third-party distributors. We recognise revenue when it transfers control of a good or service to a customer, thus evidencing the satisfaction of the associated performance obligation under that contract. Under IAS 18, this was determined by reviewing when the risks and rewards of ownership had been transferred to the customer. In addition, the amount of revenue had to be reliably measurable with it being probable that future economic benefits will flow to us.

We operate with a single automotive reporting segment, principally generating revenue from the sales of vehicles, parts and accessories.

The sale of vehicles also can include additional services provided to the customer at the point of sale, for which the individual vehicle and services are accounted for as separate performance obligations, as they are considered separately identifiable. The contract transaction price is allocated among the identified performance obligations based on their stand-alone selling prices. Where the stand-alone selling price is not readily available and observable, it is estimated using an appropriate alternative approach.

Revenue as reported in the consolidated income statement is presented net of the impact of realised foreign exchange derivatives hedging revenue exposures.

IFRS 17 was published on 18 May 2017 and replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. For fixed-fee service contracts whose primary purpose is the provision of services, such as roadside assistance, entities have an accounting policy choice to account for them in accordance with either IFRS 17 or IFRS 15. The standard applies to annual periods beginning on or after 1 January 2023.

Income Taxes

Income tax expense comprises current and deferred taxes. Income tax expense is recognised in the consolidated income statement, except when related to items that are recognised outside of profit or loss (whether in other comprehensive income or directly in equity), or where related to the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination. Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions.

Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilised.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, and on the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle our current tax assets and liabilities on a net basis.

Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation and accumulated impairment, if any. Land is not depreciated.

Cost includes purchase price, non-recoverable taxes and duties, labour cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use.

Interest cost incurred for constructed assets is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.

Depreciation is charged on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Estimated useful life (years)
Buildings	20 to 40
Plant, equipment and leased assets	3 to 30
Vehicles	3 to 10
Computers	3 to 6
Fixtures and fittings	3 to 20

The depreciation for property, plant and equipment with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Freehold land is measured at cost and is not depreciated. Heritage assets are not depreciated as they are considered to have a residual value in excess of cost. Residual values are re-assessed on an annual basis.

Depreciation is not recorded on assets under construction until construction and installation are complete and the asset is ready for its intended use. Assets under construction include capital advances. Depreciation is not recorded on heritage assets as we consider their residual value to approximate their cost.

Intangible assets

Acquired intangible assets

Intangible assets purchased, including those acquired in a business combination, are measured at acquisition cost, which is the fair value on the date of acquisition where applicable less accumulated amortisation and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.

For intangible assets with definite lives, amortisation is provided on a straight-line basis over estimated useful lives of the intangible assets as per the estimated amortisation periods below.

Estimated amortisation period (years)
Software	2 to 8
Patents and technological know how	2 to 12
Customer related—Dealer network	20
Intellectual property rights and other intangibles	3 to indefinite

The amortisation year for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates.

Capital work-in-progress includes capital advances. Customer-related intangibles acquired in a business combination consist of dealer networks. Intellectual property rights and other intangibles consist of brand names, which are considered to have indefinite lives due to the longevity of the brands.

Internally generated intangible assets

Research costs are charged to the consolidated income statement in the year in which they are incurred.

Product development and engineering costs incurred on new vehicle platforms, engines, transmission and new products are recognised as intangible assets, when feasibility has been established, we have committed technical, financial and other resources to complete the development and it is probable that asset will generate probable future economic benefits. The costs capitalised include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use. Interest cost incurred is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset. Product development and engineering cost is amortised over the life of the related product being a period of between two and 10 years. Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment loss, if any. Amortisation is not recorded on product development and engineering until development is complete.

Impairment

Property, plant and equipment and other intangible assets: At each balance sheet date, we assess whether there is any indication that any property, plant and equipment and intangible assets with finite lives may be impaired. If any such impairment indicator exists, the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, or earlier, if there is an indication that the asset may be impaired.

The estimated recoverable amount is the higher of value in use and fair value less costs disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the consolidated income statement.

An annual impairment review of the carrying value of heritage assets is performed as the assets are held at cost and not depreciated and any impairment in the carrying value is recognised immediately in the consolidated income statement.

Equity accounted investments: joint ventures and associates: The requirements of IAS 36 Impairment of Assets are applied to determine whether it is necessary to recognise any impairment loss with respect to our investment in an associate or joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (the higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Provisions

A provision is recognised if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Employee benefits

Pension schemes: We operate several defined benefit pension plans; the UK defined benefit schemes were previously contracted out of the second state pension scheme until 5 April 2016. The assets of the plans are generally held in separate trustee administered funds. The plans provide for a monthly pension after retirement based on salary and service as set out in the rules of each scheme.

Contributions to the plans by us take into consideration the results of actuarial valuations.

The UK defined benefit plans were closed to new joiners in April 2010.

For defined benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial revaluations being carried out at the end of each reporting period.

Defined benefit costs are split into four categories:

•	Current service cost, past service cost, and gains and losses on curtailments and settlements;

•	Net interest cost;

•	Administrative expenses; and

•	Remeasurement.

Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on plan assets (excluding interest) is recognised immediately in the consolidated balance sheet with a charge or credit to the consolidated statement of comprehensive income in the period in which they occur. Remeasurement recorded in the statement of comprehensive income is not recycled.

Past service cost, including curtailment gains and losses, is generally recognised in profit or loss in the period of scheme amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability.

We present these defined benefit costs within “Employee costs” in the consolidated income statement. Separate defined contribution plans are available to all our other employees. Costs in respect of these schemes are charged to the consolidated income statement as incurred.

Post-retirement Medicare scheme: Under these unfunded schemes, employees of some of our subsidiaries receive medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from us as part of an early separation scheme, on medical grounds or due to permanent disablement, are also covered under the scheme. The applicable subsidiaries account for the liability for the post-retirement medical scheme based on an annual actuarial valuation, where appropriate.

Actuarial gains and losses: Actuarial gains and losses relating to retirement benefit plans are recognised in the consolidated statement of comprehensive income in the year in which they arise.

Measurement date: The measurement date of all retirement plans is 31 March.

Amendments to IAS 19 Employee Benefits were announced to clarify the accounting for plan amendments, curtailments and settlements and are effective for accounting periods commencing on or after 1 January 2019. If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement. In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling.

We continue to evaluate the impact of adopting the amendments.

Financial instruments

Accounting policies for Fiscal 2019 and Fiscal 2020

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are recognised on the balance sheet when we become a party to the contractual provisions of the instrument.

We derecognise a financial asset only when the contractual rights to the cash flows from the asset expires or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the we neither transfer nor retain substantially all the risks and rewards of ownership and continue to control the transferred asset, we recognise our retained interest in the asset and an associated liability for amounts we may have to pay. If we retain substantially all the risks and rewards of ownership of a transferred financial asset, we continue to recognise the financial asset and also recognise a collateralised borrowing for the proceeds received. Any gain or loss arising on derecognition is recognised in profit or loss. When a financial instrument is derecognised, the cumulative gain or loss in equity (if any) is transferred to the consolidated income statement unless it was an equity instrument electively held at fair value through other comprehensive income. In this case, any cumulative gain or loss in equity is transferred to retained earnings.

Financial assets are written off when there is no reasonable expectation of recovery. We review the facts and circumstances around each asset before making a determination. Financial assets that are written off could still be subject to enforcement activities.

Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or has expired.

Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognised in determining the carrying amount, if it is not classified as at fair value through profit or loss. Transaction costs of financial instruments carried at fair value through profit or loss are expensed in profit or loss.

Subsequently, financial instruments are measured according to the category in which they are classified.

Under IFRS 9 (applied from 1 April 2018), categorisation is based on the business model in which the instruments are held as well as the characteristics of their contractual cash flows. The business model is based on management’s intentions and past pattern of transactions. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest. We reclassify financial assets when, and only when, our business model for managing those assets changes.

Financial assets are classified into three categories:

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Financial assets at amortised cost are non-derivative financial assets with contractual cash flows that consist solely of payments of principal and interest and which are held with the intention of collecting those contractual cash flows. Subsequently, these are measured at amortised cost using the effective interest method less impairment losses, if any. These include cash and cash equivalents, contract assets, finance receivables and other financial assets.

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Financial assets at fair value through other comprehensive income are non-derivative financial assets with contractual cash flows that consist solely of payments of principal and interest and which are held with the intention of collecting those contractual cash flows as well as to sell the financial asset. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in other comprehensive income apart from any expected credit losses or foreign exchange gains or losses, which are recognised in profit or loss. This category can also include financial assets that are equity instruments which have been irrevocably designated at initial recognition as fair value through other comprehensive income. For these assets, there is no expected credit loss recognised in profit or loss.

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Financial assets at fair value through profit or loss are financial assets with contractual cash flows that do not consist solely of payments of principal and interest. This category includes derivatives, embedded derivatives separated from the host contract, or investments in certain convertible loan notes. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in profit or loss, with the exception of derivative instruments designated in a hedging relationship, for which hedge accounting is applied.

Financial liabilities are classified as subsequently measured at amortised cost unless they meet the specific criteria to be recognised at fair value through profit or loss.

Other financial liabilities are measured at amortised cost using the effective interest method.

Financial liabilities at fair value through profit or loss includes derivatives, embedded derivatives separated from the host contract as well as financial liabilities held for trading. Subsequent to initial recognition, these are measured at fair value with gains or losses being recognised in profit or loss. Embedded derivatives relating to prepayment options on senior notes are not considered as closely related and are separately accounted unless the exercise price of these options is approximately equal on each exercise date to either the amortised cost of the senior notes or the present value of the lost interest for the remaining term of the senior notes.

Under IFRS 9, we recognise a loss allowance in profit or loss for expected credit losses on financial assets held at amortised cost or at fair value through other comprehensive income. Expected credit losses are forward looking and are measured in a way that is unbiased and represents a probability-weighted amount, takes into account the time value of money (values are discounted using the applicable effective interest rate) and uses reasonable and supportable information.

Lifetime expected credit losses are calculated for assets that were deemed credit impaired at initial recognition or have subsequently become credit impaired as well as those were credit risk has increased significantly since initial recognition.

We adopt the simplified approach permitted in IFRS 9 to apply lifetime expected credit losses to trade receivables and contract assets, thereby eliminating the need to assess changes in credit risk for those assets. Where credit risk is deemed low at the reporting date or to have not increased significantly, credit losses for the next twelve months are calculated.

Credit risk has increased significantly when the probability of default has increased significantly. Such increases are relative and assessment may include external ratings (where available) or other information such as past due payments. Historic data and forward-looking information are both considered. Objective evidence for a significant increase in credit risk includes where payment is overdue by ninety or more days as well as other information about significant financial difficulties of the borrower.

An equity instrument is any contract that evidences residual interests in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.

Investments in equity instruments are measured at fair value, however, where a quoted market price in an active market is not available, equity instruments are measured at cost. For investments in equity instruments that are not held for trading, we have not elected to account for the investment at fair value through other comprehensive income.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or liability, we take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Subsequent to initial recognition, we determine the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include the discounted cash flow method and other valuation models.

Hedge accounting

We use foreign currency forward contracts, foreign currency options and borrowings denominated in foreign currency to hedge our risks associated with foreign currency fluctuations relating to highly probable forecast transactions. We designate these foreign currency forward contracts, foreign currency options and borrowing denominated in foreign currency in a cash flow hedging relationship by applying hedge accounting principles under IFRS 9.

We use cross-currency interest rate swaps to convert some of its issued debt from foreign denominated fixed rate debt to GBP floating rate debt. Hedge accounting is applied using both fair value and cash flow hedging relationships. The designated risks are foreign currency and interest rate risks.

These derivative contracts are stated at fair value on the consolidated balance sheet at each reporting date.

At inception of the hedge relationship, we document the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The we document our risk management objective and strategy for undertaking its hedging transactions.

We designate only the intrinsic value of foreign exchange options in the hedging relationship. We designate amounts excluding foreign currency basis spread in the hedging relationship for both foreign exchange forward contracts and cross-currency interest rate swaps.

Changes in the fair value of the derivative contracts that are designated and effective as hedges of future cash flows are recognised in the cash flow hedge reserve within other comprehensive income (net of tax), and any ineffective portion is recognised immediately in the consolidated income statement.

Changes in both the time value of foreign exchange options and foreign currency basis spread of foreign exchange forwards and cross-currency interest rate swaps are recognised in other comprehensive income in the cost of hedging reserve to the extent that they relate to the hedged item (the “aligned” value).

Changes in the fair value of contracts that are designated in a fair value hedge are taken to the consolidated income statement. They offset the change in fair value, attributable to the hedged risks, of the borrowings designated as the hedged item.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. Amounts accumulated in equity are reclassified to the consolidated income statement in the periods in which the forecast transactions affect profit or loss or as an adjustment to a non-financial item (e.g. inventory) when that item is recognised on the balance sheet. These deferred amounts are ultimately recognised in profit or loss as the hedged item affects profit or loss (for example through cost of sales).

If the forecast transaction is no longer expected to occur, the net cumulative gain or loss in equity, including deferred costs of hedging, is immediately transferred and recognised in the consolidated income statement.

Accounting policies applied until 31 March 2018

We have applied IFRS 9 from 1 April 2018. We have noted that there is no material impact on the financial statements for the classification and measurement of financial instruments. As a result, the comparative information provided as at and for the year ended 31 March 2018 continues to be accounted for in accordance with our previous accounting policy for classification and measurement of financial instruments.

IFRS 16

IFRS 16 (Leases) is effective from the year beginning 1 April 2019. This standard replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC 15 Operating Leases—Incentives and SIC 27 Evaluating the Substance of the Transactions Involving the Legal Form of a Lease interpretations. Under IFRS 16, lessee accounting is based on a single model, resulting from the elimination of the distinction between operating and finance leases. All leases will be recognised on the balance sheet with a right-of-use asset capitalised and depreciated over the estimated lease term together with a corresponding liability that will reduce over the same period with an appropriate interest charge recognised. The impact of the first-time application of IFRS 16 as at 1 April 2019 is the recognition of right-of-use assets of £548 million and lease liabilities of £499 million. As at the date of initial application, there is a £23 million reduction in net assets (net of tax).

We have elected to apply the exemptions for leases with a lease term of 12 months or less (short-term leases) and for leases for which the underlying asset is of low value. The lease payments associated with those leases are recognised as an expense on a straight-line basis over the lease term or using another systematic basis.

We are applying the modified retrospective approach on transition under which the comparative financial statements will not be restated. The cumulative impact of the first-time application of IFRS 16 is recognised as an adjustment to opening equity at 1 April 2019.

We have elected to use the following practical expedients permitted by the IFRS 16 standard:

•	on initial application, IFRS 16 has only been applied to contracts that were previously classified as leases under IFRIC 4;

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regardless of the original lease term, lease arrangements with a remaining duration of less than 12 months will continue to be expensed to the income statement on a straight line basis over the lease term;

•	short-term and low value leases will be exempt;

•	the lease term has been determined with the use of hindsight where the contract contains options to extend or terminate the lease;

•	the discount rate applied as at transition date is the incremental borrowing rate corresponding to the remaining lease term;

•	the measurement of a right-of-use asset excludes the initial direct costs at the date of initial application.

IV.    Sales, Facilities and Distribution Information

Jaguar designs, develops and manufactures a range of premium saloons and SUV’s recognised for their design, performance and quality. Jaguar’s range of products comprises the Jaguar E-PACE compact SUV, the Jaguar F-PACE luxury performance SUV, the Jaguar F-TYPE two-seater sports car coupé and convertible, the all-electric Jaguar I-PACE, the Jaguar XE sports saloon (including the Jaguar XEL for the Chinese market), the Jaguar XF (including the Jaguar XFL for the Chinese market), and the Jaguar XF Sportbrake.

For retail and wholesale unit sales by vehicle model, please see “—Product Sales Performance—Sales Performance by Vehicle Model”.

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Jaguar E-PACE: The Jaguar E-PACE, revealed to the public in June 2017, is built in Graz, Austria by our manufacturing partnership with Magna Steyr and went on general retail sale in certain markets in November 2017. The Jaguar E-PACE is based on the same underlying architecture as the Land Rover Discovery Sport. We have also commenced production of the Jaguar E-PACE at our China Joint Venture for the Chinese market, and sales commenced in August 2018.

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Jaguar F-PACE: The Jaguar F-PACE, launched in September 2015, went on general retail sale in April 2016. The Jaguar F-PACE is built on the same lightweight aluminium-intensive architecture as the Jaguar XE and the Jaguar XF. In 2019, the Jaguar F-PACE SVR joined the Jaguar F-PACE line-up featuring bespoke suspension, aerodynamic enhancements and new lightweight 21 and 22-inch alloy wheels to accommodate uprated brakes. In September 2020, we launched a refreshed Jaguar F-PACE with exterior updates, all-new interior, improved infotainment and the choice of in-line four-cylinder and six-cylinder engines including plug-in hybrid electric and mild hybrid electric technology.

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Jaguar F-TYPE: The Jaguar F-TYPE represents a return to the company’s original designs and is available as two-seater sports car coupé and convertible and has an all-aluminium structure. We began selling the Jaguar F-TYPE convertible and Jaguar F-TYPE coupé in April 2013 and April 2014, respectively, and all-wheel drive and manual transmission derivatives were introduced at the Los Angeles Motor Show in November 2014. In December 2019 we launched a refreshed Jaguar F-TYPE with exterior and interior updates, including improved infotainment.

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All-electric Jaguar I-PACE: The all-electric Jaguar I-PACE, our first all-electric vehicle, was unveiled at the 2016 Los Angeles Motor Show and went on sale in June 2018. The Jaguar I-PACE is a five seater sports car powered by a 90kWh battery, providing an estimated range of 500km (NEDC cycle) and rapid charging in two hours, and twin electric motors delivering all-wheel drive performance, accelerating to 60 mph in around four seconds. The Jaguar I-PACE is currently being built in Graz, Austria by our manufacturing partnership with Magna Steyr. The all-electric Jaguar I-PACE won several awards in 2019 including four World Car of the Year Awards (i.e., World Green Car of the Year, World Car Design of the Year, World Car of the Year and Best SUV).

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Jaguar XE: In September 2014, we launched the all-new mid-size premium sports sedan, the Jaguar XE which went on general retail sale in May 2015. In Fiscal 2018, production of the Jaguar XEL for the Chinese market commenced with sales starting in December 2017. The Jaguar XE was the first Jaguar Land Rover product to be built on the new aluminium-intensive architecture. The new and refreshed Jaguar XE launched in February 2019 presenting an enhanced look with advanced all-LED headlights and tail lights, all-new interior and new technologies from all-electric Jaguar I-PACE (including self-learning smart settings) and touch pro duo infotainment system.

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Jaguar XF: The Jaguar XF, launched in 2008, is a premium executive car that merges sports car styling with the sophistication of a luxury saloon and, in 2011, a major restyling of the exterior was completed, whilst the Jaguar XF Sportbrake joined the model line-up in 2012. The current lightweight Jaguar XF, which utilises the same aluminium-intensive technology as the XE, made its debut at the New York Motor Show in April 2015 and retail sales began in September 2015. The Jaguar XFL was launched by our China Joint Venture in Fiscal 2017 and the new Jaguar XF Sportbrake was launched in Fiscal 2018.

Land Rover designs, develops and manufactures premium all-terrain vehicles that aim to differentiate themselves from the competition by their capability, design, durability, versatility, luxury and refinement. Land Rover’s range of products comprises the Land Rover Discovery, the refreshed Land Rover Discovery Sport (launched in June 2019), the refreshed Range Rover and the refreshed Range Rover Sport, the all-new Range Rover Evoque, the Range Rover Velar and the all-new Land Rover Defender.

For retail and wholesale unit sales by vehicle model, please see “—Product Sales Performance—Sales Performance by Vehicle Model”.

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Land Rover Discovery: The Land Rover Discovery 5 was revealed to the public in September 2016. This fifth-generation Land Rover Discovery benefits from Land Rover’s light full-size SUV architecture also utilised on the refreshed Range Rover and Range Rover Sport, and retains 7 seat flexibility. The Land Rover Discovery incorporates a range of innovative technological features, notably the world’s first Intelligent Seat Fold technology, allowing customers to reconfigure the second and third-row seats with minimal effort using controls at the rear of the vehicle. Our manufacturing plant in the city of Nitra in western Slovakia has been producing the Land Rover Discovery since October 2018.

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Refreshed Land Rover Discovery Sport: The original Land Rover Discovery Sport was digitally revealed at Spaceport America in New Mexico on 3 September 2014 and was shown at the Paris Motor Show in October 2014. It is the first member of the new Land Rover Discovery family featuring 5+2 seating in a footprint no larger than existing 5-seat premium SUVs and went on sale in February 2015. Local production by our China Joint Venture of the Land Rover Discovery Sport for the Chinese market started in September 2015 and went on sale in November 2015. We revealed the refreshed Land Rover Discovery Sport in May 2019 with enhanced exterior and interior design features including the latest generation of “InControl Touch Pro” infotainment system as well as mild hybrid and plug-in hybrid electric options.

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Range Rover: The Range Rover is the flagship product under the Land Rover brand with a unique blend of British luxury, classic design, high-quality interiors and outstanding all-terrain ability. The aluminium-intensive Range Rover was launched in the third quarter of Fiscal 2013 and was the world’s first SUV with a lightweight aluminium body, resulting in enhanced performance and handling on all-terrains, which also led to significant advances in environmental performance compared to previous models. A plug-in hybrid variant went on sale in Fiscal 2018.

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All-new Range Rover Evoque: The all-new Range Rover Evoque was revealed in November 2018 (including mild hybrid with plug-in hybrid versions announced) and went on sale in the fourth quarter of Fiscal 2019. Launched in 2011, the original Range Rover Evoque is the smallest and lightest Range Rover to date, and, depending on the market, in both front-wheel drive and all-wheel drive configurations. Local production by our China Joint Venture of the Range Rover Evoque for the Chinese market started at the end of 2014 and the Range Rover Evoque went on sale in February 2015.

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Range Rover Sport: The Range Rover Sport combines the performance of a sports tourer with the versatility of a Land Rover. In March 2013, soon after the Range Rover, we introduced the all-aluminium Range Rover Sport to the market. The Range Rover Sport is the fastest, most agile and responsive Land Rover to date due to the same all-aluminium architecture as the Range Rover. A plug-in hybrid variant went on sale in Fiscal 2018, along with the Range Rover plug-in hybrid variant.

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Range Rover Velar: The Range Rover Velar was launched in April 2017 and went on retail sale in the United Kingdom and Europe in July 2017, with worldwide sales underway in September 2017. The Range Rover Velar fills in Land Rover’s product offering between the Range Rover Sport and Range Rover Evoque, and is our first cross-brand Land Rover, being built on the same lightweight aluminium intensive architecture as the Jaguar F-PACE. The Range Rover Velar SVA Dynamic Edition is the 2019 addition to the SV line-up. In September 2020, we launched a 2021 model year Range Rover Velar with advanced new infotainment technology and elegant new design features and the choice of both plug-in hybrid and mild hybrid variants.

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All-new Land Rover Defender: The production of the all-new Land Rover Defender commenced in January 2020 at our plant in Nitra, Slovakia, with sales increasing globally. We recently announced plug-in hybrid variants of the all-new Land Rover Defender and a new Defender Hard Top which is a commercial version available with a range of Ingenium diesel engines and a practical, durable load area.

We plan to continue to build on recent successful product launches such as the all-new Range Rover Evoque, the refreshed Jaguar XE, the refreshed Land Rover Discovery Sport and the refreshed Jaguar F-TYPE as well as the all-new Land Rover Defender (with plug-in hybrid variants recently announced) and the refreshed Jaguar F-PACE, launched in September 2020, with plug-in hybrid and mild hybrid variants as well as the 2021 model year Range Rover Velar, launched in September 2020, with both plug-in hybrid and mild hybrid variants. By the end of Fiscal 2021, we plan to offer one full electric vehicle, eight plug-in hybrid electric vehicles and eleven mild hybrid electric vehicles. However, we can give no assurance that we will achieve this target. We offer a range of powertrain options across our model portfolio including conventional internal combustion engines, mild hybrids and plug-in hybrids as well as all-electric vehicles.

Product Sales Performance

Retail volumes in Fiscal 2020 (including sales through our China Joint Venture) were 508,659 units compared to 578,915 units in Fiscal 2019, a decrease of 70,256 units, equivalent to an annual decrease of 12.1%, with over two-thirds of that volume decline occurring in the fourth quarter of Fiscal 2020 as the outbreak of COVID-19 impacted sales and the supply of vehicles. Retail sales in China declined by 8.9% year-on-year despite a strong recovery in the second and third quarter of 2020, with double digit year-on-year growth. However, the outbreak of COVID-19 significantly impacted sales in China in the fourth quarter of Fiscal 2021, leading to a 43.2% decline compared to the fourth quarter of Fiscal 2019. Challenging conditions in overseas markets, as well as the impact of COVID-19, resulted in a 20.3% decline in retail sales year-on-year. Bushfires in Australia, tensions and conflict in the Middle East, and low growth in Russia hampered demand, with the trade tensions between the US and China impacting sales in Asia, notably South Korea. Retail sales in Europe declined 16.1% year-on-year as a combination of Brexit uncertainty, weak economic growth, particularly in Germany and Italy, diesel uncertainty, the reduction in subsidies for electric vehicles, notably in the Netherlands, and the COVID-19 pandemic. Retail sales in the United Kingdom and North America were also down 9.6% and 7.5% respectively, primarily as a result of the impact of COVID-19 in the fourth quarter of 2020.

We have continued to launch new models and derivatives during Fiscal 2020, including the refreshed Jaguar XE, the all-new Range Rover Evoque, and the refreshed Land Rover Discovery Sport, the refreshed Jaguar F-TYPE and the recently announced refreshed Jaguar F-PACE and 2021 model year Range Rover Velar. We commenced the production of the all-new Land Rover Defender in our plant in Nitra, Slovakia, in January 2020, with sales increasing globally.

Sales Performance by Vehicle Model

We analyse our sales performance by vehicle model for each of the Jaguar and Land Rover brands, respectively. Retail volumes refer to the aggregate number of finished vehicles sold by dealers to end users (and in limited numbers by us directly, including to dealers). Although retail volumes do not directly impact our revenue, we consider retail volumes as the best indicator of consumer demand for our vehicles and the strength of our brands. Wholesale volumes refer to the aggregate number of finished vehicles sold to dealers and importers. We recognise our revenue on the wholesale volumes we sell.

The table below presents Jaguar retail (including sales through our China Joint Venture) and wholesale (excluding sales through our China Joint Venture) unit sales by vehicle model for Fiscal 2019 and Fiscal 2020 and the three months ended 30 June 2019 and 2020:

	Retail Units				Wholesale Units(5)
	Fiscal year ended 31 March		Three months ended 30 June		Fiscal year ended 31 March		Three months ended 30 June
	2019	2020	2019	2020	2019	2020	2019	2020
Jaguar
I-PACE(1)	11,336	15,867	4,634	2,481	14,486	14,782	5,195	2,231
E-PACE(2)	46,711	37,894	10,403	3,593	42,539	36,928	8,618	3,495
F-PACE	52,683	43,388	10,379	4,700	50,885	45,943	9,352	3,642
F-TYPE	7,870	6,234	1,916	927	7,701	6,346	1,939	998
XJ(3)	4,072	3,535	1,566	578	4,204	2,824	1,587	463
XF	27,096	11,726	3,186	1,946	14,522	6,911	2,557	568
XK(4)	—	—	—	—	2	—	—	—
XE	30,430	21,949	7,456	4,562	19,418	12,086	3,169	781

Total	180,198	140,593	39,540	18,787	153,757	125,820	32,417	12,178

(1)	The all-electric Jaguar I-PACE went on sale in June 2018.
(2)	The Jaguar E-PACE went on sale in certain markets in November 2017 (it did not go on sale in China until August 2018).
(3)	Production of the Jaguar XJ ceased in July 2019.
(4)	Production of the Jaguar XK, except for certain special editions, ceased in July 2014, with retail sales phased out.
(5)

Wholesale volumes exclude our China Joint Venture volumes (consisting of locally produced Jaguar XF, Jaguar XE and Jaguar E-PACE, starting from August 2018). Jaguar XF, Jaguar XE and Jaguar E-PACE volumes wholesaled by our China Joint Venture for Fiscal 2020 were 18,450 units compared to 23,695 units for Fiscal 2019. For the three months ended 30 June 2020 and 2019, Jaguar XF, Jaguar XE and Jaguar E-PACE, volumes wholesaled by our China Joint Venture were 5,793 units and 6,798 units, respectively.

The table below presents Land Rover retail (including sales through our China Joint Venture) and wholesale (excluding sales through our China Joint Venture) unit sales by vehicle model sales for Fiscal 2019 and 2020 and the three months ended 30 June 2019 and 2020:

	Retail Units				Wholesale Units(2)
	Fiscal year ended 31 March		Three months ended 30 June		Fiscal year ended 31 March		Three months ended 30 June
	2019	2020	2019	2020	2019	2020	2019	2020
Land Rover
Range Rover	56,417	47,290	11,082	8,063	57,052	50,965	10,020	4,797
Range Rover Sport	80,422	74,277	18,300	11,607	82,602	76,339	16,028	7,176
Range Rover Evoque	68,242	85,106	17,011	11,168	57,706	83,198	16,319	4,639
Range Rover Velar	64,820	52,902	13,720	7,161	60,765	52,972	10,996	4,777
Defender	—	249	2	2,182	6	121	1	7,900
Discovery	40,839	33,674	8,576	4,440	37,636	33,648	7,952	3,605
Freelander(1)	—	—	—	—	7	—	—	—
Discovery Sport	87,977	74,568	20,384	10,659	58,364	52,889	10,457	3,840

Total	398,717	368,066	89,075	55,280	354,138	350,132	71,773	36,734

(1)	Production of the Freelander and the Land Rover Defender has been discontinued.
(2)

Wholesale volumes exclude our China Joint Venture volumes (consisting of locally produced Range Rover Evoque and Land Rover Discovery Sport). Range Rover Evoque and Land Rover Discovery Sport volumes wholesaled by our China Joint Venture for Fiscal 2020 were 31,000 units compared to 33,733 units for Fiscal 2019. For the three months ended 30 June 2020 and 2019, Range Rover Evoque and Land Rover Discovery Sport volumes wholesaled by our China Joint Venture were 10,720 units and 7,562 units, respectively.

In particular, retail sales in 2020 of the all-new Land Rover Defender have increased with units sold in: March (73), May (212), June (1,970), July (2,947), August (2,358) and September (4,508). Wholesale volumes of the all-new Land Rover Defender have also increased in 2020 with units recorded in: March (116), April (2,522), May (1,898), June (3,480), July (2,121), August (2,691) and September (7,313).

Sales Performance by Region

The following table provides an analysis of our regional wholesale and retail volumes by region for the three months ended 30 June 2019 and the three months ended 30 June 2020. Due to the impact of COVID-19 pandemic, sales performance for the three months ended 30 June 2020 may not reflect the anticipated geographic mix for Fiscal 2021:

	Retail
	Jaguar Three months ended 30 June			Land Rover Three months ended 30 June
	2019	2020	Change	2019	2020	Change
	(units)		(%)	(units)		(%)
Global	39,540	18,787	(52.5%)	89,075	55,280	(37.9%)
Regional:
United Kingdom	8,405	2,602	(69.0%)	18,660	5,650	(69.7%)
North America	7,016	4,547	(35.2%)	23,675	16,286	(31.2%)
Europe (excluding the United Kingdom and Russia)	10,613	2,844	(73.2%)	17,601	8,683	(50.7%)
China	9,335	6,991	(25.1%)	14,989	16,735	11.6%
Overseas	4,171	1,803	(56.8%)	14,150	7,926	(44.0%)
China Joint Venture (included above)	6,499	5,412	(16.7%)	7,679	8,671	12.9%

	Wholesale
	Jaguar Three months ended 30 June			Land Rover Three months ended 30 June
	2019	2020	Change	2019	2020	Change
	(units)		(%)	(units)		(%)
Global	32,417	12,178	(62.4%)	71,773	36,734	(48.8%)
Regional:
United Kingdom	9,525	2,533	(73.4%)	15,754	6,531	(58.5%)
North America	5,865	3,416	(41.8%)	20,112	7,276	(63.8%)
Europe (excluding the United Kingdom and Russia)	10,143	3,251	(67.9%)	15,214	7,790	(48.8%)
China	2,548	1,203	(52.8%)	7,253	7,393	1.9%
Overseas	4,336	1,775	(59.1%)	13,440	7,744	(42.4%)
China Joint Venture (excluded above)	6,798	5,793	(14.7%)	7,562	10,720	41.7%

The following is a discussion of industry-wide trends and our performance in our key markets. References to “passenger car sales” refer to sales of passenger cars on an industry-wide basis (including our and our competitors’ sales) in each relevant market.

•

Europe (excluding the United Kingdom and Russia): Passenger car sales in Europe were down 50.9% in the three months ended 30 June 2020, compared to the three months ended 30 June 2019. Over the same period, our retail volumes in Europe (excluding the United Kingdom and Russia) decreased by 59.1% to 11,527 units in the three months ended 30 June 2020 compared to 28,214 units in the three months ended 30 June 2019, with Jaguar decreasing by 73.2% and Land Rover decreasing by 50.7%. Our combined European wholesale volumes (excluding the United Kingdom and Russia) decreased by 56.5% to 11,041 units in the three months ended 30 June 2020 from 25,357 units in the three months ended 30 June 2019, with Jaguar decreasing by 67.9% and Land Rover decreasing by 48.8%.

•

North America: Passenger car sales in the United States were down 33.3% in the three months ended 30 June 2020, compared to the three months ended 30 June 2019. Over the same period, our North American retail volumes decreased 32.1% to 20,833 units in the three months ended 30 June 2020 compared to 30,691 units in the three months ended 30 June 2019, with Jaguar decreasing by 35.2% and Land Rover decreasing by 31.2%. Our North American wholesale volumes decreased by 58.8% to 10,692 units in the three months ended 30 June 2020 from 25,977 units in the three months ended 30 June 2019, with Jaguar decreasing by 41.8% and Land Rover decreasing by 63.8%.

•

United Kingdom: Passenger car sales in the United Kingdom were down 70.1% in the three months ended 30 June 2020, compared to the three months ended 30 June 2019. Over the same period, our retail volumes in the United Kingdom decreased by 69.5% to 8,252 units from 27,065 units in the three months ended 30 June 2019, with Jaguar decreasing by 69% and Land Rover decreasing by 69.7%. Our wholesale volumes in the United Kingdom decreased by 64.1% to 9,064 units in the three months ended 30 June 2020 from 25,279 units in the three months ended 30 June 2019, with Jaguar decreasing by 73.4% and Land Rover decreasing by 58.5%.

•

China: Passenger car sales in China were up 2.3% showing signs of recovery, despite challenging market conditions, in the three months ended 30 June 2020, compared to the three months ended 30 June 2019. Our retail volumes (including sales from our China Joint Venture) decreased by 2.5% over the same period to 23,726 units from 24,324 units in the three months ended 30 June 2019, with Jaguar decreasing by 25.1% and Land Rover increasing by 11.6%. Our Chinese wholesale volumes (excluding sales from our China Joint Venture) decreased by 12.3% to 8,596 units in the three months ended 30 June 2020 from 9,801 units in the three months ended 30 June 2019, with Jaguar decreasing by 52.8% and Land Rover increasing by 1.9%.

•

Overseas: Our retail volumes in Overseas markets decreased by 46.9% to 9,729 units in the three months ended 30 June 2020 from 18,321 units in the three months ended 30 June 2019, with Jaguar decreasing by 56.8% and Land Rover decreasing by 44%. Our Overseas wholesale volumes decreased by 46.5% to 9,519 units in the three months ended 30 June 2020 from 17,776 units in the three months ended 30 June 2019, with Jaguar decreasing by 59.1% and Land Rover decreasing by 42.4%.

Recent Initiatives

We have introduced the following recent initiatives to reduce our costs and improve our business:

Project Charge and Project Charge+

In the second half of Fiscal 2019, we started the implementation of business improvement programme (“Project Charge”) aimed at achieving £2.5 billion of cash and cost savings by the end of Fiscal 2020 through a reduction of total product and other investment spending by £1 billion, improvement of working capital by £500 million and £1 billion of profit growth and cost efficiencies. Since we exceeded the Project Charge target of £2.5 billion, with £3.5 billion cash and cost savings already delivered at the end of Fiscal 2020, we have extended the programme with “Project Charge+” which targets to deliver additional £2.5 billion of cash and cost savings by 31 March 2021, therefore increasing the total target cash and cost savings, including those already achieved through Project Charge, to £6 billion (“Project Charge+”).

Project Charge+ presents an expanded scope with emphasis on sustained profit improvements on “current” car models. In particular, Project Charge+ is based on eight key levers which are supported by sustaining the business improvements achieved to date and delivering more value through additional initiatives. Such key levers can be divided into the following broad initiatives categories:

•

vehicle and market profitability (i.e., (i) leverage most profitable vehicles; (ii) improve current car returns, with material cost focus; (iii) optimise market performance; (iv) grow after sales business; (v) lower warranty costs);

•	working capital (i.e., maintain inventory discipline);

•	overheads (i.e., minimise overhead cost base, including through the planned change in the shift pattern at our factory in Halewood, United Kingdom); and

•	investment (i.e., reduce investment spend).

For the three months ended 30 June 2020, Project Charge+ delivered £1.2 billion of cash and cost savings, including £0.3 billion investment improvements, £0.4 billion inventory improvements and £0.5 billion cost improvements, with a further £1.3 billion to be achieved by 31 March 2021 in order to meet the new target. All savings attributed to Project Charge+ are unaudited pro forma analytical estimates.

Project Accelerate

As a response to our rapid expansion over the past decade, the increase in complexity to our organisation, operations and supply and to address fundamental business and industry challenges, we started to develop a new programme in Fiscal 2019 aimed at making structural improvements to our business (“Project Accelerate”). In particular, Project Accelerate is intended to build on the short-term financial gains already realised through Project Charge and Project Charge+.

Project Accelerate includes three main workstreams:

•

Implementing on-time, quality programmes—we intend to optimise resource planning, drive consistency in various areas of our business, enhance risk and change of product management, introduce mindset and process discipline and improve supplier collaboration and quality standards;

•

Delivering competitive material cost—we aim to achieve cost improvements through better purchase planning and sourcing, cost analysis and benchmarking and applying technological standards focused on customer value, among other things; and

•

Enhancing sales performance—we seek to improve our approach to the positioning, pricing and launching of our products, offer products and features that are customer-centric and improve customer service and quality perception.

We are also reviewing our organisational design and business behaviours to improve role and process clarity. By evaluating and improving our core systems, our culture and the ways we work, we believe we can achieve greater efficiency and a stronger focus on quality and competitiveness throughout our business.

Complementing the short-term objectives delivered by Project Charge and Project Charge+, Project Accelerate remains set to deliver longer-term structural improvements through the delivery of superior product quality, competitive cost base and improved sales performance.

Industry Dynamics

Factors Affecting Demand in our Industry

Both the general global automotive industry and the premium and luxury brand segment are affected by a variety of economic and political factors, which may be interrelated. Some of these factors are described below:

•

Global economic conditions: Consumer demand for passenger automobiles is affected by global economic conditions, which in turn affect consumers’ disposable income, purchasing power and the availability of credit to consumers. In March 2020, the World Health Organization recognized the COVID-19 outbreak as a pandemic based on the global spread of the disease, the severity of illnesses it causes and its effects on society. In response to the COVID-19 pandemic, the governments of many countries, states and cities have taken preventative or protective actions, such as imposing restrictions on travel and business operations, and advising or requiring individuals to limit or forego their time outside of their homes. Accordingly, the COVID-19 pandemic has severely restricted the level of economic activity in many countries, including in regions in which we operate, and continues to adversely impact global economic activity and has contributed to significant volatility in financial markets. In addition, despite the outcome of the UK general election and the approval of the withdrawal agreement, Brexit continues to add significant uncertainty to the future of Europe and, as a result, to the general economic situation of the United Kingdom and the other member states of the European Union.

•

Fuel prices: Increasing fuel prices generally reduce demand for larger and less fuel-efficient cars, while lower fuel prices generally support demand for larger vehicles and reduce the focus on fuel-efficiency.

•

Prices of vehicles: Demand for vehicles is affected by the price at which manufacturers are able to market and sell their vehicles. Sale prices in turn depend upon a number of factors, including, among other things, the price of key inputs, such as raw materials and components, the cost of labour and competitive pressures.

•

Taxes and duties: The level of taxes that are levied on the sale and ownership of vehicles is another key factor. Taxes are generally levied at the time of purchase of vehicles, at the time of import, in the case of import duties, or as on-going taxes on vehicle ownership, road tax duties and taxes on fuel. In general, higher taxes decrease consumer demand for vehicles. In such respect, the U.S. government considered a 25% tariff on automobiles and auto-parts imported into the United States. The deadline to adopt such decision has expired without the President of the United States taking any decision and without a new extension being announced and it remains uncertain whether the U.S. government will indeed impose such a tariff in the future.

•	Customer preferences: Customer preferences and trends in the market change, which in turn affects demand for specific vehicle categories and specific offerings within each vehicle category.

•

Technology: Technological differentiation among automotive manufacturers is a significant competitive factor as fuel prices, environmental concerns, the demand for innovative products and other customer preferences encourage technological advances in the automotive industry. For instance, even though the demand of electric vehicles is growing, they still represent only a small percentage of industry sales. Growth in consumer demand for electric vehicles depends on the deployment of adequate charging infrastructure, including practical access to private charging points.

•

Emissions: Following the 2015 emission scandals, the implementation in 2018 of more stringent European emission tests through the WLTP, higher taxes and future limitations on ICE engines, in particular diesels, customer demand for diesel engines has declined.

Compared to the broader passenger car market, the luxury car market is also driven by prestige, aesthetic considerations, appreciation of performance and quality, in addition to factors such as utility and cost of ownership, which are key considerations in the broader car market.

Competition

We operate in a globally competitive environment and face competition from established premium and other vehicle manufacturers that aspire to move into the premium performance car and premium SUV markets, some of which are much larger than we are. Jaguar vehicles compete primarily against other European brands such as Audi, BMW, Mercedes-Benz, Porsche and Tesla. Land Rover and Range Rover vehicles compete largely against SUVs from manufactured by Audi, BMW, Infiniti, Lexus, Mercedes-Benz, Porsche, Volvo and Volkswagen.

Seasonality

Our industry is affected by the biannual change in age-related registration plates of vehicles in the United Kingdom, where new age-related plate registrations take effect in March and September. This has an impact on the resale value of the vehicles because sales are clustered around the time of the year when the vehicle registration number change occurs. Seasonality in most other markets is driven by the introduction of new model year vehicles and derivatives. Furthermore, Western European markets tend to be impacted by summer and winter holidays, and the Chinese market tends to be affected by the Lunar New Year holiday in either January or February, the PRC National Day holiday and the Golden Week holiday in October. The resulting sales profile influences operating results on a quarter-to-quarter basis.

Product Design, Technology and Research and Development

We develop and manufacture technologically advanced vehicles to meet the requirements of a globally competitive market. We devote significant resources in our R&D activities. Our R&D operations currently consist of a team of engineers operating within a co-managed Jaguar and Land Rover engineering group, sharing premium technologies, powertrain designs and vehicle architecture. Our modular engine architecture is intended to enhance efficient engineering, shared technologies and complexity reduction. Reusing parts and processes help us focus our efforts on innovative new technologies. Our vehicles are designed and developed by award-winning design teams, and we are committed to a continuing programme of new product design. In recent years, we have unified the entire Jaguar range under a single design and concept language and have continued to enhance the design of Land Rover’s range of all-terrain vehicles. All of our products are designed and engineered in the United Kingdom.

We have modern safety test facilities for testing and developing new products. These include a pedestrian safety testing facility, a pendulum impact test facility and a gravity-powered impact rig for occupant protection and vehicle structural development. We also have two full vehicle semi-anechoic chambers for developing reductions in vehicle-based noise and vibration levels and engine testing facilities for developing and certifying exhaust emissions to a wide range of international regulatory standards.

Our product design and development centres are equipped with computer-aided design, manufacture and engineering tools, with sophisticated hardware, software and other IT infrastructure to create a digital product development environment and virtual testing and validation, aiming to reduce the product development cycle time and data management. Rapid prototype development systems, testing cycle simulators, advanced emission test laboratories and styling studios are also a part of our product development infrastructure. We have aligned our end-to-end digital product development objectives and infrastructure with our business goals and have made significant investments to enhance the digital product development capabilities especially in the areas of product development through computer-aided design, computer aided manufacturing, computer-aided engineering, knowledge-based engineering and product data management. We have opened a software engineering centre in Shannon, Ireland. The centre is to be used to develop technology for electric vehicles and to assist those vehicles in reaching Level 4 autonomy.

In September 2013, we announced our investment in the National Automotive Innovation Campus at the University of Warwick in the United Kingdom, which opened in 2018 and focus on advanced technology, innovation and research. The campus is expected to feature engineering workshops and laboratories, advanced powertrain facilities and advanced design, visualisation and rapid prototyping and help complement our existing product development centres. We work with Intel at the Open Software Technology Centre in Portland, Oregon in the United States to develop next-generation in-vehicle technologies, helping us enhance our future vehicle infotainment systems and provide incubator space for budding automotive technology entrepreneurs.

In recent years, decarbonisation, air quality, digitalisation, connectivity, automation and globalisation became the factors driving an industrial revolution which we believe will be bigger, faster and more impactful than the last. We aim to develop cleaner, safer and more efficient cars of the future that combine safety, zero emissions, zero congestion and long-term sustainable growth. To meet this objective, we have built strong links with academia, the UK Government and other industry sectors.

In June 2019, we announced a collaboration with BMW to develop the next-generation Electric Drive Units to support the advancement of electrification technologies that will be installed in future Jaguar Land Rover vehicles and will be manufactured at the Engine Manufacturing Centre in the UK.

Lightweighting and fuel economy

We are pursuing various initiatives, such as our Premium Lightweight Architecture, first applied to the Range Rover launched in September 2012, to enable our business to comply with existing and evolving emissions legislation in our sales markets, which we believe will be a key enabler of both reduction in CO2 and further efficiencies in manufacturing and engineering. In recent years, we have made significant progress in reducing most of our development cycle times.

Our R&D activities are currently strongly concentrated on creating a sustainable fleet CO2 emissions profile for 2020 and beyond. Although we are already a leader in the use of aluminium for weight reduction, we have active research projects and partnerships aimed at enhancing the use of carbon fibre and mixed material in order to create the lightweight, high performance vehicles of the future in a sustainable way.

We are developing our smaller SUVs in line with our brand new premium transverse architecture. This full architecture transformation is intended to assist us in delivering new technology at great economies of scale. For example, the new system is supporting our efforts to achieve a significant reduction in drag and wind noise through better aerodynamics.

Emission reduction

In addition to CO2 and fuel efficiency, all our powertrains have been developed to meet the world’s most stringent air quality emissions regulations such as the United States Environmental Protection Agency (“EPA”) Tier 3 (“Tier 3”) and California Low-Emission Vehicle 3 (“LEV3”), China 6b and European Eu6d-Temp under real world driving conditions described by Real Driving Emissions (“RDE”), Level 1 and future RDE Level 2, whose tests are well in advance of the 2020 introduction of RDE2 for all our new models, where emissions are limited under random driving conditions on the open road not just under laboratory conditions. Early adoption of uSCR technology since 2015 has enabled us to react quickly to pressure to lower NOx emissions from diesel engines and allowed us to significantly reduce NOx emissions from all our diesel vehicles. uSCR is an advanced active emissions control technology system that injects a liquid-reductant agent (usually automotive-grade urea) through a special catalyst into the exhaust stream of a diesel engine. The reductant source is otherwise known as Diesel Exhaust Fluid. Our diesel vehicles emit no more NOx and particulate mass than our petrol engines under wide ranging RDE conditions. We developed a new EU6 Ingenium diesel and petroleum engine which is among the cleanest in the world. We were one of the few car manufacturers to meet the WLTP deadline for type approval of its vehicles, reducing the operational impact of the emissions test changes.

Autonomous and connected technologies

Our future strategic R&D priorities include autonomous, connected and electrification technologies, as well as investing in innovative mobility solutions to overcome and address future travel and transport challenges.

Our autonomous strategy includes investing in driver assistance technologies to support increasing degrees of automation, and including autonomous features on our new models. We are also developing these features through external partnerships. For example, in March 2018, we announced our long-term strategic partnership with Waymo (formerly Google self-driving car project). Together, we will develop the world’s first premium self-driving electric vehicle for Waymo’s driverless transportation service. As part of the partnership, we will work together to design, engineer and produce up to 20,000 Jaguar I-PACEs over 2020 and 2021 to be used by Waymo in their autonomous vehicle mobility service, planned for rollout in the United States. Waymo Jaguar I-PACEs, equipped with Waymo’s self-driving technology, is currently being tested in San Francisco, California, where an initial 20,000 Jaguar I-PACEs will join Waymo’s driverless fleet and serve a potential 1 million trips a day. We delivered the first batch of Jaguar I-PACEs for this purpose in July 2018. In addition, using a platform created by connected tech and transport analytics firm Inrix, we, along with Transport Scotland and Transport for West Midlands, are contributing to the development of the AV Road Rules system, which digitalises street signs and road rules so that autonomous vehicles can understand them. The platform is also intended to provide autonomous vehicles with a link to local road authorities, which can provide information about potholes or road damage. Additionally, we have launched CORTEX, a £3.7 million research project in collaboration with Birmingham University, to make the self-driving car viable in the widest range of on and off-road conditions.

Our connected strategy includes investing in technology and infrastructure to support higher levels of connectivity (including both in-vehicle connectivity and off-board connectivity, for example, the development of a remote smartphone app and Wi-Fi hotspot), as exemplified by the opening of an additional engineering centre in Manchester to support the development of next-generation, connected car technologies. Initiatives in vehicle electronics such as engine management systems, in-vehicle network architecture, telematics for communication and tracking (including the Stolen Vehicle Tracker) and other emerging technological areas are also being pursued and which could possibly be deployed on our future range of vehicles. In April 2016, we demonstrated highly autonomous vehicle technologies to the EU Transport Ministers, such as “hands free” driving. Furthermore, our new connected and autonomous vehicle technologies are being developed through projects such as the United Kingdom’s first “connected corridor” (e.g. the UK Connected Intelligent Transport Environment Project), a 41 mile “living laboratory” where we concentrate on installing new roadside communications equipment in order to test vehicle-to-vehicle and vehicle-to-infrastructure systems. We are currently testing a fleet of smart, connected vehicles on the “connected corridor”. In addition, we are deploying intelligent navigation and information systems (including remotely controlled climate settings and security) and in-car Wi-Fi connectivity, which we plan to supplement with the expansion of the usability of remote function applications and the inclusion of wearable technology solutions such as smart-watch technology currently available with some of our models, including the all-electric Jaguar I-PACE. Likewise, various new technologies and systems that would improve safety, performance and emissions of our product range are under implementation on our passenger cars and commercial vehicles.

Electrification technologies

Our electrification strategy is exemplified by the creation of our first all-electric vehicle, the Jaguar I-PACE, and the plug-in hybrid engines available on the refreshed Range Rover and Range Rover Sport. We plan to offer an electric drivetrain option on all of our new models by 2020; starting from 2020, we will begin the manufacture of next-generation Electric Drive Units at our Engine Manufacturing Centre in Wolverhampton to be powered by batteries assembled at a new facility near Birmingham. The new Electric Drive Units and batteries will power our future battery electric and plug-hybrid vehicles. In order to increase overall vehicle efficiency, we also have active research programmes in the areas of aerodynamics, parasitic and hotel loads, insulation and energy harvesting in order to develop electric and plug-in hybrid technology for future products. We also have an on-going research programme to address the challenge of low-carbon energy storage by developing technology and competency in this area. Although this programme covers a number of technologies, it is primarily focused on creating high energy density lithium-ion batteries in order to create battery assemblies that are compatible with our vehicles and to gain an understanding of the chemistries and battery management processes that will make electric vehicles a viable choice in the medium to long term. Furthermore, we are currently competing in the FIA Formula E championship, which enables us to create a test bed for our future electrification technology with our partner Panasonic. We have launched the first ever international race series for production battery electric vehicles. The championship features Jaguar I-PACE eTROPHY race cars (designed, engineered and built by our Special Vehicle Operations division) and is expected to support our efforts in assessing the performance of our all-electric engines. In Fiscal 2020, approximately 6% of our global retail sales were either all-electric or plug-in hybrid electric powertrains. In the United Kingdom, for example, approximately 4.1% of our retail sales were battery electric vehicles and approximately 3.8% were plug-in hybrid, with approximately 22.6% of all Range Rovers and approximately 23.9% of all Range Rover Sport vehicles being plug-in hybrids.

Because we believe that internal combustion also has a significant part to play, we also engage in powertrain research with the aim of improving the efficiency of base engine and transmission technology to improve fuel combustion. This research is supplemented by exploration into the area of low carbon sustainable fuels and the challenges of using this technology in modern, high power density engines. The revolutionary all-electric Jaguar I-PACE has given us advanced knowledge in electric motor design and lithium-ion battery technology. We have over 200 patents pending on this new electric vehicle.

Shared technologies

Our In Motion Ventures business unit, focuses on developing innovative mobility solutions to overcome and address future travel and transport challenges, and invests in future transport and mobility solutions, including our $3 million investment in Voyage (a US-based self-driving taxi service) in January 2018 as well as our investment in 2019 in Apex.AI (which is developing a safe and certified version of ROS (Robot Operating System), which is currently the de facto standard in robotics and autonomous systems research). With the aim of providing prompt service to the customer, we have commenced development of an enterprise-level vehicle diagnostics system for achieving speedy diagnostics of the complex electronics in modern vehicles. The initiative in telematics has also further spanned into fleet management and vehicle tracking systems using Global Navigation Satellite Systems. In July 2018, we announced a new partnership with Plugsurfing to provide a premium charging service for our electric vehicle derivatives across select markets in Europe. Plugsurfing works with multiple competing electric vehicle charging networks to provide a single card that can access multiple networks. The Jaguar Public Charging and Land Rover Public Charging apps are free and they allow owners of all-electric or plug-in hybrid vehicles to find the different charging points on the Plugsurfing network. In addition, InMotion developed new solutions in the urban mobility sector such as THE OUT, an on-demand premium car rental service, providing London residents access to Jaguar and Land Rover vehicles, and HAVN, a premium all-electric chauffeur service in London with a fleet of Jaguar I-PACE vehicles.

Properties and Facilities

We operate four principal manufacturing facilities (including the EMC) in the United Kingdom employing approximately 16,297 employees as at 30 June 2020. We believe that these facilities provide us with a flexible manufacturing footprint to support our present product plans.

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Solihull: At Solihull, we currently produce the Jaguar F-PACE, the refreshed Range Rover, the refreshed Range Rover Sport and the Range Rover Velar. In June 2018, we announced our intention to move production of the Land Rover Discovery model from Solihull to our new facility in Slovakia and production started in October 2018. However, Solihull will be upgraded to the new modular longitudinal architecture for the next-generation Range Rover and Range Rover Sport, which will make it a centre of electric vehicle production. At Solihull, we employed approximately 8,569 manufacturing employees as at 30 June 2020.

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Castle Bromwich: At Castle Bromwich, we produce the Jaguar F-TYPE, the Jaguar XE, the Jaguar XF, and employed approximately 2,300 employees as at 30 June 2020. In July 2019 we announced an investment in the Castle Bromwich facility in order to start the production of a new all-electric version of the Jaguar XJ.

•	Halewood: At Halewood, we produce the Land Rover Discovery Sport and the Range Rover Evoque, and employed approximately 4,154 employees as at 30 June 2020.

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Wolverhampton: At Wolverhampton, we produce advanced technology low-emission engines. This facility produces our range of “in-house” four cylinder diesel and petrol engines, and employed approximately 1,274 employees as at 30 June 2020. This engine facility has reduced our dependence on third-party engine supply agreements and has strengthened and expanded our engine range to deliver high-performance, competitive engines with significant reductions in vehicle emissions. The EMC supplies our manufacturing facilities in the United Kingdom and internationally with engines which power our models. We currently produce the 2.0-litre four cylinder diesel and petrol engines of Ingenium family at the EMC, which are now available across a range of our vehicles and we announced a 3.0-litre 6 cylinder Ingenium petrol engine in February 2019. The common architecture of the Ingenium family has been designed to allow for flexible manufacturing between variants and configurations. Furthermore, we have announced that the next-generation of Electric Drive Units, developed in collaboration with BMW, that will power the next-generation of Jaguar Land Rover electric vehicles will be produced at the Engine Manufacturing Centre.

In addition to our facilities in Solihull, Castle Bromwich, Halewood and Wolverhampton, we maintain the following main facilities:

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United Kingdom: At Prologis Park in Ryton, near Coventry, we have established a Special Vehicle Operations Technical Centre and Jaguar Land Rover Classics business. The facility is Jaguar Land Rover’s global centre of excellence for the creation of high-end luxury bespoke commissions and performance vehicles by a team of Jaguar Land Rover specialists. In addition, we expect to open a new battery assembly centre in Hams Hall, North Warwickshire in the United Kingdom which we believe will be the most innovative and technologically advanced in the United Kingdom with an installed capacity of 150,000 units. Together with the Wolverhampton Engine Manufacturing Centre, these facilities will power the next-generation of Jaguar and Land Rover models.

Our Special Vehicle Operations Engineering headquarters are located in Fen End and we maintain an advanced research centre in Warwick in collaboration with the Warwick Manufacturing Group department of the University of Warwick. Additionally, our InMotion Ventures business unit is headquartered in London.

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China: We also entered into a joint venture agreement in December 2011 with Chery for the establishment of a joint venture company in China to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China. Production of the Range Rover Evoque began at the end of 2014 and sales commenced in February 2015. Production of the Land Rover Discovery Sport started in September 2015 and sales commenced in November 2015. This was followed by the Jaguar XFL for which sales commenced in September 2016. In Fiscal 2018, production of the Jaguar XEL commenced, with sales starting in December 2017. Production of the Jaguar E-PACE began, and sales commenced in August 2018. Please see “—China Joint Venture”.

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Brazil: In December 2013, we signed an agreement with the State of Rio de Janeiro in Brazil to invest approximately £240 million in a new production plant. The plant, opened in June 2016, produces the Jaguar E-PACE, the Land Rover Discovery Sport and the Range Rover Evoque.

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Austria: In July 2015, we agreed to a manufacturing partnership with Magna Steyr, an operating unit of Magna International Inc., to build vehicles in Graz, Austria. The facility currently produces the Jaguar E-PACE and the all-electric Jaguar I-PACE.

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Slovakia: In December 2015, we concluded an agreement with the Government of the Slovak Republic for the development of a new manufacturing plant in the city of Nitra in western Slovakia, which manufactures a range of all-new aluminium Jaguar Land Rover vehicles. In particular, production of the Land Rover Discovery commenced in October 2018, and production of the all-new Land Rover Defender commenced in January 2020, with sales increasing globally. The manufacturing facility represents an investment of £1.0 billion with potential further option to invest £500 million to increase the production capacity of the facility from 150,000 units to 300,000 units annually.

In addition to our automotive manufacturing facilities, we have two product development, design and engineering facilities in the United Kingdom and we have opened an engineering centre in Manchester to support the development of next-generation, connected car technologies. The facility located at Whitley houses the design centre for Jaguar, the engineering centre for our powertrain, and other test facilities and our global headquarters, including our commercial and central staff functions. The facility located at Gaydon is the design centre for Land Rover and the vehicle engineering centre, and includes an extensive on-road test track and off-road testing capabilities. The Advanced Product Creation Centre at our Gaydon facility was opened in September 2019. The two sites employed approximately 12,439 employees as at 30 June 2020. We have opened a software engineering centre in Shannon, Ireland. The centre is to be used to develop technology for electric vehicles and to assist those vehicles in reaching Level 4 autonomy. Our engineering headquarters at Gaydon collaborates with our other technology hubs around the world (i.e., Shannon, Ireland, Manchester, Warwick, InMotion, London, Budapest, Hungary and Shanghai, China). In particular, our technology hubs will contribute to increase our innovation capabilities for future vehicle technology. In addition to our manufacturing, design, engineering and workshop facilities in the United Kingdom, we have property interests throughout the world (including in major cities) for limited manufacturing and repair services as well as sales offices for national or regional sales companies and facilities for dealer training and testing. We consider all of our principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of our operations. We believe that there are no material environmental issues that may hinder our utilisation of these assets.

The following table sets out information with respect to our principal facilities and properties as at 30 June 2020. Additionally, we produce the Jaguar I-PACE and the Jaguar E-PACE (excluding the China Joint Venture) at a plant in Graz, Austria under a contract manufacturing agreement with Magna Steyr.

Location	Owner/Leaseholder	Freehold/Leasehold	Principal Products or Functions
United Kingdom
Solihull	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
Castle Bromwich	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
Halewood	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
Gaydon	Jaguar Land Rover Limited	Freehold	Product development
Whitley	Jaguar Land Rover Limited	Freehold and long leasehold	Headquarters and product development
Wolverhampton	Jaguar Land Rover Limited	Freehold	Automotive components (engines)

Outside United Kingdom
Changshu, China	Chery Jaguar Land Rover Automotive Co., Ltd.	Freehold and leasehold(1)	Product development, automotive vehicles & components
Rio De Janeiro, Brazil	Jaguar Land Rover Brazil	Freehold	Automotive vehicles & components
Nitra, Slovakia	Jaguar Land Rover Slovakia S.R.O.	Freehold	Automotive vehicles & components

(1)	Chery Jaguar Land Rover Automotive Co., Ltd. owns the facility (including buildings and equipment) in freehold but leases the underlying land from the Chinese government.

China Joint Venture

In December 2011, we entered into a joint venture agreement with Chery for the establishment of a joint venture company in China. The purpose of our China Joint Venture is to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China. Local production of the Range Rover Evoque by our China Joint Venture began at the end of 2014 and local sales commenced in February 2015. Production of the Land Rover Discovery Sport started in September 2015, which went on sale in November 2015 followed by the Jaguar XFL which went on sale in September 2016. In Fiscal 2018, production of the Jaguar XEL commenced, with sales starting in December 2017. Production of the Jaguar E-PACE began, and sales commenced in August 2018. An engine plant was opened by our China Joint Venture in July 2017 to manufacture the 2.0-litre Ingenium petrol engine for installation into locally produced vehicles.

We have committed to invest CNY5.0 billion of equity capital in our China Joint Venture (an equity investee in our consolidated financial statements), representing 50% of the share capital and voting rights of our China Joint Venture, to be contributed by November 2040. Of this amount, CNY3,475 million has been contributed as at 30 June 2020. The outstanding commitment of CNY1,525 million translates to £176 million at the 30 June 2020 exchange rate. At 30 June 2019, the outstanding commitment was CNY 2,125 million (£244 million at the 30 June 2019 exchange rate) restated to reflect an additional CNY 1,500 million that was committed during Fiscal 2017. Investment to support phase two has added additional manufacturing capacity for the Jaguar XEL and the Jaguar E-PACE, as well as the engine plant which produces the 2.0-litre Ingenium petrol engine for vehicles manufactured at the joint venture plant. The term of the joint venture is 30 years (unless terminated or extended). The joint venture agreement contains representations and warranties, corporate governance provisions, non-compete clauses, termination provisions and other provisions that are arm’s length in nature and customary in similar manufacturing joint ventures. The Chinese government approved the joint venture in October 2012, and we obtained a business license for the joint venture in November 2012.

Our China Joint Venture has invested a total of over CNY 13.0 billion as at 30 June 2020, which is being funded through a combination of debt, equity and cash from operations, in connection with the joint venture, which includes a manufacturing plant in Changshu, an R&D centre and an engine production facility. We believe the joint venture combines our heritage and expertise with Chery’s knowledge of, and expertise in, the local Chinese market.

Our China Joint Venture plant introduced a digital system to optimise manufacturing through system modelling and simulation analysis.

Sales and Distribution

We distribute our vehicles in 122 markets across the world for Jaguar and 126 markets across the world for Land Rover. Sales locations for our vehicles are operated as independent franchises. We are represented in our key markets through NSCs as well as third-party importers. Jaguar and Land Rover have regional offices in certain select countries that manage customer relationships and vehicle supplies and provide marketing and sales support to their regional importer markets. The remaining importer markets are managed from the United Kingdom.

Our products are sold through a variety of sales channels: through our dealerships for retail sales; for sale to fleet customers, including daily rental car companies; commercial fleet customers; leasing companies; and governments. We do not depend on a single customer or small group of customers to the extent that the loss of such a customer or group of customers would have a material adverse effect on our business. Recently, we have begun using virtual reality technology to allow our customers around the world to see some new products before these become available locally.

As at 30 June 2020, our global sales and distribution network comprised 23 NSCs, 77 importers, 2 export partners and 2,863 franchise sales dealers in 1,538 sites, of which 1,325 are joint Jaguar and Land Rover dealers.

Financing Arrangements and Financial Services Provided

We have entered into arrangements with third-party financial service providers to make vehicle financing available to our customers covering our largest markets by volume, including notably the United States, the United Kingdom, Europe and China. We do not offer vehicle financing on our own account but rather through a series of exclusive and non-exclusive partnership arrangements with market-leading banks and finance companies in each market, including Black Horse Limited (part of the Lloyds Banking Group) in the United Kingdom, FCA Bank S.p.A. (a joint venture between Fiat Auto and Crédit Agricole) in major European markets and Chase Auto Finance in the United States and have similar arrangements with local providers in a number of other key markets.

We typically sign a medium-term service level agreement with our strategic partners for the provision of retail finance, retail leasing and dealer wholesale financing. The financial services are supplied by our partners in accordance with a number of specifications involving, among others, product development, pricing, speed of delivery and profitability. These arrangements are managed in the United Kingdom by a team of our employees, which is responsible for ensuring on-going compliance with the standards and specifications agreed with our partners. For wholesale financing, we typically provide an interest-free period to cover an element of the dealer network-stocking period. We work closely with our finance partners to maximise funding lines available to dealers in support of our business objectives.

Because we do not offer vehicle financing on our own account, we have no balance sheet exposure to vehicle financing other than residual value risk in the United States and Germany, where residual value risk is shared, and in Canada, where we assume all residual value risk. In all cases, the finance partner funds the portfolio and assumes the credit risk. In most markets where we have a partnership, we receive a licensing fee from the finance partner related to the use of our brands.

Intellectual Property

We create, own and maintain a wide array of intellectual property assets that we believe are among our most valuable assets throughout the world. Our intellectual property assets include patents and patent applications related to our innovations and products, trademarks related to our brands and products, copyrights in creative content, designs for aesthetic features of products and components, trade secrets and other intellectual property rights. We aggressively seek to protect our intellectual property around the world.

We own a number of patents registered, and have applied for new patents which are pending registration, in the United Kingdom and in other strategically important countries worldwide. We obtain new patents through our on-going research and development activities. We own registrations for a number of trademarks and have pending applications for registration in the United Kingdom and abroad. The registrations mainly include trademarks for our vehicles.

Additionally, perpetual royalty-free licences to use other essential intellectual properties have been licensed to us for use in Jaguar and Land Rover vehicles. Jaguar and Land Rover own registered designs to protect the design of certain vehicles in several countries. In relation to the EuCD platform, Ford owns the intellectual property but we are not obliged to pay any royalties or charges for its use in Land Rover vehicles manufactured by us.

Suppliers, Components and Raw Materials

The principal materials and components required by us for use in our vehicles are steel and aluminium in sheet (for in-house stamping) or externally pre-stamped form, aluminium castings and extrusions, iron/steel castings and forgings, and items such as alloy wheels, tyres, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays, leather-trimmed interior systems such as seats, cockpits, doors, plastic finishers and plastic functional parts, glass and consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants) and fuels. We also require certain highly functional components such as axles, engines and gear boxes for our vehicles, which are mainly manufactured by strategic suppliers. We have long-term purchase agreements for critical components such as transmissions (ZF Friedrichshafen). The components and raw materials in our cars include steel, aluminium, copper, platinum and other commodities. We have established contracts with certain commodity suppliers (e.g., Novelis) to cover our own and our suppliers’ requirements to mitigate the effect of high volatility. Special initiatives are also undertaken to reduce material consumption through value engineering and value analysis techniques.

We work with a range of strategic suppliers to meet our requirements for parts and components, and we endeavour to work closely with our suppliers to form short- and medium-term plans for our business. We have established quality control programmes to ensure that externally purchased raw materials and components are monitored and meet our quality standards. We also outsource many of the manufacturing processes and activities to various suppliers. Where this is the case, we provide training to the outside suppliers who design and manufacture the required tooling and fixtures. Such programmes include site engineers who regularly interface with suppliers and carry out visits to supplier sites to ensure that relevant quality standards are being met. Site engineers are also supported by persons in other functions, such as programme engineers who interface with new model teams as well as resident engineers located at our plants, who provide the link between the site engineers and the plants. We have in the past worked, and expect to continue to work, with our suppliers to optimise our procurements, including by sourcing certain raw materials and component requirements from low-cost countries.

In 2008, when TML acquired Jaguar Land Rover businesses from Ford, we entered into certain supply agreements with Ford with a long stop date as of 31 December 2020 for (i) the long-term supply of engines developed by Ford, (ii) engines developed by us but manufactured by Ford and (iii) engines developed by the Ford-PSA joint venture. We are now producing our own family of 4 cylinder and 6 cylinder Ingenium diesel and petrol engines manufactured at the EMC in Wolverhampton, the United Kingdom as well as 3 cylinder and 4 cylinder Ingenium petrol manufactured in China. Ford will supply the last engines under the supply agreements on 24 September 2020. We will also add the production of low volumes of V8 petrol engines at our EMC starting from early 2021.

Insurance

We have global insurance coverage which we consider to be reasonably sufficient to cover normal risks associated with our operations and insurance risks (including property, business interruption, marine and product/general liability) and which we believe is in accordance with commercial industry standards.

We have also taken insurance coverage on directors’ and officers’ liability to minimise risks associated with international litigation.

Incentives

We have benefitted from time to time from funding from regional development banks and government support schemes and incentives.

Legal Proceedings

In the normal course of our business, we face claims and assertions by various parties concerning, among the others, motor accident claims, consumer complaints, employment and dealership arrangements, replacements of parts of vehicles and/or compensation for deficiency in services or products provided by the Group or its dealer. We assess such claims and assertions and monitor the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. We record a liability for any claims where a potential loss is probable and capable of being estimated, and disclose such matters in our financial statements, if material. Where potential losses are considered possible, but not probable, we provide disclosure in our financial statements, if material, but we do not record a liability in our accounts unless the loss becomes probable. As at 30 June 2020, there are claims and potential claims against the Group of £32 million (compared to £40 million as at 31 March 2020), which our management decided not to recognise due to the fact that settlement is not considered probable. In Fiscal 2019, passenger safety airbag issues involving the vehicles produced by the Group have arisen in the United States, China, Canada, Korea, Australia and Japan. Although recognising that there is a potential risk of recalls in the future, at this stage, it is not possible to estimate the amount and timing of any potential future costs associate with these issues.

There are various claims against us, the majority of which pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in services provided by us or our dealers.

We are not aware of any governmental, legal or arbitration proceedings (including the claims described above and any threatened proceedings of which we are aware) which, either individually or in the aggregate, would have a material adverse effect on our financial condition, results of operations or cash flow.

Significant Environmental, Health, Safety and Emissions Issues

Our business is subject to increasingly stringent laws and regulations governing environmental protection, health, safety (including vehicle safety) and vehicle emissions, and increasingly stringent enforcement of these laws and regulations. We monitor environmental requirements in respect of both our production facilities and our vehicles, and have plans to reduce the average CO2 emissions of our vehicle fleet through the introduction of sustainable technologies, including modular lightweight vehicle architectures, smaller and more fuel-efficient SUVs and development of technologies that use hybrid and alternative fuels. While we have plans to reduce emissions, the risk remains that constantly evolving regulation in this area may impose requirements in excess of currently planned actions and consumers may demand further fuel-efficiency and reduction in emissions.

Environmental, health and safety regulation

As an automobile company, our production facilities are subject to extensive governmental regulation regarding, among other things, air emissions, wastewater discharges, releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of hazardous materials and wastes, the clean-up and investigation of contamination and the maintenance of safe conditions. These regulations are likely to become more stringent and compliance costs increasingly significant. In addition, we have significant sales in the United States and Europe which have stringent regulations relating to vehicular emissions and other countries are also imposing stricter emission standards. The proposed tightening of vehicle emissions regulations by the European Union and other jurisdictions will require significant costs of compliance for us. While we are pursuing various technologies in order to meet the required standards in the various countries in which we operate, the costs of compliance with these required standards can be significant to our operations and may adversely impact our results of operations.

Greenhouse gas/CO2/fuel economy legislation

Current legislation in Europe, limits passenger car fleet average greenhouse gas emissions to 95 grams of CO2 per kilometre for all new cars from 2020. Different targets apply to each manufacturer based on their respective fleets of vehicles and average weight. We have been granted a derogation by the European Commission Secretariat General under Regulation (EC) No. 443/2009 Article 11(4) from the weight based target requirement available to small volume and niche manufacturers (defined by European sales of less than 10,000 units and between 10,000 and 300,000 units, respectively). As a result, under the provisions of the niche manufacturer derogation, we are permitted to reduce our emissions by 45% from 2007 levels rather than meeting a specific CO2 mass-based emissions target. Jaguar Land Rover had an overall 2012-2019 target of an average of 178.0 grams of CO2 per kilometre for our full fleet of vehicles registered in the European Union. In 2018 our fleet delivered 155.4 grams of CO2 per kilometre (ref report - Monitoring CO2 emissions from passenger cars and vans in 2018 - EEA Report No 02/2020), well below the mandated target.

The European Union has regulated target reductions for 95% of a manufacturer’s full fleet of new passenger cars registered in the European Union in 2020 to average 95 grams of CO2 per kilometre, rising to 100% in 2021. The new rule for 2020 contains an extension of the niche manufacturers’ derogation and permits us to reduce our emissions by 45% from 2007 levels, which enables us to have an overall target of 132 grams of CO2 per kilometre. The 2018 EU CO2 legislation extended the Niche Volume Derogation facility out to then end of 2028.

From January 2021 the United Kingdom will not be treated as a European Union member state and the CO2 regulation currently in force will cover the remaining 27 member states as well as Iceland, Norway and Northern Ireland (even though cross border sales impact on registrations into the United Kingdom are difficult to delineate at this time). The United Kingdom (excluding Northern Ireland for this regulation) has an almost identical copy of the 2020 European Regulation, the only differences are some supercredit provisions extended into 2021 and that targets are based on 2007 United Kingdom only status (similarly European Union targets are based on 2007 EU15 excluding the United Kingdom) this results in a c1 gram more stringent target in the United Kingdom and 1 gram less stringent target in the European Union when compared with the target applicable before January 2021.

All European compliance up to and including 2020 has been based on certification to the New European Driving Cycle (“NEDC”). Since September 2018, all vehicles have been certified to the WLTP. Compliance is still referenced to NEDC targets up to and including 31 December 2020. From 2021, compliance will be based on a new WLTP target, to determine new niche derogated targets for us, the ratio of WLTP status: NEDC status in 2020 is then multiplied by the 2020 NEDC target to result in the 2021 WLTP target. This is system should preserve the WLTP intention of making the change to this new test procedure “compliance neutral”. As a result, there will be an apparent increase in WLTP target and WLTP status, though the compliance task and stringency is identical.

In the United States, both Corporate Average Fuel Economy (“CAFÉ”) standards and greenhouse gas emission standards are imposed on manufacturers of passenger cars and light trucks. The federal CAFE standards for passenger cars and light duty trucks was set in 2011 by the NHTSA to meet an estimated combined average fuel economy level of 54.5 miles per US gallon for 2025 model year vehicles achieved by an average 4.5% year-on-year fuel consumption reduction from model year 2016. Meanwhile, the EPA had set an average greenhouse gas emissions target from passenger cars, light trucks and medium duty passenger vehicles at 163 grams per mile in model year 2025 (equivalent to the CAFE 54.5 miles per US gallon if achieved exclusively through fuel economy standards).

In April 2020, EPA and NHTSA jointly announced their new Safer Affordable Fuel Economy (“SAFE”) Regulation mandating new less stringent targets from 2021MY through 2026MY. Instead of the average 4.5% year-on-year fuel consumption reduction from model year 2016, the SAFE Regulation now mandates a 1.5% year-on-year fuel consumption reduction from model year 2021 with new targets of 40.4mpUSg and 199g/mile in 2026MY

Although the State of California had been empowered to implement more stringent greenhouse gas emission standards, it had elected to accept the existing U.S. federal standards for compliance with the state’s own requirements. In November 2012, CARB accepted the federal standard for vehicles with model years 2017 to 2025 for compliance with the state’s own greenhouse gas emission regulations via the “deemed to comply” mechanism. Through the coordination of the National Program with the CARB’s standards, automakers could seek to build one single fleet of vehicles across the United States that satisfies all requirements, and consumers can continue to have a full range of vehicle choices that meet their needs.

However, in September 2019, the US federal government revoked California’s right to set its own standards that require stricter air pollution rules than the federal government requires. California immediately moved to challenge the revocation in court and is looking to move forward with other stringent emission regulations for vehicles, including the Zero Emission Vehicle regulation, (“ZEV”), which requires manufacturers to increase their sales of zero emissions vehicles year-on-year, up to an industry average of 22% of low range Battery Electric Vehicles (“BEV”) sold in the state by 2025. The precise sales required in order to meet a manufacturer’s obligation in any given model year depend on the size of the manufacturer and the level of technology sold. For example, transitional zero emission technologies, such as plug-in hybrids, can account for at least a proportion of a manufacturer’s obligation, but these technologies earn compliance credits at a different rate from pure zero emissions vehicles, also higher EV range BEV produce more credits (e.g. a 350 miles UDDS range BEV would generate 4 credits so only 5.5% of fleet sales would be required in 2022 to meet the 22% standard). Other compliance mechanisms are available under ZEV, such as banking and trading of credits generated through the sale of eligible vehicles. The outcome of the dispute between the State of California and the US federal government over California’s ability to adopt separate, stricter emission standards may affect our sales in the US although the ultimate impact cannot be determined at present.

In addition, many other markets have employed similar greenhouse gas emissions standards, including Brazil, Canada, China, India, Japan, Mexico, Saudi Arabia, South Korea, Switzerland and Taiwan, each with different target mechanisms, targets, timing, requirements, compliance penalties and regulatory flexibilities.

We are fully committed to meeting all of these standards. Local excise tax initiatives are a key consideration in ensuring our products meet customer needs for environmental footprint and cost of ownership concerns as well as continued access to major city centres (such as London and Paris’ Ultra Low Emission Zones and similar low emissions areas being contemplated in other major urban centres). We are fully engaged with UK government consultation on their proposed Internal Combustion Engine (“ICE”) ban from 2035 in the United Kingdom, indeed many other nations are looking at similar strategies at or around 2040/2045. All our long-term strategies are being written with these future restrictions in mind.

Non-greenhouse gas emissions requirements

The European Union has adopted Euro 6, the latest in a series of more stringent standards for emissions of other air pollutants from passenger and light commercial vehicles, such as NOx, carbon monoxide, hydrocarbons and particulates. These standards have been tightened again by the Euro 6d Temp standard, which incorporates the introduction of RDE as a complement to laboratory testing to measure compliance. As a first step, manufacturers were required to reduce the discrepancy between laboratory compliance values and RDE procedure values to a conformity factor of a maximum of 2.1 (110%) for all models from September 2017 for passenger cars and from September 2018 for new light commercial vehicles. Following that, manufacturers are now required to reduce this discrepancy to a conformity factor of a maximum of 1.43 (43%) by January 2020 for new models of passenger cars and by January 2021 for all vehicles registered.

In 2017 and 2018, there was a move to the new WLTP in Europe, with changes made in September 2018, to address global concerns on more customer correlated fuel economy certified levels as well as air quality concerns. Other markets will likely adopt similar requirements. All programmes have been fully engineered to enable the adoption of these new requirements.

Ongoing court cases and proposed amendments to Euro 6 legislation in Europe introduce a significant level of uncertainty with respect to the emissions that could be faced in the next two to five years. In the longer term, the European Commission has also commenced work on a proposed Euro 7 emissions standard legislation, which could become applicable at some stage from the middle of the decade.

In California, the LEV3 regulations and ZEV regulations place strict limits on emissions of particulates, NOx, hydrocarbons, organics and greenhouse gases from passenger cars and light trucks. These regulations require ever-increasing levels of technology in engine control systems, on-board diagnostics and after treatment systems affecting the base costs of our powertrains. California’s LEV3 and ZEV regulations cover model years 2015 to 2025. Additional stringency of evaporative emissions also requires more-advanced materials and joints solutions to eliminate fuel evaporative losses, all for much longer warranty periods (up to 150,000 miles in the United States).

In addition, the Tier 3 Motor Vehicle Emission and Fuel Standards issued by the EPA in April 2014 established more stringent vehicle emissions standards broadly aligned to California’s LEV3 standards for 2017 to 2025 model year vehicles.

The Californian Air Resources Board has commenced development of their next stage of emissions legislation, Advanced Clean Cars II, which will be anticipated to define emissions standards beyond 2025 model year.

While Europe and the United States typically lead the implementation of these emissions programmes, many other nations and states typically follow on with adoption of similar regulations two to four years thereafter. For example, in response to severe air quality issues in Beijing and other major Chinese cities the Chinese government have adopted more stringent emissions standards known as China 6, which is broadly aligned to California LEV3 levels, and will introduce RDE from 2023; India has introduced Bharat StageVI from April 2020, and will introduce RDE from 2023; Japan will introduce RDE for diesel vehicles from 2022.

To comply with the current and future environmental norms, we may have to incur substantial capital expenditure and R&D expenditure to upgrade products and manufacturing facilities, which would have a material and adverse impact on our cost of production and results of operations.

Noise legislation

The European Commission adopted rules, which apply to new homologations from July 2016, to reduce noise produced by cars, vans, buses, coaches and light and heavy trucks. Noise limit values would be lowered in two steps of each two A-weighted decibels for vehicles other than trucks, and one A-weighted decibel in the first step and two in the second step for trucks. Compliance would be achieved over a ten-year period from the introduction of the first phase.

Vehicle safety legislation

Our products are certified in all markets in which they are sold and compliance is achieved through vehicle certification in respective countries. Many countries use, and in many instances adopted into their own regulatory frameworks, the regulations and technical requirements provided through the United Nations Economic Commission for Europe (“UN-ECE”) series of vehicle regulations.

Vehicles sold in Europe are subject to vehicle safety and environmental regulations established by both the European Union and by individual member states, if any. Following the incorporation of the United Nations standards commenced in 2012, the European Commission requires new model cars to have electronic stability control systems and has introduced regulations relating to low-rolling resistance tyres, tyre pressure monitoring systems and requirements for heavy vehicles to have advanced emergency braking systems and lane departure warning systems. The latest mandatory measures include safety belt reminders for more that the driver seat, electric car safety requirements, easier child seat anchorages, tyre pressure monitoring systems and gear shift indicators.

NHTSA issues Federal Motor Vehicle Safety Standards covering a wide range of vehicle components and systems such as occupant protection, seatbelts, brakes, windshields, tyres, steering columns, displays, lights, door locks, side impact protection and fuel systems. NHTSA has recently added, in addition to the technical requirements United States Federal Motor Vehicle Safety Standard (“FMVSS”) requirements, voluntary agreements relating to Autonomous Emergency Brake system installation and Rear Seat Reminder Systems.

Failure to meet product regulated requirements in any jurisdiction will likely require some form of product recall to remedy the compliance failure. The financial cost and impact on consumer confidence of such recalls can be significant depending on the nature of the deficiency, repair required and the number of vehicles affected. The different standards applicable across the territories or countries increase the cost and complexity of designing and producing vehicles and equipment.

Regulations continue to evolve, there are methods and processes in place to monitor regulatory developments and ensure these are captured, internally communicated and design and engineering completed which consider all regulated requirements.

On 22 June 2017, we filed a noncompliance report after determining that approximately 126,127 Jaguar vehicles do not fully comply with FMVSS No. 135, Light Vehicle Brake Systems, as the brake fluid warning statement label on the subject vehicles is not permanently affixed as required. Instead, we installed a label that fits over the neck of the brake fluid reservoir that can be removed when the brake fluid reservoir cap is removed. On 20 July 2017, we petitioned the NHTSA for a decision that the subject noncompliance is inconsequential as it relates to motor vehicle safety for the following reasons, among others:

1.	The installed label will not fall off or become displaced during normal vehicle use or operation.

2.	The installed label is only able to be removed when the brake fluid reservoir cap is displaced which, based on routine maintenance schedules, is once every 3 years in service.

3.	We have not received any customer complaints on this issue.

4.	There have been no accidents or injuries as a result of this issue.

5.	Vehicle production has been corrected to fully conform, with a new filler cap.

In April 2019, NHTSA granted the above mentioned petition.

NHTSA continue to raise enquiries relating to reports of product safety matters. More recently, NHTSA has been actively reviewing post recall remedy issues through their Recall Query process. In June 2019 NHTSA requested information relating to reports of fuel leaks from the fuel tank outlet flange/dust cover. All NHTSA enquiries are published and are in the public domain.

While vehicle safety regulations in Canada are similar to those in the United States, many other countries have different requirements. The differing requirements among various countries create complexity and increase costs such that the development and production of a common product that meets the country regulatory requirements of all countries is not possible. Global Technical Regulations, (“GTRs”), developed under the auspices of the United Nations, continue to have an increasing impact on automotive safety activities, as indicated by European Union legislation. In 2008, GTRs on electronic stability control, head restraints and pedestrian protection were each adopted by the United Nations World Forum for the Harmonisation of Vehicle Regulations, and as of 7 October 2020 are in different stages of national implementation. While global harmonisation is fundamentally supported by the automobile industry in order to reduce complexity, national implementation may still introduce subtle differences into the system.

The effect of Brexit on vehicle certification and type approval in the United Kingdom and European Union is clear and implementation of the changes required to accommodate this have now been completed. The European Union has issued regulation to facilitate a transition from the current 28 member state system permitting transfer to one of the remaining member state approval authorities. The UK Government has introduced legislation allowing proof of compliance from the European Union to be accepted in the United Kingdom for a limited period of time whilst the United Kingdom implements its system of vehicle certification and type approval.

V.    Employee and Management Information

Employees

We consider our human capital to be a critical factor to our success and we have drawn up a comprehensive human resource strategy that addresses key aspects of human resource development. In line with our human resources strategy, we have implemented various initiatives in order to build better organisational capability that we believe will enable us to sustain competitiveness in the global marketplace.

As at 30 June 2020, we employed approximately 37,357 employees worldwide, including agency personnel and excluding employees in our China Joint Venture and Spark44 Joint Venture. Of the 37,357 employees, approximately 6,331 were employed overseas. Hourly paid employees are hired as agency workers for the first twelve months and then move onto a fixed term contract for a further twelve months, before being hired as permanent employees. We employed a total of approximately 19,911 permanent employees as at 31 March 2020 and approximately 18,975 permanent employees as at 30 June 2020.

As part of our Project Charge and Project Charge+ programmes we have implemented, and will continue to implement, certain cash and cost saving initiatives aimed at, among the others, improving our overhead cost base. In this context, we announced a change in the shift pattern (from three shifts to two+ shifts) at our factory in Halewood, United Kingdom, which will result in a reduction of the number of employees through an enhanced voluntary redundancy programme.

Due to the outbreak of COVID-19, during the fourth quarter of Fiscal 2020, we decided to furlough many of our UK employees under the UK government job retention scheme (approximately 62% as at 30 April 2020 and approximately 12% as at 9 September 2020). As we are resuming our activities, we have developed robust protocol and guidelines to support a safe return to work for our employees and adopted strict social distancing measures across our operations. During September 2020, we reported that a small number of employees based at some of our manufacturing facilities (including Halewood and Solihull) have tested positive for COVID-19 and are self-isolating.

Training and Development

We are committed to building the competencies of our employees and improving their performance through training and development. We identify gaps in our employees’ competencies and prepare employees for changes in competitive environments, as well as to meet organisational challenges.

Our commitment to lifelong learning for our employees is generating benefits. For example, the reskilling of a number of our engineers has enabled us to design and engineer our Jaguar I-PACE batteries in-house. The leveraging of our employees’ improved engineering skills has also led to efficiency improvements and a significant rationalisation of design and development costs.

Union Wage Settlements

We have generally enjoyed cordial relations with our employees at our factories and offices. Most of our manufacturing shop floor workers and approximately half of our salaried staff in the United Kingdom are members of a labour union. Trade unions are not recognised for management employees.

Employee wages are paid in accordance with wage agreements that have varying terms (typically two years) at different locations. Usually, bi-annual negotiations in relation to these wage agreements take place, which cover approximately 16,000 of our unionised employees, the most recent of which resulted in a one year wage agreement covering the period from November 2018 to October 2019. We expect to negotiate a new labour agreement with the trade unions from Aril 2021.

Board of Directors

JLR is a public limited company incorporated under the laws of England and Wales. The business address of the directors and board of management of JLR is Abbey Road, Whitley, Coventry CV3 4LF, United Kingdom.

The following table provides information with respect to members of our board of directors as at 7 October 2020:

Name	Position	Date of Birth	Year appointed as Director, Chief Executive Officer or Secretary
Natarajan Chandrasekaran	Non-Executive Director and Chairman	2 June 1963	2017
Professor Sir Ralf D. Speth	Non-Executive Director and Vice Chairman	9 September 1955	2020
Thierry Bolloré	Chief Executive Officer and Director	30 May 1963	2020
Nasser Mukhtar Munjee	Non-Executive Independent Director	18 November 1952	2012
Andrew M. Robb	Non-Executive Independent Director	2 September 1942	2009
Pathamadai Balaji	Non-Executive Director	9 September 1969	2017
Hanne Sorensen	Non-Executive Director	18 September 1965	2018

Board of Management Team

The following table provides information on the select members of our board of management team:

Name	Position	Date of Birth	Year Appointed in Current Position
Thierry Bolloré	Chief Executive Officer and Director	30 May 1963	2020
Felix Bräutigam	Chief Commercial Officer	13 April 1967	2017
Adrian Mardell	Chief Financial Officer	1 July 1961	2019
David Michael Williams	Executive Director, HR	19 July 1972	2020
David Owen	Executive Director, Global Purchasing	5 January 1971	2020
Hanno Kirner	Executive Director, Corporate and Strategy	23 November 1970	2016
Grant McPherson	Executive Director, Manufacturing	18 March 1966	2018
Qing Pan	Executive Director, Jaguar Land Rover China	20 April 1967	2017
Nick Rogers	Executive Director, Product Engineering	25 December 1969	2015

Major Shareholders of JLR

As at 30 June 2020, the following organisation held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital of JLR:

Name of shareholder of Issuer	Number of ordinary shares	%
TML Holdings PTE Limited (Singapore)	1,500,642,163	100

Major Shareholders of TMLH

As at 30 June 2020, the following organisation held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital of our holding company, TMLH:

Name of shareholder of TMLH	Number of ordinary shares	%
Tata Motors Limited (India)	2,511,659,418	100

Major Shareholders of TML

TML is a widely held, listed company with approximately 1,533,381 shareholders of ordinary shares and 204,939 shareholders of ‘A’ ordinary shares of record, as at 30 June 2020. While shareholders of ordinary shares are entitled to one vote for each ordinary share held, shareholders of ‘A’ ordinary shares are entitled to one vote for every 10 ‘A’ ordinary shares held. As at 30 June 2020, the largest shareholder of TML was Tata Sons and its subsidiaries, which held 41.79% of the voting rights.